DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

212 450 5691
maria.norbis@dpw.com

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG


06014327

SUPPL

File No. 82-4939

June 12, 2006

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


PROCESSING
RECEIVED
JUN 12 2006
SECTION

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- Significant disclosure dated February 27, 2006, regarding a forthcoming Shareholders' Meeting scheduled for March 31, 2006;
- Significant disclosure dated May 4, 2006, regarding a clarification of January-March 2006 earning report;
- Significant disclosure dated May 15, 2006, regarding the Civil Aviation Authority's announcement on May 15, 2006;
- Significant disclosure dated May 19, 2006, regarding the acceptance levels of the BAA's Offer;
- Significant disclosure dated May 23, 2006, regarding the authorization from the European Commission in connection with the BAA's Offer;
- Significant disclosure dated May 24, 2006, regarding an agreement with the trustee of the BAA Pension Scheme;
- Significant disclosure dated May 26, 2006, regarding an announcement by the Office of Fair Trading;
- Significant disclosure dated May 30, 2006, regarding BAA's increased cash offers;
- Significant disclosure dated May 30, 2006 regarding acceptance levels as of May 29; and
- Significant disclosure dated May 30, 2006, regarding a response to the defence document issued by BAA on 25 May 2006 and questioning the valuation of BAA sustained in that defence document.

dlw 6/13

If you have any questions, please do not hesitate to contact me at 212- 450-6141. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Best regards,



Maria Norbis
Legal Assistant

Attachments

By Hand Delivery

(NY) 07945/001/12G06/06.09.sec.doc

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following


PROCESSING
JUN 12 2006
SECTION

REGULATORY DISCLOSURE

Hereby is filed the notice, and full proposed resolutions, including a note on their justification and appropriateness, with regard to the forthcoming Shareholders' Meeting of GRUPO FERROVIAL, S.A. scheduled for 31 March 2006 at first call and 1 April 2006 at second call.

Madrid, 27 February 2006

José María Pérez Tremps
Director - Company Secretary

At a meeting on 22 February 2006, the Board of Directors of GRUPO FERROVIAL, S.A. resolved, among other matters, to convene the Annual Meeting of shareholders, to be held in the Auditorio ONCE, calle Paseo de Habana, número 208, 28036 Madrid, on 31 March 2006, at 12.30 hours, at first call, and on 1 April 2006, at the same time and place, at second call, to debate and adopt resolutions on the following:

AGENDA

1st.- Examination and approval of the financial statements - balance sheet, income statement and notes to financial statements - and the management report of the Company for the year ended 31 December 2005.

2nd.- Examination and approval of the financial statements - balance sheet, income statement and notes to financial statements - and the management report of the Company's consolidated group for the year ended 31 December 2005.

3rd.- Proposed distribution of income for the year 2005.

4th.- Examination and approval of the conduct of business by the Board of Directors in 2005.

5th.- Reappointment of Directors:

5.1 Reappointment of Rafael del Pino y Calvo-Sotelo.
5.2 Reappointment of Casa Grande de Cartagena, S.L.
5.3 Reappointment of Portman Baela, S.L.
5.4 Reappointment of José María Pérez Tremps.
5.5 Reappointment of Juan Arena de la Mora.
5.6 Reappointment of Santiago Eguidazu Mayor.

6th.- Reappointment of auditors for the company and consolidated group for 2006.

7th.- Amendment of articles 12, 14 and 15 of the Company Bylaws in connection with convening and holding the Shareholders' Meeting and of article 26 of the Company Bylaws in connection with holding meetings of the Board of Directors.

8th.- Amendment of articles 6, 7, 8, 10, 12, 13, 17 and 18 of the "Shareholders' Meeting Regulation of Grupo Ferrovial, S.A." in connection with convening and holding the Shareholders' Meeting.

9th.- Remuneration of Senior Management and Board members with executive functions:

9.1 Approval of an option plan on the Company's stock.

9.2 Approval of participation by senior management, including members of the Board of Directors with executive functions, in a remuneration

system consisting of the possibility of paying part of the variable remuneration in the form of Company shares.

10th.-Empowerment of the Board of Directors to increase capital by at most 70 million euro, in accordance with article 153.1.b) of the Spanish Corporations Law and, as appropriate, to exclude preferential subscription rights in accordance with article 159.2 of that Law.

11th.-Authorisation so that, in conformity with articles 75 and related articles of the Spanish Corporations Law, the company may acquire own shares directly or via controlled companies, and revocation of the previous authorisation resolved by the Shareholders' Meeting on 18 March 2005, and authorisation to allocate some or all of the own shares acquired to remuneration programmes whose purpose or mechanism is the delivery of shares or stock options, in accordance with article 75.1 of the Spanish Corporations Law.

12th.-Delegation of powers to formalise, register and execute the resolutions adopted by the Shareholders' Meeting and empowerment to formalise the deposit of the financial statements as referred to in article 218 of the Spanish Corporations Law.

SUPPLEMENT TO THE NOTICE

In accordance with article 97.3 of the Spanish Corporations Law, as amended by Law 19/2005, dated 14 November, on European Corporations domiciled in Spain, shareholders who own at least five per cent (5%) of capital may request that a supplement be added to the notice of meeting, including one or more items on the agenda. For those purpose, shareholders must state the number of shares they own or represent. The shareholders who wish to exercise that right must send that supplement via certifiable means which must be received at the company's registered offices, addressed to the General Secretariat (Calle Príncipe de Vergara 135, Madrid) within five days from publication of this notice of meeting.

RIGHT TO BE INFORMED

Shareholders are entitled to examine the following documents at the company's registered offices in Madrid, at Calle Príncipe de Vergara 135, or via the company web site (www.ferrovial.com) and receive a copy of those documents free of charge:

- The company's financial statements (balance sheet, income statement and notes to financial statements) and management report.
- The consolidated group's financial statements (balance sheet, income statement and notes to financial statements) and management report.
- Auditors' reports on the financial statements of the company and its consolidated group.

- Proposals relating to all the motions submitted for approval by the Shareholders' Meeting in accordance with the agenda, with description of the justification and advisability.

- Brief professional résumé of the directors who are proposed for reappointment in item 5 of the Agenda.

- Report drawn up by the Board of Directors relating to item 7 of the Agenda, including the full text of the proposed Bylaw amendment.

- Report drawn up by the Board of Directors relating to item 10 of the Agenda, including the full text of the proposed resolution.

- The company's 2005 corporate governance report.

In accordance with article 112 of the Spanish Corporations Law and article 9 of the Shareholders' Meeting Regulation, until the seventh day prior to the date planned for the Shareholders' Meeting, the shareholders may request that the Board of Directors provide them with any reports or clarifications they deem fit about the items on the Agenda, and raise in writing any questions they wish. Shareholders may also ask for information or clarifications or raise questions in writing regarding the information accessible to the public that the Company filed with the Comisión Nacional del Mercado de Valores since the date of the last Shareholders' Meeting, i.e. 18 March 2005. For those purposes, shareholders can call the Shareholder Relations Department (902 25 30 50 o accionistas@ferrovial.es) and must identify themselves as shareholders, giving their full name, tax identification number, and the number of shares that they own.

ATTENDANCE RIGHT

In accordance with article 15 of the Bylaws and article 10 of the Shareholders' Meeting Regulation, all the shareholders who own at least 100 shares can attend the Shareholders' Meeting, and shares can be grouped to reach that figure. In order to attend the Shareholders' Meeting, shareholders must have registered the ownership of their shares in the book-entry accounting register at least five (5) days prior to the Meeting date and obtain the corresponding attendance card.

REPRESENTATION

Shareholders who do not attend the Shareholders' Meeting can be represented by another person, even if the latter is not a shareholder, provided that the requirements and formalities set out in the law, in the Bylaws, in the Shareholders' Meeting Regulation and those specified in this notice are complied with.

Proxy documents must state the identity of the proxyholder. If not specified, it is understood that the proxy was granted interchangeably to the Chairperson of the Board of Directors, the CEO or the Board Secretary.

If the proxies are in favour of the Board of Directors, it is understood that the proxy was granted interchangeably to the Chairperson of the Board of Directors, the CEO or the Board Secretary.

GRANTING PROXY AND VOTING VIA MEANS OF DISTANCE COMMUNICATION

Shareholders who do not attend the Shareholders' Meeting can grant proxy or vote via means of distance communication.

In accordance with the power granted by articles 15 and 20 of the Bylaws and articles 7, 12 and 22 of the Shareholders' Meeting Regulation, the Board of Directors has authorised shareholders to grant proxy and vote via means of distance communication, provided that the procedural and identification guarantees envisaged in section 5, the shareholder accreditation guarantees envisaged in section 6.1, and other legal requirements and formalities are complied with.

The Company reserves the right to ask shareholders who wish to grant proxy or vote via means of distance communication to provide such additional identification as it deems fit to ensure the authenticity of their vote or proxy.

Shareholders may grant proxy or vote via means of distance communication prior to the Shareholders' Meeting or vote by electronic means during the Meeting:

5.1 Voting and proxy-granting via electronic means prior to the Shareholders' Meeting:

5.1.1 Procedure: shareholders who wish to grant proxy and/or vote via electronic means prior to the Shareholders' Meeting must enter the Company's web site (www.ferrovial.com) and follow the instructions in "2006 Shareholders' Meeting/Proxy-granting and Voting via means of distance Communication".

5.1.2 Identification of the shareholder: shareholders must accredit their identity via a valid, current electronic certificate of recognised user issued by any of the following certification bodies, in accordance with the Electronic Signature Law 59/2003: (i) CERES (Spain's public certification body), which belongs to the Spanish Mint, and (ii) Camerfirma. For this purpose, shareholders must identify themselves to the program via the electronic certificate.

5.1.3 Proxy-granting and voting requirements: the Company will accept the proxy and vote only if it has received them on time and the shareholder accredits his/her status in accordance with section 6.1 below.

5.1.4 Specific conditions relating to electronic proxies: proxies granted by electronic means must be accepted by the proxyholder, otherwise they are void. For this

purpose, it is understood that proxies accept the delegation if they present their ID or passport at the Shareholders' Meeting within two hours prior to the starting time and tell the person in charge of the shareholder register that they represent the shareholder who granted proxy by electronic means.

Proxies can vote only if they attend the Shareholders' Meeting in person.

5.2. Mail:

5.2.1 Procedure: shareholders who wish to grant proxy and/or vote by mail can do so as follows:

A. Cards issued by depositaries: shareholders must complete the sections on proxy-granting or voting in the card issued by the depositary and send it in by mail: (a) to the registered offices, if they vote or grant proxy in favour of the Board of Directors or one of its members; or(b) to the proxyholder if they grant proxy to another person. In the latter case, proxyholders must present the card issued by the depositary and their ID or passport at the venue of the Shareholders' Meeting within two hours prior to the starting time.

B. Grupo Ferrovial cards: shareholders must complete the Grupo Ferrovial proxy or voting card produced by the company. Shareholders can obtain the Grupo Ferrovial proxy or voting card by downloading the document from the company's web site (www.ferrovial.com), collecting the card from the company's registered offices or requesting free delivery from the Shareholder Relations Department (telephone: 902 25 30 50 or accionistas@ferrovial.es).

B.1. Grupo Ferrovial Proxy Cards: once shareholders obtain the Grupo Ferrovial proxy card, they must complete, sign and send it by mail as follows:

(i) shareholders: to accredit their identity, they must send the card as follows:

- if the proxy is granted to the Board of Directors or one of its members, as stated in section 4, the duly completed Grupo Ferrovial proxy card must be sent to the company's registered offices with a photocopy of their ID or passport; or

- if the proxy is granted to another person, a photocopy of the duly completed Grupo Ferrovial card must be sent to the company's registered offices with a photocopy of their ID or passport. Moreover, the shareholder must send the original of the proxy to the proxyholder, who then presents it and his/her ID or passport at the Shareholders' Meeting.

(ii) shareholders who are legal persons: to accredit their identity, in addition to the documents envisaged in each case for shareholders who are natural persons in the two paragraphs of i) above, they must submit

a photocopy of a sufficient power of attorney accrediting the powers of the person who signed the proxy.

B.2. Grupo Ferrovial voting cards: Once shareholders obtain the Grupo Ferrovial card, they must complete, sign and send it by mail before the deadline to the company's registered offices, together with a photocopy of their ID or passport. If the shareholder is a legal person, they must send these documents and a photocopy of a sufficient power of attorney accrediting the powers of the person who signed the proxy.

5.2.2 Requirements for proxy-granting and voting by mail: the Company will accept the proxies and votes only if it has received the document by the deadline and the shareholder accredits his/her status in accordance with section 6.1.

5.2.3 Other provisions relating to proxy-granting by mail: proxies granted by mail can vote only if they attend the Shareholders' Meeting in person.

5.3 Voting by electronic means during the Shareholders' Meeting

5.3.1 *Prior registration: shareholders who wish to vote by electronic means during the Shareholders' Meeting must register through the company's web site beforehand. Accordingly, shareholders must visit the company's web site (www.ferrovial.com) and follow the instructions in "2006 Shareholders' Meeting/Proxy-granting and Voting via Means of Distance Communication/Voting via Means of Distance Communication during the Shareholders' Meeting" in order to register and vote during the Meeting. To register, shareholders must accredit their identity via a valid, current electronic certificate of recognised user issued by either of the following certification bodies, in accordance with the Electronic Signature Law 59/2003: (i) CERES (Spain's public certification body), which belongs to the Spanish Mint, and (ii) Camerfirma.*

5.3.2 *Registration deadline: Shareholders must register before 24.00 hours on 28 March 2006.*

5.3.3 *Accrediting the shareholder status of the registered persons: between the registration deadline and the holding of the Shareholders' Meeting, the Company will cross-check the shareholder status of the registered persons and confirm that the stated ownership and number of shares coincide with the data on record at Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (Iberclear).*

5.3.4 *Voting at the Shareholders' Meeting: registered shareholders must connect to the web site at "2006 Shareholders' Meeting/Proxy-granting and Voting via Means of Distance Communication/Voting via Means of Distance Communication during the Shareholders' Meeting" prior to 12.15 hours on the day of the Meeting and identify themselves with the same electronic certificate used for registration. After that time, the quorum is closed and no additional connections for voting will be accepted.*

Shareholders may follow the Meeting using the program provided on the web site for this purpose and vote on the items on the agenda following the instructions in the program.

COMMON RULES ON GRANTING PROXY AND VOTING BY DISTANCE MEANS

6.1 Deadline for reception by the Company and Shareholder status

Proxies and votes issued prior to the Shareholders' Meeting via means of distance communication (electronic means or postal mail) shall be valid if the Company has received them at the company's registered offices or via its web site before 24.00 hours on 28 March 2006.

After that deadline, only the following proxy-granting and voting via means of distance communication will be accepted: (i) proxies granted on cards issued by depositaries of shares and presented by the proxy to the staff in charge of the shareholder register in the two hours prior to the Meeting's starting time; and (ii) electronic voting during the Shareholders' Meeting if the shareholders have registered beforehand as indicated in section 5.3.1. of this Notice.

The purpose of these deadlines is to confirm the shareholder's status, checking that the owner and number of shares stated by each person that grants proxy or votes via remote media coincide with the data on record at Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (Iberclear).

6.2 Order of precedence between granting proxy and voting via means of distance communication and attending the Shareholders' Meeting.

6.2.1 If a shareholder who has previously granted proxy or voted via any means of distance communication attends the Shareholders' Meeting, that proxy or vote is overridden.

6.2.2 If a shareholder grants several proxies or casts several votes via electronic means or by mail, the last action (proxy or vote) made before the Shareholders' Meeting takes precedence. If there is uncertainty as to when the shareholder issued his/her proxy or vote then, regardless of the media used, the vote will prevail over the proxy. If a shareholder casts several different votes via electronic means or by mail, the last vote cast before the Meeting takes precedence.

6.3 Suspension of electronic systems/Connection failures.

6.3.1 The Company reserves the right to modify, suspend, cancel or restrict electronic voting and proxy mechanisms for technical or security reasons. If any of these events occur, this will be posted immediately on the Company's web site.

6.3.2 The Company will not be liable for damage caused to shareholders as a result of line fault, overloads, cuts, disconnections or any other similar events outside the

control of the Company that prevent them from using the electronic voting and proxy mechanisms and, therefore, this circumstance shall not constitute illegitimate deprivation of the shareholder's right to vote.

6.4 Data protection

The personal data that shareholders send to the Company in order to attend, grant proxy or vote at the Shareholders' Meeting, or the data provided by banks and broker-dealers where those shareholders have deposited their shares, via the legal entity that registers the book entries, Iberclear, shall be used only to draw up, complete and monitor the existing shareholder list. Shareholders are informed that those data shall be incorporated into a computer file owned by the Company and that they can access, rectify, cancel and object to the data, in accordance with the Personal Data Protection Organic Law 15/1999, via a written communication addressed to the Company's General Secretariat in Madrid, Calle Príncipe de Vergara 135, 28002.

In accordance with article 114 of the Spanish Corporations Law, the Board of Directors has resolved to ask a notary to attend and minute the Meeting.

The Shareholders' Meeting is expected to be held at first call.

Madrid, 22 February 2006.

José María Pérez Tremps
Director - Company Secretary

PROPOSALS
ANNUAL SHAREHOLDERS' MEETING

GRUPO FERROVIAL, S.A.
31 March 2006

1. ITEM ONE OF THE AGENDA.

EXAMINATION AND APPROVAL OF THE FINANCIAL STATEMENTS - BALANCE SHEET, INCOME STATEMENT AND NOTES TO FINANCIAL STATEMENTS - AND THE COMPANY MANAGEMENT REPORT FOR THE YEAR ENDED 31 DECEMBER 2005.

Justification and advisability of the proposal:

To comply with article 95 of the Spanish Public Companies Law, which establishes that, within six months from the end of the related year, the Shareholders' Meeting must approve the financial statements and company management report that have been previously approved by the Board of Directors.

Proposal:

"Approve the company's financial statements (balance sheet, income statement and notes to financial statements) and the management report approved by the Board of Directors for the year ended 31 December 2005."

2. ITEM TWO OF THE AGENDA.

EXAMINATION AND APPROVAL OF THE FINANCIAL STATEMENTS - BALANCE SHEET, INCOME STATEMENT AND NOTES TO FINANCIAL STATEMENTS - AND THE MANAGEMENT REPORT OF THE CONSOLIDATED GROUP OF COMPANIES FOR THE YEAR ENDED 31 DECEMBER 2005.

Justification and advisability of the proposal:

As stated in the preceding item, the Shareholders' Meeting must approve the financial statements and management report within six months from year-end. In this case, the consolidated financial statements of the Company's group must be presented for approval at the same time as those of the controlling company

(Grupo Ferrovial. S.A.). in accordance with Article 42.6 of the Spanish Commercial Code.

The consolidated financial statements are presented for the first time under the International Financial Reporting Standards (IFRS), which are obligatory for consolidated listed groups as from 2005.

Proposal:

"Approve the financial statements - balance sheet, income statement and notes to financial statements - and the management report of the Company's consolidated group authorised by the Board of Directors for the year ended 31 December 2005."

3. ITEM THREE OF THE AGENDA.

PROPOSED DISTRIBUTION OF INCOME FOR THE YEAR 2005.

Justification and advisability of the proposal:

The Board of Directors proposes to maintain the same shareholder remuneration policy that has been applied in previous years even though the consolidated financial statements are drafted for the first time under International Financial Reporting Standards (IFRS) and. therefore. the criteria applied to recognising the 2005 consolidated results are not comparable to those used in the financial statements in previous years, which leads to certain difficulties when comparing the shareholder remuneration figures.

In any case, the company considered it a priority not to pass on to shareholders the effect of applying IFRS and to maintain the same remuneration policy.

Proposals:

One.-

"Approve the distribution of the year 2005 income which amounts to 152,421,698.95 euro, as follows:

13th.- Voluntary reserves	26,258,608.15 euro
14th.- Dividend	126,163,090,80 euro

No endowment is made to the Legal Reserve as it already amounts to 20% of the company's capital.

Two.-

Ratify the resolution adopted by the Board of Directors on 28 October 2005 to distribute the amount of 0.29 euro gross per share as an interim dividend out of 2005 income.

Three.-

The amount of 0.61 euro per share, i.e. the difference between the total amount of the dividend out of 2005 income resolved by this Shareholders' Meeting and the interim dividend approved on 28 October 2005, will be paid to the shareholders of Grupo Ferrovial S.A. from 12 May 2006.

In accordance with the legal provisions, the company's treasury stock will not collect the amount of the agreed dividend and this amount will be distributed to the other shares; accordingly, at this date,[1] a dividend of 0.90 euro per share out of 2005 income."

4. ITEM FOUR OF THE AGENDA.

EXAMINATION AND APPROVAL OF THE MANAGEMENT OF THE BOARD OF DIRECTORS IN 2005.

Justification and advisability of the proposal:

Article 95 of the Spanish Public Companies Law establishes that, within six months from the end of the business year, the Shareholders' Meeting must pass judgement on the conduct of the company's business; accordingly, the following proposal is laid before the Meeting:

Proposal:

"Approve the management of the Board of Directors in 2005."

5. ITEM FIVE OF THE AGENDA.

REAPPOINTMENT OF DIRECTORS

Justification and advisability of the proposal.

The Shareholders' Meeting is asked to reappoint directors Rafael del Pino y Calvo-Sotelo, CASA GRANDE DE CARTAGENA, S.L., PORTMAN BAELA, S.L., José María Pérez Tremps, Juan Arena de la Mora and Santiago Eguidazu Mayor since their term of office is drawing to an end.

---

[1] In the event that the number of own shares owned by Grupo Ferrovial, S.A. varies between the date of authorisation of the financial statements by the Board of Directors, 22 February 2006, and the date of the Shareholders' Meeting, 31 March 2006, the amount of the dividend per share will be adjusted accordingly.

The proposed director reappointments were preceded by a report from the Appointments and Remuneration Committee and the compliance of other requirements contained in the Board of Directors Regulation.

Unlike previous years, the reappointments will be put to the vote on an individual basis. A brief CV of each director will be given to shareholders so that they can have information about their profile and merits, and their specific status as directors.

Proposals:

5.1. Reappointment of Rafael del Pino y Calvo-Sotelo.

"Reappoint Rafael del Pino y Calvo-Sotelo as director for the bylaw-mandated three-year period."

5.2. Reappointment of CASA GRANDE DE CARTAGENA, S.L.

"Reappoint CASA GRANDE DE CARTAGENA, S.L. as director for the bylaw-mandated three-year period."

5.3. Reappointment of PORTMAN BAELA, S.L.

"Reappoint PORTMAN BAELA, S.L. as director for the bylaw-mandated three-year period."

5.4. Reappointment of José María Pérez Tremps.

"Reappoint José María Pérez Tremps as director for the bylaw-mandated three-year period."

5.5. Reappointment of Juan Arena de la Mora.

"Reappoint Juan Arena de la Mora as director for the bylaw-mandated three-year period."

5.6. Reappointment of Santiago Eguidazu Mayor.

"Reappoint Santiago Eguidazu Mayor as director for the bylaw-mandated three-year period."

6 ITEM SIX OF THE AGENDA.

REAPPOINTMENT OF AUDITORS FOR THE COMPANY AND CONSOLIDATED GROUP FOR 2006.

Justification and advisability of the proposal.

In accordance with article 204 of the Spanish Public Companies Law, the Shareholders' Meeting is in charge of appointing auditors and this must be done before the end of the year to be audited.

The appointment of the current audit firm for the Company and its group, PricewaterhouseCoopers, approved by the Shareholders' Meeting on 21 March 2003, was for three years starting on the date of the first year to be audited (2003); therefore, according to the aforementioned article, it is necessary to reappoint the auditor for one year.

In compliance with the Bylaws and Board of Directors Regulation, before the Board of Directors proposed to reappoint the current audit firm, such proposal was analysed by the Audit and Control Committee.

Proposals:

"Reappoint PricewaterhouseCoopers Auditores, S.L., domiciled in Paseo de la Castellana, 43, 28046 Madrid and with tax identification number B-79031290, as auditors of the Company and its consolidated group for 2006."

7 ITEM SEVEN OF THE AGENDA.

AMENDMENT TO ARTICLES 12, 14 AND 15 OF THE COMPANY BYLAWS REGARDING THE CONVENING AND HOLDING OF SHAREHOLDERS' MEETINGS AND TO ARTICLE 26 OF THE COMPANY BYLAWS REGARDING THE HOLDING OF THE BOARD OF DIRECTORS' MEETINGS.

Justification and advisability of the proposal.

Law 19/2005 of European Corporations domiciled in Spain, dated 14 November, amended the Spanish Public Companies Law, making it necessary to adapt the Company Bylaws to the new regulations. This regulation affects mainly the advance notice with which Shareholders' Meetings must be convened, the authority to propose supplements to the agenda, and the possibility for the shareholders to attend future Meetings via distance communication means. Regarding the latter, the proposal is another step in increasing the possibilities of shareholders to exercise their right to attend the Meeting other than by attendance in person if, on occasion of each notice, the Board of Directors considers that the shareholder's identity, status and other requirements are duly guaranteed.

It is also proposed that new technologies may be used to hold and conduct the Board of Directors meetings when justified by serious reasons that impede directors to attend. This will enable the attendace by distance communication means.

In short, the amendment addresses the following issues:

a) Adapt the Company Bylaws to the new text of the Spanish Public Companies Law approved by the aforementioned Law on European Corporations domiciled in Spain.

b) Allow the use of distance communication means at Board of Directors meetings.

As required, the amendment was addressed by a Board of Directors report, which is made available to shareholders on occasion of the notice of the Shareholders' Meeting.

Proposals:

"Amend articles 12, 14 and 15 of the Company Bylaws in connection with convening and holding the Shareholders' Meeting and article 26 of the Company Bylaws in connection with holding the Board of Directors' meetings, to read as follows:

Article 12.- Types of Shareholders' Meetings

Shareholders' Meetings may be ordinary or extraordinary.

Ordinary Shareholders' Meetings must be held in the first six months of each year in order to review the conduct of business and approve the previous year's financial statements, if appropriate, and decide as to the distribution of income.

The Ordinary Shareholders' Meeting shall be valid even if it is convened or held outside that time-scale.

Any Shareholders' Meeting other than that envisaged in the aforementioned paragraph is deemed to be an Extraordinary Shareholders' Meeting.

Nevertheless, even if it has been convened as ordinary, the Shareholders' Meeting can also deliberate and decide about any other matter in its power, subject to compliance with the applicable regulations.

Article 14.- Convening Shareholders' Meetings

Ordinary and Extraordinary Shareholders' Meetings shall be convened via an announcement published in the Official Gazette of the Mercantile Registry, and in one of the daily newspapers with the largest circulation in the province, at least one month before the Meeting's date.

The announcement shall state the date, time and place of the Meeting to be held at first call, all the items on the Agenda and any other matters that may be included in accordance with the Shareholders' Meeting Regulation. It may also include the date of the second call, if appropriate.

Shareholders representing at least 5% of the share capital may request publication of a supplement to the notice of the Shareholders' Meeting with one or more items to be added to the agenda. The shareholders who wish to

exercise that right must send that supplement via certifiable means and it must be received at the company's registered offices within five days from publication of the notice of meeting.

The supplement to the notice shall be published at least fifteen days prior to the date established for the Meeting.

If the supplement to the notice is not published within the legal deadline, the Meeting shall be null and void.

The provisions of this article shall be null and void if a legal provision imposes other requirements for Shareholders' Meetings that transact specific matters, in which case the specific provisions must be observed.

The notice of meeting shall state that shareholders are entitled to examine at the registered offices, view on the Company web site or, if they wish, obtain immediately free of charge the proposed resolutions submitted for approval, the necessary or mandatory documents or reports, and other non-mandatory documents determined by the governing body in each case.

Article 15.- Attendance and representation

All the shareholders, including those without voting rights, who individually or in a group own at least one hundred (100) shares can attend the Shareholders' Meeting.

In order to attend the Shareholders' Meeting, shareholders must have registered the ownership of their shares in the book-entry accounting register five days prior to the Meeting date and obtain the corresponding attendance card.

Shareholders with the right to attend may attend the Shareholders' Meeting by distance communication means in accordance with the Shareholders' Meeting Regulation and the following paragraphs.

The governing body shall consider the technical means and legal bases that permit and ensure attendance by telematic means and, on the occasion of each Shareholders' Meeting, it shall assess the possibility of organising attendance through telematic means.

For that purpose, the governing body shall ensure that shareholders' identity, status and rights, the suitability of the telematic means, and the appropriate transaction of the Meeting's business are duly guaranteed, in accordance with the Shareholders' Meeting Regulation. If appropriate, the notice shall indicate the specific telematic means that the shareholders can use as well as instructions on how to use them. If the governing body so determines, the notice may also state that the speeches and proposals of the parties planning to attend by telematic means may be sent to the company before the meeting is convened.

Members of the governing body must attend the Shareholders' Meetings; however, their absence for any reason shall not in any event prevent the Shareholders' Meeting from being quorate.

The Chairperson of the Shareholders' Meeting may authorise managers, experts and other people interested in the Company's affairs to attend the Meeting and invite the people he/she deems fit.

Without prejudice to legal entities that are shareholders attending by proxy, all shareholders entitled to attend can be represented at the Shareholders' Meeting by a proxy, even if the latter is not a shareholder.

Proxies must be specific for each Meeting, given in writing or via distance communication means which duly guarantee the identity of the proxy and shareholder, as the governing body may determine on the occasion of giving notice of the Meeting, in accordance with the Shareholders' Meeting Regulation.

The Chairperson, the Secretary of the Shareholders' Meeting or the persons designated by them are empowered to determine the validity of proxies and compliance with the requirements for attending the Meeting.

The power to grant proxies shall be without prejudice to the provisions of the law with regard to representation by family members or general powers of attorney.

Article 26.- Quorum and voting

The Board of Directors will meet on the dates it decides and whenever the Chairperson or at least two of its members request a meeting, in which case the Chairperson shall convene the meeting within fifteen days from the request. The meetings shall be convened by any written means addressed personally to each director at least one day before the date of the meeting, except in the event of circumstances deemed extraordinary by the Chairperson, in which case the Board meeting may be convened without such advance notice.

Meetings shall ordinarily be held at the registered office but they can also be held at another venue determined by the Chairperson who, provided that there are valid reasons for a director not to attend, may authorise the Board meeting to be held in various places connected via audiovisual means or by telephone, ensuring that attendees are recognised and that there is real-time interactivity and intercommunication and, therefore, the meeting takes place as a single event. The meeting will be deemed to have been held at the venue where most directors are in attendance or, where the numbers are the same, at the venue where the Chairperson is located. In any case the Board Secretary shall minute all those facts and certify that the Board meeting is quorate, detailing the number of directors in attendance; the venue where each director attended the meeting; whether directors attended in person or by proxy; and, where appropriate, the distance means that were used to attend.

The Board of Directors meeting is understood to be quorate if half of its members are present or represented.

Nevertheless, the Board shall be quorate, without prior notice, where all its members are present, either in person or by proxy.

Proxies to attend the Board meeting must be granted to another Director in writing specifically for each meeting.

Except in those cases where a supermajority is required, resolutions shall be adopted by the absolute majority of the directors present. In the event of a tie, the Chairperson shall have the casting vote.

If no director objects, votes may be cast in writing and without the need for a meeting."

8 ITEM EIGHT OF THE AGENDA.

AMENDMENT TO ARTICLES 6, 7, 8, 10, 12, 13, 17 AND 18 OF THE "SHAREHOLDERS' MEETING REGULATION OF GRUPO FERROVIAL, S.A." IN CONNECTION WITH CONVENING AND HOLDING THE SHAREHOLDERS' MEETING.

Justification and advisability of the proposal.

The proposal to amend the Shareholders' Meeting Regulation is due fundamentally to the proposal to amend the Bylaws in the preceding item. The majority of the bylaw changes were related to the Shareholders' Meeting and must be reflected in the Shareholders' Meeting Regulation.

The articles to be amended shall, therefore, include the new legal features approved by the Law on European Corporations domiciled in Spain in connection with the validity of the meeting, the extension of the deadline of the meeting, and the possibility of attending via distance communication means.

Finally, it has been considered appropriate to use these amendments to introduce some technical improvements.

Proposals:

"Amend articles 6, 7, 8, 10, 12, 13, 17 and 18 of the Shareholders' Meeting Regulation in connection with convening and holding the Shareholders' Meeting, which will read as follows:

Article 6. Convening Shareholders' Meetings:

1. Shareholders' Meetings must be convened by the governing body.

2. The governing body must convene an ordinary Shareholders' Meeting in the first six months of each year.

3. The governing body may convene an extraordinary Shareholders' Meeting whenever it deems it to be in the corporate interests or when requested to do so by shareholders owning at least 5% of capital, who must state the Meeting's agenda in the request. In this case, the extraordinary Shareholders' Meeting must be convened to be held within thirty days from the date on which the directors received, by notarial channels, a request to convene it. The directors shall draft the Agenda and must necessarily include the items stated in the request.

4. If the ordinary Shareholders' Meeting is not convened within the legal period indicated in Article 6.2, it may be convened, upon shareholder request and after consultation with the members of the governing body, by the Judge of First Instance corresponding to the Company's registered address, who shall also designate the person who will chair the Shareholders' Meeting. The extraordinary Shareholders' Meeting shall also be convened in the same way if so requested by the same number of shareholders as stated in Article 6.3.

5. The Ordinary Shareholders' Meeting shall be valid even if it is convened or held outside that time-scale.

Article 7. Announcement of Shareholders' Meetings.

1. Ordinary and extraordinary Shareholders' Meetings shall be convened via an announcement published in the Official Gazette of the Mercantile Registry, and in one of the daily newspapers with the largest circulation in the province, at least one month before the Meeting's date, except when the law envisages a different period. The governing body shall consider the advisability of disseminating the notice of meeting via a larger number of media.

2. Without prejudice to the foregoing, when the governing body is aware of the likely date of the Shareholders' Meeting, it can communicate this through the Company's web site or via any other mean it deems fit.

3. The announcement shall state the date, place and time of the Meeting at first call. It may also include the date of the second call, if appropriate. As far as possible, shareholders shall be told that the Meeting is more likely to be held at first call or at second call.

4. The notice shall state clearly and concisely all the items to be discussed. To draft the Agenda, the governing body shall consider the suggestions and proposals, made in writing, by the shareholders that bear a relation to the Company's activities and interests and that are deemed to be of interest to the Meeting.

5. Shareholders who represent at least 5% of capital may request publication of a supplement to the notice of the Shareholders'

Meeting with one or more items to be added to the agenda. For those purposes, shareholders must state the number of shares they own or represent. The shareholders who wish to exercise that right must send this supplement via certifiable means. Such supplement must be received at the company's registered offices within five days from publication of the notice of meeting.

The supplement to the notice shall be published at least fifteen days prior to the date established for the Meeting.

6. If the supplement to the notice is not published within the legal deadline, the Meeting shall be null and void.

7. The provisions of this article shall be null and void if a legal provision imposes other requirements for Shareholders' Meetings that transact specific matters, in which case the specific provisions must be observed.

8. On the occasion of giving notice of the Shareholders' Meeting, the governing body shall assess whether there are distance means of communication enabling shareholders to vote and/or grant proxy, while duly ensuring the identity of the person exercising the right to vote or, if by proxy, the identities of the proxy and shareholder, and if the use of such means is feasible.

If the governing body acknowledges the existence and possibility of using such means, the notice must state the specific distance means of communication that the shareholders may use to cast or delegate their vote as well as the instructions they must follow in order to do so.

9. The notice of meeting shall state that shareholders are entitled to examine at the registered address, view on the web site or, if they wish, obtain immediately free of charge the proposed resolutions submitted for approval, the necessary or mandatory documents or reports and other documents that, though not mandatory, are determined by the governing body in each case.

10. The Company shall file the notice of the Shareholders' Meeting with the Comisión Nacional del Mercado de Valores and with the governing companies of the stock exchanges where the Company is listed, for inclusion in the corresponding Stock Exchange Bulletins, in accordance with the applicable regulation in each case. The text of the notice shall also be posted on the Company's web site.

Article 8. Information to be made available on the Company's web site from the date of the notice of meeting

1. In addition to the requirements of the law or the Company's Bylaws and Article 7.9 above, as from the date of publication of the Shareholders' meeting notice, the Company shall post, on the web

site, the text of all the proposed resolutions made by the governing body relating to the items on the Agenda, the reasoning behind each one and the reports that are mandatory or are determined by the governing body.

2. Moreover, from the date of notice, the Company's web site shall contain all the information deemed to be useful or appropriate to enable shareholders to attend and participate in the Shareholders' Meeting, including:

(i) Procedure to obtain the attendance card.

(ii) Instructions on how to cast or delegate votes using the distance communication means envisaged in the notice, if any.

(iii) Information on the Meeting venue and how to get there.

(iv) Instructions on how to attend the Meeting through any telematic means envisaged in the notice, in accordance with the Bylaws and this Regulation.

(v) Information on any systems or procedures that enable shareholders to follow the Meeting.

(vi) Information about the Investor Relations Department (telephone number, e-mail address, offices, business hours and other similar information).

Article 10. Attendance right

1. All the shareholders, including those without voting rights, who individually own at least one hundred (100) shares can attend the Shareholders' Meeting.

2. Shareholders who own less than one hundred (100) shares can group them and grant a proxy to one of the grouped shareholders.

3. In order to attend the Shareholders' Meeting, shareholders must have registered the ownership of their shares in the book-entry accounting register at least five days prior to the Meeting date and must have obtained the corresponding attendance card.

4. Attendance cards may be issued by the member of the securities register, clearance and settlement systems in which each shareholder has deposited his/her shares, by the Company or by the party expressly stated in each notice.

5. In accordance with Article 17.1 of this Regulation, shareholders attending the Meeting in person or by proxy must present their attendance card on the date set for such Meeting.

6. Shareholders with the right to attend may attend the Shareholders' Meeting by telematic means in accordance with the provisions of the following paragraphs.

The governing body shall consider the technical means and legal bases that guarantee telematic attendance and, on occasion of each Shareholders' Meeting, it shall assess the possibility of organising attendance through telematic means.

For that purpose, the governing body shall ensure that shareholders' identity, status and rights, the suitability of the telematic means, and the appropriate conduct of the Meeting are duly guaranteed. If appropriate, the notice shall indicate the specific telematic means that the shareholders can use as well as the instructions on how to use them. If the governing body so determines, the notice may also state that the speeches and proposals planned by parties planning to attend by telematic means may be sent to the company before the meeting is convened.

Should the governing body have agreed the possibility for shareholders to attend the meeting via telematic means and have included this possibility in the notice, in the event that, due to technical circumstances not attributable to the Company, it is not possible to attend via the means established at the Meeting as envisaged, there is an interruption in communications during the Meeting or the Meeting is concluded, these circumstances shall not constitute an illegitimate deprivation of the shareholder's right to vote.

7. Shareholders who wish to attend via telematic means or vote via distance communication means must accredit their identity and status as shareholder in the form and by the deadline determined by the governing body in the notice, if envisaged in the notice of meeting.

Article 12. Proxies

1. Without prejudice to legal entities that are shareholders attending by proxy, all shareholders entitled to attend can be represented at the Shareholders' Meeting by a proxy, even if the latter is not a shareholder.

2. Proxies are always revocable. As a general rule, and provided that the date can be accredited as certain, the most recent actions made by the shareholder prior to the Meeting shall be valid. If such certainty does not exist, the shareholder's vote shall prevail over the proxy's. In any case, the shareholder's attendance in person at the Shareholders' Meeting shall revoke any proxy.

3. Proxies must be specific for each Meeting and be given in writing or via the distance communication means whose use is expressly envisaged by the governing body in the notice of meeting, provided

that the requirements set out in the notice are met and, in any case, that the principal's identity is duly assured.

4. If the identity of the proxy is not specified in the document, it is understood that the proxy was granted interchangeably to the Chairperson of the Board of Directors, the CEO and the Board Secretary.

5. The Chairperson, the Secretary of the Shareholders' Meeting or the persons designated by them are empowered to determine the validity of proxies and compliance with the requirements for attending the Meeting.

6. The power to grant proxy shall be without prejudice to the provisions of the law with regard to representation by family members or general powers of attorney.

Article 13. Public solicitations of proxies

1. When the Company's Directors, securities depositories or the companies in charge of registering the book-entries solicit proxies for themselves or for others and, in general, whenever the solicitation is made publicly, the rules contained in the Spanish Public Companies Law and implementing regulations shall be applicable. In particular, the document containing the proxy must state how the proxy must vote if precise instructions are not given.

2. Members of the governing body who obtain public proxies cannot exercise the right to vote relating to the shares they represent in items on the Agenda in which they are in conflict of interests and, in any case, regarding the following decisions:

   a) Their appointment or ratification as members of the governing body.

   b) Their dismissal or removal as members of the governing body.

   c) Filing of derivative suits against them.

   d) Approval or ratification, as the case may be, of Company transactions with those members of the governing body, or companies controlled by them or that they represent, or persons acting on their behalf.

3. The proxy may also include items that, though not envisaged in the Agenda, can be dealt with at the Shareholders' Meeting in accordance with law; in this case, paragraph 2 above is also applicable.

Article 17. Shareholder register

1. In the place and on the date envisaged for the Shareholders' Meeting, at first or second call, and from two hours prior to the time announced for the Meeting (unless the notice specifies otherwise), shareholders may present their attendance cards to the persons in charge of registering the shareholders and proxies may present the documents accrediting the representation conferred to them. Attendance cards and proxies shall not be admitted if they are presented to the persons in charge of registering the shareholders after the time established for the start of the Shareholders' Meeting.

2. If the notice of the Shareholders' Meeting envisages attendance by telematic means, shareholders who attend via the means established must register as envisaged in the notice.

3. Shareholders and proxies attending in person or via telematic means shall be registered by the persons designated for this purpose by the Secretary, using any technical means deemed to be appropriate.

4. Shareholders voting by distance means as provided in the Meeting notice must be considered as present for the purposes of quorum.

Article 18. Attendance list

1. Once the attendance cards and proxies have been registered and the Meeting is quorate, the attendance list shall be drafted.

2. Once the acceptance of attendance cards and proxies has concluded, shareholders or their proxies who arrive late at the Shareholders' Meeting venue will be invited to audit the Meeting (in the same room or, if the Company believes that this will disrupt the Meeting, in an adjoining room).

3. In the place, on the day and time set for the Meeting, at first or second call, as the case may be, once the Platform has been formed and the attendance list has been drafted, the Shareholders' Meeting shall commence.

   Firstly, the Secretary shall make the legal notice of the Meeting official by reading it aloud or summarising its contents. Subsequently, the Secretary shall read out a summary of the attendance list, specifying the number of shareholders with voting rights present, whether physically or via telematic means, proxies in attendance, the number of shares corresponding to them, and the percentage of capital they represent. The Chairperson shall then declare that the Shareholders' Meeting is quorate, either at first or second call, as appropriate.

4. If the attendance list is not included at the start of the minutes of the Shareholders' Meeting, it shall be attached as an annex and signed by the Secretary of the Shareholders' Meeting and countersigned by

the Chairperson. The attendance list can also be created as a file or on computer media. In those cases, the method used must be stated in the minutes and a certificate signed by the Secretary of the Shareholders' Meeting and countersigned by the Chairperson must be set out on the sealed enclosure containing the file or computer media."

9 ITEM NINE OF THE AGENDA.

REMUNERATION OF SENIOR MANAGEMENT AND BOARD MEMBERS WITH EXECUTIVE FUNCTIONS:

9.1. APPROVAL OF A STOCK OPTION PLAN.

9.2. APPROVAL OF PARTICIPATION BY SENIOR MANAGEMENT, INCLUDING BOARD MEMBERS WITH EXECUTIVE FUNCTIONS, IN A REMUNERATION SYSTEM CONSISTING OF THE PAYMENT OF PART OF THE VARIABLE REMUNERATION IN THE FORM OF COMPANY SHARES.

Justification and advisability of the proposals:

It is proposed that two remuneration systems be approved for senior management and Board members with executive functions:

9.1.: The first system consists of delivering Company shares in the terms detailed in the following proposal, including compliance with minimum profitability requirements.

The Board of Directors considers that share-based remuneration systems improve human resource management in this field and align executives' interests with company performance.

9.2.: Another proposal is that the Shareholders' Meeting approve payment of part of the variable remuneration for senior executives and members of the Board of Directors with executive functions in the form of shares of the Company. That system, which is not an additional remuneration but a form of paying the current remuneration, is applicable to several groups of people who are Grupo Ferrovial employees. In connection with the 2004 remuneration, its application to senior management and executive directors was approved by the Shareholders' Meeting on 18 March 2005. This proposal is to renew that authorisation under the same terms.

Under article 130 and Additional Provision 4 of the Spanish Public Companies Law, the application of these remuneration formulae to executive directors and senior managers requires a prior resolution by the Shareholders' Meeting setting out a number of mandatory details, all of which are contained in the resolution submitted by the Board.

Proposals:

9.1. APPROVAL OF A STOCK OPTION PLAN.

"Approve a stock options plan applicable to Board members with executive functions and to senior managers who report directly to the Board or to its delegate bodies.

The plan consists of granting stock options of Grupo Ferrovial, S.A., which can only be exercised after the third and before the sixth year following such granting. This right is conditional upon attainment of a minimum rate of return on consolidated equity.

The options may be exercised by third parties in years 4, 5 and 6 from their arrangement, with the unexercised portion accumulating in the subsequent period.

Each option corresponds to one share and the total number of options that can be granted under the plan cannot exceed 950,000, equivalent to 950,000 shares (0.68% of capital of Grupo Ferrovial, S.A.).

The option's strike price is the arithmetic mean of the share price in the twenty stock market sessions prior to the date on which the options were granted.

The Board of Directors, which may delegate to the Nomination and Remuneration Committee, is in charge of determining the Plan's beneficiaries, establishing the number of options to be granted to each one and the premium to be charged and the terms in which vesting is conditional upon attainment of a return on consolidated equity, and generally establishing the Plan's characteristics and conditions."

9.2. APPROVAL OF PARTICIPATION BY SENIOR MANAGEMENT, INCLUDING BOARD MEMBERS WITH EXECUTIVE FUNCTIONS, IN A REMUNERATION SYSTEM CONSISTING OF THE PAYMENT OF PART OF THE VARIABLE REMUNERATION IN THE FORM OF COMPANY SHARES.

"Approve the participation by senior management and members of the Board of Directors of Grupo Ferrovial, S.A. with executive functions in a remuneration system consisting of the payment of part of the variable remuneration in the form of Company shares.

The main features of this plan are as follows:

- Beneficiaries: Members of the Board of Directors of Grupo Ferrovial, S.A. who have executive functions and executives who report directly to the Board of Directors, the Executive Committee or delegate bodies and who are domiciled in Spain.

- Voluntary nature: acceptance of the remuneration plan by the participants is voluntary.

- Maximum limit: each participant may collect at most 12,000 euro in the form of shares.

- Delivery date: The initial plan is for the shares to be delivered on 31 March 2006.

- Number of shares to be allocated per participant: this will depend on the amount of remuneration, capped at 12,000 euro, and the share price at end of trading on the Delivery Date.

- Maximum number of shares to be delivered: The maximum total number of shares to be delivered will be that determined on the basis of the closing price of the share on the stock market on the Delivery Date and the total amount of remuneration in this form corresponding to all the participants, subject to the aforementioned cap of 12,000 euro per participant.

- Value of the shares: the price of the Grupo Ferrovial, S.A. share at the end of trading on the stock market on the Delivery Date.

- Provenance of the shares: the shares will come from treasury stock, held either directly or through controlled companies.

- Term: this remuneration system will be applicable for the next 12 months.

10 ITEM TEN OF THE AGENDA.

EMPOWERMENT OF THE BOARD OF DIRECTORS TO INCREASE CAPITAL BY AT MOST 70 MILLION EURO, IN ACCORDANCE WITH ARTICLE 153.1.B) OF THE SPANISH PUBLIC COMPANIES LAW AND, AS APPROPRIATE, TO EXCLUDE PREFENRENTIAL SUBSCRIPTION RIGHTS IN ACCORDANCE WITH ARTICLE 159.2 OF SUCH LAW.

Justification and advisability of the proposal:

A capital increase is standard method for a company to finance its activities and reinforce equity. The proposed delegation is aimed at increasing the flexibility to adopt any capital increase resolutions so that it can be used when necessary and when rapid execution is in the Company's interests.

The delegation to the Board of Directors to exclude preferential subscription rights is justified in detail in the Board of Directors report provided to shareholders on occasion of the notice. The suppression of the pre-emptive subscription rights is only a power granted to the Board of Directors, which will use this power based on specific circumstances, only if this is in the Company's interests and the legal requirements are met.

Proposals:

"1.- Delegation to increase capital

In accordance with article 153.1.b) of the Spanish Public Companies Law, delegation to the Board of Directors the power to increase capital one or more times, at any time within five years from the date of approval of this resolution by the Shareholders' Meeting, up to at most seventy million (70,000,000) euro, through the issuance of new ordinary, privileged or other types of shares permitted by law, including redeemable shares, with or without a share premium, with or without voting rights, and whose consideration is a monetary contribution, and to establish the terms and conditions of the capital increase, and freely offer the new unsubscribed shares within the period(s) for exercising the pre-emptive subscription right.

If subscription is not complete, the Board of Directors is empowered to increase capital only by the amount subscribed and to reword the Bylaw articles regarding share capital.

2.- Delegation to suppress pre-emptive subscription rights

Delegation to the Board of Directors to partially or totally suppress pre-emptive subscription rights of shareholders and owners of convertible and/or exchangeable fixed-income securities and/or warrants in relation to the share issues covered by this delegation, subject to article 159.2 and matching articles of the Spanish Public Companies Law, provided that this is in the Company's interests and the other legal requirements are met. In any case, if the Board decides to suppress the pre-emptive subscription right in relation to a specific share issue that is made subject to this authorisation, when the issue is approved, it will also issue a report detailing the specific reasons evidencing that this measure is in the Company's interests, which must be accompanied by the auditors' report referred to in article 159.2 of the Spanish Public Companies Law. Those reports shall be made available to shareholders and owners of convertible bonds and notified to the first Shareholders' Meeting held after the resolution to issue those shares.

3.- Listing of the shares

Empower the Board of Directors to apply to list the new shares in the Madrid, Bilbao, Valencia and Barcelona stock exchanges, through the electronic market, and in any foreign stock markets where the Company's shares are listed, empowering the Board to perform all the necessary actions to apply to the competent authorities to list the shares in the various Spanish and foreign securities markets.

11 ITEM ELEVEN OF THE AGENDA.

AUTHORISATION SO THAT, IN CONFORMITY WITH ARTICLES 75 AND RELATED ARTICLES OF THE SPANISH PUBLIC COMPANIES LAW, THE COMPANY MAY ACQUIRE ITS OWN SHARES DIRECTLY OR VIA CONTROLLED COMPANIES, AND REVOCATION OF THE PREVIOUS AUTHORISATION GRANTED BY THE SHAREHOLDERS'

MEETING ON 18 MARCH 2005, AND AUTHORISATION TO ALLOCATE SOME OR ALL OF THE OWN SHARES ACQUIRED TO REMUNERATION PROGRAMMES WHOSE PURPOSE OR MECHANISM IS THE DELIVERY OF SHARES OR STOCK OPTIONS, IN ACCORDANCE WITH ARTICLE 75.1 OF THE SPANISH PUBLIC COMPANIES LAW.

Justification and advisability of the proposal.

Article 75 of the Spanish Public Companies Law states that the acquisition of own shares, and the terms and conditions of the same, must be previously authorised by the Shareholders' Meeting.

In anticipation of it being necessary or appropriate, in the company's interest, to acquire own shares, it is proposed that the Shareholders' Meeting authorises such transactions subject to the terms and deadline set out in the proposal.

Proposals:

One.-

"Authorise the Board of Directors to acquire shares of the company on the market, either directly or via dependent companies, subject to the following limits and requirements:

- Form of acquisition: acquisition via purchase-sale or via any other *inter vivos* act for a valuable consideration.

- Maximum number of shares to be acquired: up to five per cent (5%) of Grupo Ferrovial, S.A.'s share capital, free of all liens and encumbrances, provided that the shares have been fully paid up and are not bound to compliance with any type of obligation, and that the par value of the acquired shares plus those held by Grupo Ferrovial, S.A. and any of its dependent companies does not exceed the aforementioned 5% of Grupo Ferrovial, S.A.'s share capital.

- Minimum and maximum acquisition price: the minimum acquisition price of the shares shall be equivalent to 75% of the market price and the maximum acquisition price shall be 120% of the market price on the date of acquisition.

- Maximum trading volume: the maximum daily trading volume resulting from the acquisition of own shares shall not be more than 25% of the average total trading volume of Grupo Ferrovial, S.A. shares in the previous ten sessions.

- Duration of the authorisation: eighteen (18) months from the date of this resolution.

All of these operations shall comply with the regulations regarding this matter contained in the Company's Internal Code of Conduct."

Two.-

"Revoke the authorisation regarding this matter that was granted by the Shareholders' Meeting on 18 March 2005."

Three.-

"Authorise the Board of Directors to allocate part or all of the own shares acquired to the remuneration programmes whose purpose or mechanism is the delivery of shares or stock options, in accordance with article 75.1 of the Spanish Public Companies Law".

12 ITEM TWELVE OF THE AGENDA.

DELEGATION OF POWERS TO FORMALISE, REGISTER AND EXECUTE THE RESOLUTIONS ADOPTED BY THE SHAREHOLDERS' MEETING AND EMPOWERMENT TO FORMALISE THE DEPOSIT OF THE FINANCIAL STATEMENTS AS REFERRED TO IN ARTICLE 218 OF THE SPANISH PUBLIC COMPANIES LAW.

Justification and advisability of the proposal.

The enforceability of some of the resolutions adopted at this Shareholders' Meeting depends on the performance of certain formalities. Therefore, it is proposed that executive directors be granted the necessary powers to perform those formalities.

Proposal:

"Delegate to the Chairman of the Board of Directors, Mr. Rafael del Pino y Calvo-Sotelo, to the CEO, Mr. Joaquín Ayuso García, and to the Director-Secretary, Mr. José María Pérez Tremps, the power for any of them, without distinction, to formalize and grant by means of a public deed the resolutions adopted by this Shareholders' Meeting and, in particular, to present for filing at the Mercantile Registry the certificates of the resolutions approving the financial statements and the distribution of income, attaching the legally-required documents, and to grant any other public or private document that may be required to register the adopted resolutions with the Mercantile Registry, including the power to request partial registration, and with powers to remedy or rectify on the basis of verbal or written judgements made by the Registrar."

File No. 82-4939In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following

REGULATORY DISCLOSURE

Further to recent press speculation following the publication yesterday by Grupo Ferrovial, S.A. ("Ferrovial") of its earnings presentation (January-March 2006), Ferrovial wishes to clarify that, since the formal offer announcement by Airport Development and Investment Limited ("ADI") on 7 April 2006, it has not given any indication as to whether or not ADI would be willing to increase its offer to acquire the entire issued and to be issued share capital of BAA plc ("BAA") by a small increment in return for BAA agreeing to grant limited due diligence access and recommending ADI's offer.

4 May 2006

José María Pérez Tremps
Director and Secretary of GRUPO FERROVIAL, S.A.

Clarification of the January-March 2006 earnings report

4 May 2006

FOR IMMEDIATE RELEASE

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR PART, IN OR INTO, CANADA, AUSTRALIA OR JAPAN

STATEMENT BY GRUPO FERROVIAL, S.A. IN RELATION TO BAA PLC

Further to recent press speculation following the publication yesterday by Grupo Ferrovial, S.A. ("Ferrovial") of its earnings presentation (January-March 2006), Ferrovial wishes to clarify that, since the formal offer announcement by Airport Development and Investment Limited ("ADI") on 7 April 2006, it has not given any indication as to whether or not ADI would be willing to increase its offer to acquire the entire issued and to be issued share capital of BAA plc ("BAA") by a small increment in return for BAA agreeing to grant limited due diligence access and recommending ADI's offer.

Enquiries:

Citigroup
David Wormsley + 44 20 7986 7692
Philip Robert-Tissot + 44 20 7986 7519
David James (Corporate Broking) + 44 20 7986 0732

Citigate
Ginny Pulbrook + 44 20 7282 2945

Grupo Albion
Alex Moore + 34 91 531 2388

Citigroup Global Markets Limited is acting for ADI, Ferrovial Infra, CDP and GIC SI Investor and no one else in connection with the Offers and matters described in this announcement, and will not be responsible to anyone other than ADI, Ferrovial Infra, CDP and GIC SI Investor for providing the protections afforded to clients of Citigroup Global Markets Limited or for providing advice in relation to the Offers and matters described in this announcement.

Macquarie Bank Limited is acting for ADI and no one else in connection with the Offers and matters described in this announcement, and will not be responsible to anyone other than ADI for providing the protections afforded to clients of Macquarie Bank Limited or for providing advice in relation to the Offers and matters described in this announcement.

HSBC Bank plc is acting for CDP and no one else in connection with the Offers and matters described in this announcement, and will not be responsible to anyone other than CDP for providing the protections afforded to clients of HSBC Bank plc or for providing advice in relation to the Offers and matters described in this announcement.

Unless otherwise defined in this announcement, capitalised words and phrases used in this announcement shall have the same meanings given to them in ADI's announcement of 7 April 2006.

This announcement does not constitute or form part of any offer or invitation to sell or purchase any securities or solicitation of an offer to buy any securities pursuant to the Offers or otherwise. The Offers have been made solely by the Offer Documentation which contains the full terms and conditions of the Offers, including details of how the Offers may be accepted.

The Offers have been made in the United States solely by ADI. Neither Citigroup Global Markets Limited nor Macquarie Bank Limited, nor any of their respective affiliates, have made or will be making the Offers in the United States.

Unless otherwise determined by ADI, the Offers have not been, are not being, and will not be, made, directly or indirectly, in or into or by the use of the mails of, or by any other means (including, without limitation, electronic mail, facsimile transmission, telex, telephone, internet or other forms of electronic communication) of interstate or foreign commerce of, or any facility of a national securities exchange of, Canada, Australia, Japan or any jurisdiction where to do so would violate the laws of that jurisdiction and will not be capable of acceptance by any such use, means or facility or from within Canada, Australia, Japan or any such jurisdiction. Accordingly, unless otherwise determined by ADI, copies of this announcement have not been, are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or from, Canada, Australia, Japan or any such jurisdiction and persons receiving this announcement (including, without limitation, custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from such jurisdiction, as doing so may invalidate any purported acceptance of the Offers. Any person (including, without limitation, any custodian, nominee and trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or the Offer Documentation and/or any other related document to any jurisdiction outside the United Kingdom and the United States should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

The Loan Notes that may be issued pursuant to the Loan Note Alternative will not be transferable and have not been and will not be listed on any stock exchange and have not been, and will not be, registered under the US Securities Act or under the securities laws of any jurisdiction of the United States nor have the relevant clearances been, nor will they be, nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be offered in compliance with applicable securities laws of Canada, Australia or Japan (or any province or territory thereof, if applicable) or any other jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction. Accordingly, the Loan Notes may not be offered, sold, resold or delivered,

directly or indirectly, in, into or from the United States (or to US Persons, as defined in Rule 902 of Regulation S under the US Securities Act), Canada, Australia or Japan (or to any residents thereof) or any other jurisdiction (or to residents in that jurisdiction) if to do so would constitute a violation of the relevant laws in such jurisdiction. Neither the US Securities and Exchange Commission nor any US state securities commission has approved or disapproved of the Loan Notes, or determined if this document is accurate or complete. Any representation to the contrary is a criminal offence.

US holders of BAA Shares and/or BAA Convertible Bonds should be aware that (i) the Offers are for the securities of a corporation organised under the laws of England and are subject to the procedure and disclosure requirements of England, including with respect to financial reporting, withdrawal rights, offer timetable, settlement procedures and timing of payments that are different from those applicable under US domestic tender offer procedures and law; (ii) ADI and BAA are located outside of the United States, some or all of their officers and directors may be resident outside of the United States and, accordingly, it may not be possible to sue such entities, their officers or directors in a non-US court for violations of the US securities laws, and it may be difficult to compel them to subject themselves to a US court's judgment; (iii) ADI and its members or their respective nominees, or brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, BAA securities other than pursuant to the Offers, such as in open market or privately negotiated purchases outside the United States during the period in which the Offers remain open for acceptance; and (iv) Citigroup Global Markets Limited will continue to act as an exempt market maker in BAA securities on the London Stock Exchange.

Information about such purchases will be disclosed as required in the UK and will be available from the Regulatory News Service on the London Stock Exchange website, www.londonstockexchange.com. This information will also be publicly disclosed in the United States to the extent that such information is made public in the United Kingdom.

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following

REGULATORY DISCLOSURE

In connection with the process of making a bid for the acquisition of shares of BAA plc ("BAA"), Grupo Ferrovial, S.A. hereby discloses that the consortium constituted with Caisse de dépôt et placement du Québec and GIC Special Investments Pte Ltd, (the "Consortium") has responded today, via the London Stock Exchange Regulatory Information Service, to the communiqué by the UK's Civil Aviation Authority ("CAA").

In that announcement, the Consortium confirmed that in recent weeks it has established a constructive ongoing dialogue with the CAA and the UK government and that the Consortium considers that its own interpretation of the economic criteria in the regulatory system for BAA's *designated airports* is congruent with the CAA's communiqué.

As the Consortium has stated in previous communiqués, the Consortium and its shareholders are committed to the long-term development of BAA's airports, in accordance with the recommendations of the *Air Transport White Paper",* and, consequently, the investments required for that purpose have been take into account both in the Consortium's Business Plan and in the design of its financial structure.

Both the Consortium and its founders are convinced that they are able to provide BAA with a flexible, cost-effective and solid financial structure which ensures that the investments established in the *Air Transport White Paper* are made in accordance with the goals of the CAA.

Madrid, 15 May 2006.

José María Pérez Tremps
Director and Secretary of GRUPO FERROVIAL, S.A.

FOR IMMEDIATE RELEASE 15 May 2006

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR PART, IN OR INTO, CANADA, AUSTRALIA OR JAPAN

STATEMENT BY AIRPORT DEVELOPMENT AND INVESTMENT LIMITED IN RELATION TO THE CIVIL AVIATION AUTHORITY'S ANNOUNCEMENT OF 15 MAY 2006

Airport Development and Investment Limited ("ADI"), a company held by a consortium formed at the direction of Ferrovial Infraestructuras, S.A., Caisse de dépôt et placement du Québec and GIC Special Investments Pte Ltd, notes this morning's announcement by the Civil Aviation Authority ("CAA").

In recent weeks, ADI has engaged in an open and constructive dialogue with the CAA and the UK Government. ADI confirms that the CAA statement is consistent with its understanding of the economic regulatory process pertaining to BAA plc's ("BAA") designated airports.

As set out in ADI's previous announcements, ADI and its shareholders are committed to the long-term development of BAA's UK airports consistent with the recommendations of the Air Transport White Paper. The required investment has been factored into ADI's business plan and has been taken into account in developing ADI's financing structure.

ADI and its funders are confident that they can deliver BAA a flexible, cost effective and robust financing structure that will ensure the investment set out in the Air Transport White Paper is made consistent with the CAA's objectives.

Enquiries:

Citigroup

David Wormsley	+ 44 20 7986 7692
Philip Robert-Tissot	+ 44 20 7986 7519
David James (Corporate Broking)	+ 44 20 7986 0732

Citigate

Ginny Pulbrook	+ 44 20 7282 2945

Grupo Albion

Alex Moore	+ 34 91 531 2388

Citigroup Global Markets Limited is acting for ADI, Ferrovial Infra, CDP and GIC SI Investor and no one else in connection with the Offers and matters described in this announcement, and will not be responsible to anyone other than ADI, Ferrovial Infra, CDP and GIC SI Investor for providing the protections afforded to clients of Citigroup Global Markets Limited or for providing advice in relation to the Offers and matters described in this announcement.

Macquarie Bank Limited is acting for ADI and no one else in connection with the Offers and matters described in this announcement, and will not be responsible to anyone other than

ADI for providing the protections afforded to clients of Macquarie Bank Limited or for providing advice in relation to the Offers and matters described in this announcement.

HSBC Bank plc is acting for CDP and no one else in connection with the Offers and matters described in this announcement, and will not be responsible to anyone other than CDP for providing the protections afforded to clients of HSBC Bank plc or for providing advice in relation to the Offers and matters described in this announcement.

Unless otherwise defined in this announcement, capitalised words and phrases used in this announcement shall have the same meanings given to them in ADI's announcement of 7 April 2006.

This announcement does not constitute or form part of any offer or invitation to sell or purchase any securities or solicitation of an offer to buy any securities pursuant to the Offers or otherwise. The Offers have been made solely by the Offer Documentation which contains the full terms and conditions of the Offers, including details of how the Offers may be accepted.

The Offers have been made in the United States solely by ADI. Neither Citigroup Global Markets Limited nor Macquarie Bank Limited, nor any of their respective affiliates, have made or will be making the Offers in the United States.

Unless otherwise determined by ADI, the Offers have not been, are not being, and will not be, made, directly or indirectly, in or into or by the use of the mails of, or by any other means (including, without limitation, electronic mail, facsimile transmission, telex, telephone, internet or other forms of electronic communication) of interstate or foreign commerce of, or any facility of a national securities exchange of, Canada, Australia, Japan or any jurisdiction where to do so would violate the laws of that jurisdiction and will not be capable of acceptance by any such use, means or facility or from within Canada, Australia, Japan or any such jurisdiction. Accordingly, unless otherwise determined by ADI, copies of this announcement have not been, are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or from, Canada, Australia, Japan or any such jurisdiction and persons receiving this announcement (including, without limitation, custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from such jurisdiction, as doing so may invalidate any purported acceptance of the Offers. Any person (including, without limitation, any custodian, nominee and trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or the Offer Documentation and/or any other related document to any jurisdiction outside the United Kingdom and the United States should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

The Loan Notes that may be issued pursuant to the Loan Note Alternative will not be transferable and have not been and will not be listed on any stock exchange and have not been, and will not be, registered under the US Securities Act or under the securities laws of any jurisdiction of the United States nor have the relevant clearances been, nor will they be, nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be offered in compliance with applicable securities laws of Canada, Australia or Japan (or any province or territory thereof, if applicable) or any other jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction. Accordingly, the Loan Notes may not be offered, sold, resold or delivered, directly or indirectly, in, into or from the United States (or to US Persons, as defined in Rule 902 of Regulation S under the US Securities Act), Canada, Australia or Japan (or to any residents thereof) or any other jurisdiction (or to residents in that jurisdiction) if to do so would constitute a violation of the relevant laws in such jurisdiction. Neither the US Securities and Exchange Commission nor any US state

securities commission has approved or disapproved of the Loan Notes, or determined if this document is accurate or complete. Any representation to the contrary is a criminal offence.

US holders of BAA Shares and/or BAA Convertible Bonds should be aware that (i) the Offers are for the securities of a corporation organised under the laws of England and are subject to the procedure and disclosure requirements of England, including with respect to financial reporting, withdrawal rights, offer timetable, settlement procedures and timing of payments that are different from those applicable under US domestic tender offer procedures and law; (ii) ADI and BAA are located outside of the United States, some or all of their officers and directors may be resident outside of the United States and, accordingly, it may not be possible to sue such entities, their officers or directors in a non-US court for violations of the US securities laws, and it may be difficult to compel them to subject themselves to a US court's judgment; (iii) ADI and its members or their respective nominees, or brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, BAA securities other than pursuant to the Offers, such as in open market or privately negotiated purchases outside the United States during the period in which the Offers remain open for acceptance; and (iv) Citigroup Global Markets Limited will continue to act as an exempt market maker in BAA securities on the London Stock Exchange.

Information about such purchases will be disclosed as required in the UK and will be available from the Regulatory News Service on the London Stock Exchange website, www.londonstockexchange.com. This information will also be publicly disclosed in the United States to the extent that such information is made public in the United Kingdom.

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following

REGULATORY DISCLOSURE

Airport Development and Investment Limited is the company formed by the members of the consortium comprising Ferrovial Infraestructuras, S.A., a wholly-owned subsidiary of Grupo Ferrovial, S.A., with Caisse de dépôt et placement du Québec and an investment company managed by GIC Special Investments Pte Ltd to make the offers to acquire all of the capital issued and to be issued by BAA plc ("BAA") and all the bonds that are convertible into shares of BAA (the "Offers").

Airport Development and Investment Limited announced today, through the London Stock Exchange Regulatory Information System, that at 3.00 pm (London time) on 18 May 2006, the first closing day for acceptance of the Offers, it had received valid acceptances of the Offers with respect to:

- A total of 3,849,420 shares of BAA, which represent approximately 0.35% of BAA's issued capital.
- A total of 42,272,000 pounds nominal value of 2008 Convertible Bonds, representing approximately 9.96% of the issued 2008 Convertible Bonds.
- A total of 17,117,000 pounds nominal value of 2009 Convertible Bonds, representing approximately 4.02% of the issued 2009 Convertible Bonds.

Additionally, Airport Development and Investment Limited has announced that the period for acceptance of the Offers has been extended to 13.00 (London time) on 19 June 2006.

Attached is the original text which Airport Development and Investment Limited released through the London Stock Exchange Regulatory Information System, with a translation for information purposes.

Madrid, 19 May 2006.

José María Pérez Tremps
Director and Secretary of GRUPO FERROVIAL, S.A.

FOR IMMEDIATE RELEASE 19 May 2006

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO CANADA, AUSTRALIA OR JAPAN

CASH OFFERS

by

CITIGROUP GLOBAL MARKETS LIMITED

and

MACQUARIE BANK LIMITED

on behalf of

AIRPORT DEVELOPMENT AND INVESTMENT LIMITED

(and, in the United States, by Airport Development and Investment Limited)

a company held by

A CONSORTIUM FORMED AT THE DIRECTION OF FERROVIAL INFRAESTRUCTURAS, S.A., CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC ("CDP") AND GIC SPECIAL INVESTMENTS PTE LTD ("GIC SI")

for

BAA PLC

LEVELS OF ACCEPTANCES AND EXTENSION OF OFFERS

1. Level of acceptances

Airport Development and Investment Limited ("ADI") announces that, as at 3.00 p.m. (London time) on 18 May 2006, the first closing date of its cash offer to acquire the entire issued and to be issued share capital of BAA plc ("BAA") (the "Share Offer") and of its cash offers to acquire all of the 2008 Convertible Bonds and the 2009 Convertible Bonds (together, the "Convertible Bond Offers" and, together with the Share Offer, the "Offers"), valid acceptances had been received in respect of:

- a total of 3,849,420 BAA Shares, representing approximately 0.35 per cent. of BAA's issued share capital, and that such acceptances may be counted towards the satisfaction of acceptances to the Share Offer. None of these acceptances were received from persons acting in concert with ADI;
- a total of £42,272,000 nominal of 2008 Convertible Bonds, representing approximately 9.96 per cent. of the 2008 Convertible Bonds in issue, and that such acceptances may be counted towards the satisfaction of acceptances to

the 2008 Convertible Bond Offer. None of these acceptances were received from persons acting in concert with ADI; and

- a total of £17,117,000 nominal of 2009 Convertible Bonds, representing approximately 4.02 per cent. of the 2009 Convertible Bonds in issue, and that such acceptances may be counted towards the satisfaction of acceptances to the 2009 Convertible Bond Offer. None of these acceptances were received from persons acting in concert with ADI.

2. Extension of the Offers

The Offers, which remain subject to the terms and conditions set out in the Offer Document, are being extended and will remain open for acceptance until the next closing date which will be 1.00 p.m. (London time) on 19 June 2006.

Notes

If you hold BAA Shares in certificated form (that is, not through CREST), to accept the Share Offer, please complete, sign and return the relevant Form of Acceptance (which has been sent to you together with the Offer Document) in accordance with the instructions thereon and the instructions in the Offer Document as soon as possible.

If you hold BAA Shares in uncertificated form (that is, through CREST), to accept the Share Offer, please follow the procedures in the Offer Document so as to ensure that your TTE instruction settles as soon as possible. If you hold BAA Shares as a CREST sponsored member, you should refer to your CREST sponsor as only your CREST sponsor will be able to send the necessary TTE instruction to CRESTCo Limited.

As the Share Offer is not being specifically extended to BAA ADRs, holders of BAA ADRs who wish to participate in the Share Offer should take steps to present their BAA ADRs to the US Depositary for cancellation. Any underlying BAA Shares received by holders of BAA ADRs upon such cancellation may then be tendered in the Share Offer. The Offer Document may be obtained from Computershare Investor Services plc at the address below or requested by holders of BAA ADRs by telephone on 0870 703 6266 (or +44 870 703 6266, from outside the UK).

If you hold BAA Convertible Bonds through Euroclear and/or Clearstream, you will be, or will already have been, contacted by Euroclear and/or Clearstream as to the steps you need to take to accept the relevant Convertible Bond Offer(s) as soon as possible.

If you hold BAA Convertible Bonds otherwise than through Euroclear and/or Clearstream, please follow the procedures in the Offer Document to accept the relevant Convertible Bond Offer(s) as soon as possible.

Copies of the Offer Document are and will remain available for collection by BAA Convertible Bondholders during normal business hours on any weekday (Saturdays and public holidays excepted) until the end of the Offer Period from the offices of:

Computershare Investor Services plc
PO Box 858
The Pavilions
Bridgwater Road
Bristol BS99 5WE

Computershare Investor Services plc
2nd Floor
Vintners Place
68 Upper Thames Street
London EC4V 3BJ

Citibank N.A.
21st Floor
Citigroup Centre
Canada Square, Canary Wharf
London E14 5LB

Save as set out below, as at 18 May 2006, neither ADI nor any person acting in concert with it has an interest in, or right to subscribe for, relevant securities of BAA:

Name	**Number and percentage of BAA relevant securities**[(1)]
Mr. Bill Lala (a person presumed to be acting in concert with Ferrovial)	378 BAA Shares (-%)
CDP and persons presumed to be acting in concert with CDP	1,514,626 BAA Shares (0.14%)
GIC SI and persons presumed to be acting in concert with GIC SI	5,951,899 BAA Shares (0.55%) £3,000,000 in nominal value of 2008 Convertible Bonds (0.71%) £3,500,000 in nominal value of 2009 Convertible Bonds (0.82%)
Citigroup and persons presumed to be acting in concert with Citigroup	71,512 BAA Shares (0.01%)
Macquarie or various entities either directly or indirectly controlled by Macquarie or funds managed by or to which advisory services are provided by such entities	1,901,193 BAA Shares (0.18%)
HSBC and persons presumed to be acting in concert with HSBC	200,249 BAA Shares (0.02%)

(1) All of the interests in BAA Shares referred to above comprise holdings of ordinary shares in the share capital of BAA, save that:

- the interests of Citigroup and the persons presumed to be acting in concert with Citigroup in the 71,512 BAA Shares referred to above comprise derivatives (being contracts for differences) referenced to such shares. Of these BAA Shares, 61,460 are under short positions and 10,052 are under a long position; and
- the interests of CDP and the persons presumed to be acting in concert with CDP in the 1,514,626 BAA Shares referred to above comprise holdings of 1,511,968 ordinary shares in the share capital of BAA and also a derivative (being an equity swap) referenced to 2,658 BAA Shares.

All of the interests of GIC SI and the persons presumed to be acting in concert with GIC SI in the 2008 Convertible Bonds and the 2009 Convertible Bonds comprise holdings of the relevant Convertible Bonds.

Unless otherwise defined in this announcement, capitalised words and phrases used in this announcement shall have the same meanings given to them in ADI's announcement of 7 April 2006. The terms "acting in concert" and "relevant securities" shall have the same meanings as in the City Code.

Enquiries:

Citigroup

David Wormsley	+ 44 20 7986 7692
Philip Robert-Tissot	+ 44 20 7986 7519
David James (Corporate Broking)	+ 44 20 7986 0732
Simon Alexander (Corporate Broking)	+ 44 20 7986 0963

Citigate

Ginny Pulbrook	+ 44 20 7282 2945

Grupo Albion

Alex Moore	+ 34 91 531 2388

Citigroup Global Markets Limited is acting for ADI, Ferrovial Infra, CDP and GIC SI Investor and no one else in connection with the Offers and matters described in this announcement, and will not be responsible to anyone other than ADI, Ferrovial Infra, CDP and GIC SI Investor for providing the protections afforded to clients of Citigroup Global Markets Limited or for providing advice in relation to the Offers and matters described in this announcement.

Macquarie Bank Limited is acting for ADI and no one else in connection with the Offers and matters described in this announcement, and will not be responsible to anyone other than ADI for providing the protections afforded to clients of Macquarie Bank Limited or for providing advice in relation to the Offers and matters described in this announcement.

HSBC Bank plc is acting for CDP and no one else in connection with the Offers and matters described in this announcement, and will not be responsible to anyone other than CDP for providing the protections afforded to clients of HSBC Bank plc or for providing advice in relation to the Offers and matters described in this announcement.

This announcement does not constitute or form part of any offer or invitation to sell or purchase any securities or solicitation of an offer to buy any securities pursuant to the Offers or otherwise. The Offers have been made solely by the Offer Documentation which contains the full terms and conditions of the Offers, including details of how the Offers may be accepted.

The Offers have been made in the United States solely by ADI. Neither Citigroup Global Markets Limited nor Macquarie Bank Limited, nor any of their respective affiliates, have made or will be making the Offers in the United States.

Unless otherwise determined by ADI, the Offers have not been, are not being, and will not be, made, directly or indirectly, in or into or by the use of the mails of, or by any other means (including, without limitation, electronic mail, facsimile transmission, telex, telephone, internet or other forms of electronic communication) of interstate or foreign commerce of, or any facility of a national securities exchange of, Canada, Australia, Japan or any jurisdiction where to do so would violate the laws of that jurisdiction and will not be capable of acceptance by any such use, means or facility or from within

Canada, Australia, Japan or any such jurisdiction. Accordingly, unless otherwise determined by ADI, copies of this announcement have not been, are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or from, Canada, Australia, Japan or any such jurisdiction and persons receiving this announcement (including, without limitation, custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from such jurisdiction, as doing so may invalidate any purported acceptance of the Offers. Any person (including, without limitation, any custodian, nominee and trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or the Offer Documentation and/or any other related document to any jurisdiction outside the United Kingdom and the United States should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

The Loan Notes that may be issued pursuant to the Loan Note Alternative will not be transferable and have not been and will not be listed on any stock exchange and have not been, and will not be, registered under the US Securities Act or under the securities laws of any jurisdiction of the United States nor have the relevant clearances been, nor will they be, nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be offered in compliance with applicable securities laws of Canada, Australia or Japan (or any province or territory thereof, if applicable) or any other jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction. Accordingly, the Loan Notes may not be offered, sold, resold or delivered, directly or indirectly, in, into or from the United States (or to US Persons, as defined in Rule 902 of Regulation S under the US Securities Act), Canada, Australia or Japan (or to any residents thereof) or any other jurisdiction (or to residents in that jurisdiction) if to do so would constitute a violation of the relevant laws in such jurisdiction. Neither the US Securities and Exchange Commission nor any US state securities commission has approved or disapproved of the Loan Notes, or determined if the Offer Document is accurate or complete. Any representation to the contrary is a criminal offence.

US holders of BAA Shares and/or BAA Convertible Bonds should be aware that (i) the Offers are for the securities of a corporation organised under the laws of England and are subject to the procedure and disclosure requirements of England, including with respect to financial reporting, withdrawal rights, offer timetable, settlement procedures and timing of payments that are different from those applicable under US domestic tender offer procedures and law; (ii) ADI and BAA are located outside of the United States, some or all of their officers and directors may be resident outside of the United States and, accordingly, it may not be possible to sue such entities, their officers or directors in a non-US court for violations of the US securities laws, and it may be difficult to compel them to subject themselves to a US court's judgment; (iii) ADI and its members or their respective nominees, or brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, BAA securities other than pursuant to the Offers, such as in open market or privately negotiated purchases outside the United States during the period in which the Offers remain open for acceptance; and (iv) Citigroup Global Markets Limited will continue to act as an exempt market maker in BAA securities on the London Stock Exchange.

Information about such purchases will be disclosed as required in the UK and will be available from the Regulatory News Service on the London Stock Exchange website,

www.londonstockexchange.com. This information will also be publicly disclosed in the United States to the extent that such information is made public in the United Kingdom.

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following

REGULATORY DISCLOSURE

Airport Development and Investment Limited (ADI) is the company formed by the members of the consortium comprising Ferrovial Infraestructuras, S.A., a wholly-owned subsidiary of Grupo Ferrovial, S.A., with Caisse de dépôt et placement du Québec and an investment company managed by GIC Special Investments Pte Ltd to make the offers to acquire all of the capital issued and to be issued by BAA plc (BAA) and all the bonds that are convertible into shares of BAA (the Offers).

ADI has announced today through the London Stock Exchange Regulatory Information System that it has received authorisation from the European Commission in connection with its proposal to acquire BAA and that there are no conditions attached to that authorisation.

Additionally, responding to questions raised by BAA shareholders, ADI has clarified that if the Banks consent, ADI will be empowered to declare the Offer for Shares of BAA to be unconditional with respect to the aceptances received, in the event that they represent a percentage under 75%. Nevertheless, in any case the 50% Acceptance Condition in the Offer Documentation must be complied with, in accordance with Rule 10 of the City Code.

Attached is the original text which ADI released through the London Stock Exchange Regulatory Information System, with a translation for information purposes.

Madrid, 23 May 2006

José María Pérez Tremps
Director and Secretary of GRUPO FERROVIAL, S.A.

FOR IMMEDIATE RELEASE 23 May 2006

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO CANADA, AUSTRALIA OR JAPAN

AIRPORT DEVELOPMENT AND INVESTMENT LIMITED

OFFER UPDATE

1. European Commission Clearance

Airport Development and Investment Limited ("ADI"), a company held by a consortium formed at the direction of Ferrovial Infraestructuras, S.A., Caisse de dépôt et placement du Québec and GIC Special Investments Pte Ltd, announces that it has today received clearance from the European Commission in relation to its proposed acquisition of BAA plc ("BAA") and that no conditions are attached to the clearance.

2. Acceptance Condition Clarification

ADI's offer document dated 20 April 2006, states, on page 16, that "The Offeror has agreed with the Banks that it will not declare the Share Offer unconditional as to acceptances until it has received valid acceptances of the Share Offer such that it would hold more than 75 per cent. of the issued and outstanding BAA Shares (assuming for these purposes that all options, warrants and BAA Convertible Bonds (which, as at the relevant time, are outstanding and have not been assented to a Convertible Bond Offer) had been exercised or converted, as the case may be)."

In response to questions from BAA Shareholders, ADI wishes to clarify that, if the Banks so consent, ADI would be able to declare the Share Offer unconditional as to acceptances at a level lower than the threshold set out above.

In any event, the 50 per cent. Acceptance Condition set out in paragraph 1.1 of Part A of Appendix 1 of the Offer Document must be satisfied (in accordance with Rule 10 of the City Code).

Enquiries:

Citigroup
David Wormsley + 44 20 7986 7692
Philip Robert-Tissot + 44 20 7986 7519
David James (Corporate Broking) + 44 20 7986 0732
Simon Alexander (Corporate Broking) + 44 20 7986 0963

Citigate
Ginny Pulbrook + 44 20 7282 2945

Grupo Albion
Alex Moore + 34 91 531 2388

Citigroup Global Markets Limited is acting for ADI, Ferrovial Infra, CDP and GIC SI Investor and no one else in connection with the Offers and matters described in this announcement, and will not be responsible to anyone other than ADI, Ferrovial Infra, CDP and GIC SI Investor for providing the protections afforded to clients of Citigroup Global Markets Limited or for providing advice in relation to the Offers and matters described in this announcement.

Macquarie Bank Limited is acting for ADI and no one else in connection with the Offers and matters described in this announcement, and will not be responsible to anyone other than ADI for providing the protections afforded to clients of Macquarie Bank Limited or for providing advice in relation to the Offers and matters described in this announcement.

HSBC Bank plc is acting for CDP and no one else in connection with the Offers and matters described in this announcement, and will not be responsible to anyone other than CDP for providing the protections afforded to clients of HSBC Bank plc or for providing advice in relation to the Offers and matters described in this announcement.

Unless otherwise defined in this announcement, capitalised words and phrases shall have the same meanings given to them in ADI's announcement of 7 April 2006.

This announcement does not constitute or form part of any offer or invitation to sell or purchase any securities or solicitation of an offer to buy any securities pursuant to the Offers or otherwise. The Offers have been made solely by the Offer Documentation which contains the full terms and conditions of the Offers, including details of how the Offers may be accepted.

The Offers have been made in the United States solely by ADI. Neither Citigroup Global Markets Limited nor Macquarie Bank Limited, nor any of their respective affiliates, have made or will be making the Offers in the United States.

Unless otherwise determined by ADI, the Offers have not been, are not being, and will not be, made, directly or indirectly, in or into or by the use of the mails of, or by any other means (including, without limitation, electronic mail, facsimile transmission, telex, telephone, internet or other forms of electronic communication) of interstate or foreign commerce of, or any facility of a national securities exchange of, Canada, Australia, Japan or any jurisdiction where to do so would violate the laws of that jurisdiction and will not be capable of acceptance by any such use, means or facility or from within Canada, Australia, Japan or any such jurisdiction. Accordingly, unless otherwise determined by ADI, copies of this announcement have not been, are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or from, Canada, Australia, Japan or any such jurisdiction and persons receiving this announcement (including, without limitation, custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from such jurisdiction, as doing so may invalidate any purported acceptance of the Offers. Any person (including, without limitation, any custodian, nominee and trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or the Offer Documentation and/or any other related document to any jurisdiction outside the United Kingdom and the United States should

inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

The Loan Notes that may be issued pursuant to the Loan Note Alternative will not be transferable and have not been and will not be listed on any stock exchange and have not been, and will not be, registered under the US Securities Act or under the securities laws of any jurisdiction of the United States nor have the relevant clearances been, nor will they be, nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be offered in compliance with applicable securities laws of Canada, Australia or Japan (or any province or territory thereof, if applicable) or any other jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction. Accordingly, the Loan Notes may not be offered, sold, resold or delivered, directly or indirectly, in, into or from the United States (or to US Persons, as defined in Rule 902 of Regulation S under the US Securities Act), Canada, Australia or Japan (or to any residents thereof) or any other jurisdiction (or to residents in that jurisdiction) if to do so would constitute a violation of the relevant laws in such jurisdiction. Neither the US Securities and Exchange Commission nor any US state securities commission has approved or disapproved of the Loan Notes, or determined if the Offer Document is accurate or complete. Any representation to the contrary is a criminal offence.

US holders of BAA Shares and/or BAA Convertible Bonds should be aware that (i) the Offers are for the securities of a corporation organised under the laws of England and are subject to the procedure and disclosure requirements of England, including with respect to financial reporting, withdrawal rights, offer timetable, settlement procedures and timing of payments that are different from those applicable under US domestic tender offer procedures and law; (ii) ADI and BAA are located outside of the United States, some or all of their officers and directors may be resident outside of the United States and, accordingly, it may not be possible to sue such entities, their officers or directors in a non-US court for violations of the US securities laws, and it may be difficult to compel them to subject themselves to a US court's judgment; (iii) ADI and its members or their respective nominees, or brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, BAA securities other than pursuant to the Offers, such as in open market or privately negotiated purchases outside the United States during the period in which the Offers remain open for acceptance; and (iv) Citigroup Global Markets Limited will continue to act as an exempt market maker in BAA securities on the London Stock Exchange.

Information about such purchases will be disclosed as required in the UK and will be available from the Regulatory News Service on the London Stock Exchange website, www.londonstockexchange.com. This information will also be publicly disclosed in the United States to the extent that such information is made public in the United Kingdom.

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following:

REGULATORY DISCLOSURE

Airport Development and Investment Limited ("ADI") is the company formed by the members of the consortium comprising Ferrovial Infraestructuras, S.A., a wholly-owned subsidiary of Grupo Ferrovial, S.A., with Caisse de dépôt et placement du Québec and an investment company managed by GIC Special Investments Pte Ltd to make the offers to acquire all of the capital issued and to be issued by BAA plc ("BAA") and all the bonds that are convertible into shares of BAA (the "Offers").

Airport Development and Investment Limited ("ADI") announces that it has today reached agreement with the trustee of the BAA Pension Scheme (the "Scheme") as to an appropriate and robust strategy (including a strengthened funding target and security) for the Scheme in the event of an acquisition of BAA plc by ADI.

Attached as an Annex to this communiqué is the original communiqué in English, a translation of which will be filed shortly with the CNMV.

Madrid, 24 May 2006.

José María Pérez Tremps
Director and Secretary of GRUPO FERROVIAL, S.A.

FOR IMMEDIATE RELEASE 24 May 2006

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO CANADA, AUSTRALIA OR JAPAN

AIRPORT DEVELOPMENT AND INVESTMENT LIMITED

OFFER UPDATE

Airport Development and Investment Limited ("ADI"), a company held by a consortium formed at the direction of Ferrovial Infraestructuras, S.A., Caisse de dépôt et placement du Québec and GIC Special Investments Pte Ltd, announces that it has today reached agreement with the trustee of the BAA Pension Scheme (the "Scheme") as to an appropriate and robust strategy (including a strengthened funding target and security) for the Scheme in the event of an acquisition of BAA plc by ADI.

Enquiries:

Citigroup	
David Wormsley	+ 44 20 7986 7692
Philip Robert-Tissot	+ 44 20 7986 7519
David James (Corporate Broking)	+ 44 20 7986 0732
Simon Alexander (Corporate Broking)	+ 44 20 7986 0963
Citigate	
Ginny Pulbrook	+ 44 20 7282 2945
Grupo Albion	
Alex Moore	+ 34 91 531 2388

Citigroup Global Markets Limited is acting for ADI, Ferrovial Infra, CDP and GIC SI Investor and no one else in connection with the Offers and matters described in this announcement, and will not be responsible to anyone other than ADI, Ferrovial Infra, CDP and GIC SI Investor for providing the protections afforded to clients of Citigroup Global Markets Limited or for providing advice in relation to the Offers and matters described in this announcement.

Macquarie Bank Limited is acting for ADI and no one else in connection with the Offers and matters described in this announcement, and will not be responsible to anyone other than ADI for providing the protections afforded to clients of Macquarie Bank Limited or for providing advice in relation to the Offers and matters described in this announcement.

HSBC Bank plc is acting for CDP and no one else in connection with the Offers and matters described in this announcement, and will not be responsible to anyone other than CDP for providing the protections afforded to clients of HSBC Bank plc or for providing advice in relation to the Offers and matters described in this announcement.

Unless otherwise defined in this announcement, capitalised words and phrases shall have the same meanings given to them in ADI's announcement of 7 April 2006.

This announcement does not constitute or form part of any offer or invitation to sell or purchase any securities or solicitation of an offer to buy any securities pursuant to the Offers or otherwise. The Offers have been made solely by the Offer Documentation which contains the full terms and conditions of the Offers, including details of how the Offers may be accepted.

The Offers have been made in the United States solely by ADI. Neither Citigroup Global Markets Limited nor Macquarie Bank Limited, nor any of their respective affiliates, have made or will be making the Offers in the United States.

Unless otherwise determined by ADI, the Offers have not been, are not being, and will not be, made, directly or indirectly, in or into or by the use of the mails of, or by any other means (including, without limitation, electronic mail, facsimile transmission, telex, telephone, internet or other forms of electronic communication) of interstate or foreign commerce of, or any facility of a national securities exchange of, Canada, Australia, Japan or any jurisdiction where to do so would violate the laws of that jurisdiction and will not be capable of acceptance by any such use, means or facility or from within Canada, Australia, Japan or any such jurisdiction. Accordingly, unless otherwise determined by ADI, copies of this announcement have not been, are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or from, Canada, Australia, Japan or any such jurisdiction and persons receiving this announcement (including, without limitation, custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from such jurisdiction, as doing so may invalidate any purported acceptance of the Offers. Any person (including, without limitation, any custodian, nominee and trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or the Offer Documentation and/or any other related document to any jurisdiction outside the United Kingdom and the United States should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

The Loan Notes that may be issued pursuant to the Loan Note Alternative will not be transferable and have not been and will not be listed on any stock exchange and have not been, and will not be, registered under the US Securities Act or under the securities laws of any jurisdiction of the United States nor have the relevant clearances been, nor will they be, nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be offered in compliance with applicable securities laws of Canada, Australia or Japan (or any province or territory thereof, if applicable) or any other jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction. Accordingly, the Loan Notes may not be offered, sold, resold or delivered, directly or indirectly, in, into or from the United States (or to US Persons, as defined in Rule 902 of Regulation S under the US Securities Act), Canada, Australia or Japan (or to any residents thereof) or any other jurisdiction (or to residents in that jurisdiction) if to do so would constitute a violation of the relevant laws in such jurisdiction. Neither the US Securities and Exchange Commission nor any US state securities commission has approved or disapproved of the Loan Notes, or determined if the Offer Document is accurate or complete. Any representation to the contrary is a criminal offence.

US holders of BAA Shares and/or BAA Convertible Bonds should be aware that (i) the Offers are for the securities of a corporation organised under the laws of England and are subject to the procedure and disclosure requirements of England, including with respect to financial reporting, withdrawal rights, offer timetable, settlement procedures and timing of payments that are different from those applicable under US domestic tender offer procedures and law; (ii) ADI and BAA are located outside of the United States, some or all of their officers and directors may be resident outside of the United States and, accordingly, it may not be possible to sue such entities, their officers or directors in a non-US court for violations of the US securities laws, and it may be difficult to compel them to subject themselves to a US court's judgment; (iii) ADI and its members or their respective nominees, or brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, BAA securities other than pursuant to the Offers, such as in open market or privately negotiated purchases outside the United States during the period in which the Offers remain open for acceptance; and (iv) Citigroup Global Markets Limited will continue to act as an exempt market maker in BAA securities on the London Stock Exchange.

Information about such purchases will be disclosed as required in the UK and will be available from the Regulatory News Service on the London Stock Exchange website, www.londonstockexchange.com. This information will also be publicly disclosed in the United States to the extent that such information is made public in the United Kingdom.

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following:

REGULATORY DISCLOSURE

Airport Development and Investment Limited ("ADI") is the company formed by the members of the consortium comprising Ferrovial Infraestructuras, S.A., a wholly-owned subsidiary of Grupo Ferrovial, S.A., with Caisse de dépôt et placement du Québec and an investment company managed by GIC Special Investments Pte Ltd to make the offers to acquire all of the capital issued and to be issued by BAA plc ("BAA") and all the bonds that are convertible into shares of BAA (the "Offers").

Airport Development and Investment Limited ("ADI") announces by the Office of Fair Trading ("OFT") that it is considering looking into the market structure of the UK airport industry.

ADI is familiar with the UK regulatory framework and the various reviews that may take place. Indeed, the structure of the market has been considered at regular intervals since BAA plc ("BAA") was privatised.

If ADI is successful in its offer for BAA, ADI will of course cooperate fully with any review, if the OFT does in due course decide to initiate one. ADI will respond to the claims in BAA´s defence documents in due course.

Attached as an Annex to this communiqué is the original communiqué in English.

Madrid, 26 May 2006.

José María Pérez Tremps
Director and Secretary of GRUPO FERROVIAL, S.A.

FOR IMMEDIATE RELEASE 26 May 2006

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO CANADA, AUSTRALIA OR JAPAN

AIRPORT DEVELOPMENT AND INVESTMENT LIMITED

RESPONSE TO OFFICE OF FAIR TRADING ANNOUNCEMENT

Airport Development and Investment Limited ("ADI"), a company held by a consortium formed at the direction of Ferrovial Infraestructuras, S.A., Caisse de dépôt et placement du Québec and GIC Special Investments Pte Ltd, notes the announcement yesterday by the Office of Fair Trading ("OFT") that it is considering looking into the market structure of the UK airport industry.

ADI is familiar with the UK regulatory framework and the various reviews that may take place. Indeed, the structure of the market has been considered at regular intervals since BAA plc ("BAA") was privatised.

If ADI is successful in its offer for BAA, ADI will of course cooperate fully with any review, if the OFT does in due course decide to initiate one.

ADI will respond to the claims in BAA´s defence documents in due course.

Enquiries:

Citigroup

David Wormsley	+ 44 20 7986 7692
Philip Robert-Tissot	+ 44 20 7986 7519
David James (Corporate Broking)	+ 44 20 7986 0732
Simon Alexander (Corporate Broking)	+ 44 20 7986 0963

Citigate

Ginny Pulbrook	+ 44 20 7282 2945

Grupo Albion

Alex Moore	+ 34 91 531 2388

Citigroup Global Markets Limited is acting for ADI, Ferrovial Infra, CDP and GIC SI Investor and no one else in connection with the Offers and matters described in this announcement, and will not be responsible to anyone other than ADI, Ferrovial Infra, CDP and GIC SI Investor for providing the protections afforded to clients of Citigroup Global Markets Limited or for providing advice in relation to the Offers and matters described in this announcement.

Macquarie Bank Limited is acting for ADI and no one else in connection with the Offers and matters described in this announcement, and will not be responsible to anyone other than ADI for providing the protections afforded to clients of Macquarie Bank

Limited or for providing advice in relation to the Offers and matters described in this announcement.

HSBC Bank plc is acting for CDP and no one else in connection with the Offers and matters described in this announcement, and will not be responsible to anyone other than CDP for providing the protections afforded to clients of HSBC Bank plc or for providing advice in relation to the Offers and matters described in this announcement.

Unless otherwise defined in this announcement, capitalised words and phrases shall have the same meanings given to them in ADI's announcement of 7 April 2006.

This announcement does not constitute or form part of any offer or invitation to sell or purchase any securities or solicitation of an offer to buy any securities pursuant to the Offers or otherwise. The Offers have been made solely by the Offer Documentation which contains the full terms and conditions of the Offers, including details of how the Offers may be accepted.

The Offers have been made in the United States solely by ADI. Neither Citigroup Global Markets Limited nor Macquarie Bank Limited, nor any of their respective affiliates, have made or will be making the Offers in the United States.

Unless otherwise determined by ADI, the Offers have not been, are not being, and will not be, made, directly or indirectly, in or into or by the use of the mails of, or by any other means (including, without limitation, electronic mail, facsimile transmission, telex, telephone, internet or other forms of electronic communication) of interstate or foreign commerce of, or any facility of a national securities exchange of, Canada, Australia, Japan or any jurisdiction where to do so would violate the laws of that jurisdiction and will not be capable of acceptance by any such use, means or facility or from within Canada, Australia, Japan or any such jurisdiction. Accordingly, unless otherwise determined by ADI, copies of this announcement have not been, are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or from, Canada, Australia, Japan or any such jurisdiction and persons receiving this announcement (including, without limitation, custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from such jurisdiction, as doing so may invalidate any purported acceptance of the Offers. Any person (including, without limitation, any custodian, nominee and trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or the Offer Documentation and/or any other related document to any jurisdiction outside the United Kingdom and the United States should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

The Loan Notes that may be issued pursuant to the Loan Note Alternative will not be transferable and have not been and will not be listed on any stock exchange and have not been, and will not be, registered under the US Securities Act or under the securities laws of any jurisdiction of the United States nor have the relevant clearances been, nor will they be, nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be offered in compliance with applicable securities laws of Canada, Australia or Japan (or any province or territory thereof, if applicable) or any other jurisdiction if to do so would constitute a violation of the relevant laws in such

jurisdiction. Accordingly, the Loan Notes may not be offered, sold, resold or delivered, directly or indirectly, in, into or from the United States (or to US Persons, as defined in Rule 902 of Regulation S under the US Securities Act), Canada, Australia or Japan (or to any residents thereof) or any other jurisdiction (or to residents in that jurisdiction) if to do so would constitute a violation of the relevant laws in such jurisdiction. Neither the US Securities and Exchange Commission nor any US state securities commission has approved or disapproved of the Loan Notes, or determined if the Offer Document is accurate or complete. Any representation to the contrary is a criminal offence.

US holders of BAA Shares and/or BAA Convertible Bonds should be aware that (i) the Offers are for the securities of a corporation organised under the laws of England and are subject to the procedure and disclosure requirements of England, including with respect to financial reporting, withdrawal rights, offer timetable, settlement procedures and timing of payments that are different from those applicable under US domestic tender offer procedures and law; (ii) ADI and BAA are located outside of the United States, some or all of their officers and directors may be resident outside of the United States and, accordingly, it may not be possible to sue such entities, their officers or directors in a non-US court for violations of the US securities laws, and it may be difficult to compel them to subject themselves to a US court's judgment; (iii) ADI and its members or their respective nominees, or brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, BAA securities other than pursuant to the Offers, such as in open market or privately negotiated purchases outside the United States during the period in which the Offers remain open for acceptance; and (iv) Citigroup Global Markets Limited will continue to act as an exempt market maker in BAA securities on the London Stock Exchange.

Information about such purchases will be disclosed as required in the UK and will be available from the Regulatory News Service on the London Stock Exchange website, www.londonstockexchange.com. This information will also be publicly disclosed in the United States to the extent that such information is made public in the United Kingdom.


JUN 1 2 2006

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following

REGULATORY DISCLOSURE

Airport Development and Investment Limited (ADI) is the company formed by the members of the consortium comprising Ferrovial Infraestructuras, S.A., a wholly-owned subsidiary of Grupo Ferrovial, S.A., with Caisse de dépôt et placement du Québec and an investment company managed by GIC Special Investments Pte Ltd to make the offers to acquire all of the capital issued and to be issued by BAA plc (BAA) and all the bonds that are convertible into shares of BAA (the Offers).

In conformity with Section 2.5 of the City Code on Takeovers and Mergers, ADI announced today, through its advisors, Citigroup Global Markets Limited and Macquarie Bank Limited, and through the London Stock Exchange Regulatory Information System, a revision and increase in the binding Offers (the Revised Offers).

The Revised Offers, which are unilateral (i.e. not tied to a recommendation by the Board of Directors of BAA) are addressed to all shareholders of BAA and consist of an offer of 900 pence in cash per share of BAA, i.e. 90 pence per share more than the value of the Offers announced by ADI on 7 April 2006, and imply valuing BAA at approximately 9.732 billion pounds sterling. Under the terms of the revised offers, the shareholders of BAA will not collect the final dividend of 15.25 pence per share declared by BAA on 16 May 2006.

Additionally, the cash offer made to the holders of bonds convertible into shares of BAA (2008 convertible bonds and 2009 convertible bonds) has been revised and increased, reflecting better value than the bond conversion ratio applicable in the event of a change of control and an improvement on the value of the offers for the bonds convertible into shares of BAA that was made on 7 April 2006.

The Revised Offers are conditional upon acceptance by at least 90% of all the ordinary shares of BAA or such lower percentage as the Consortium may establish, in accordance with the terms and conditions already disclosed to the market and set out in the aforementioned announcement and its Annex 1.

The deadline for acceptance of the Revised Offers has been extended to 13:00 hours (London time) on 19 June 2006.

Additionally, the Revised Offers are subject to other conditions detailed in Annex 1 of that announcement.

Attached as an Annex to this communiqué is the original announcement in English, and a translation into Spanish.

Madrid, 30 May 2006.

José María Pérez Tremps
Director and Secretary of GRUPO FERROVIAL, S.A.

FOR IMMEDIATE RELEASE 30 May 2006

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO CANADA

INCREASED CASH OFFERS

by

AIRPORT DEVELOPMENT AND INVESTMENT LIMITED

a company held by

A CONSORTIUM FORMED AT THE DIRECTION OF FERROVIAL INFRAESTRUCTURAS, S.A., CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC AND GIC SPECIAL INVESTMENTS PTE LTD

for

BAA PLC

Summary

- Airport Development and Investment Limited (the "Offeror") yesterday submitted to the Chairman of BAA plc ("BAA") the terms of a significantly increased cash offer of 900 pence per BAA Share to acquire the entire issued and to be issued share capital of BAA (the "Increased Ordinary Offer") and significantly increased cash offers to acquire all of the outstanding BAA Convertible Bonds (the "Increased Convertible Offers" and, together with the Increased Ordinary Offer, the "Increased Offers").

- The BAA Board notified the Offeror that it had decided to reject the Increased Offers. The Board of the Offeror believes that the Increased Offers represent extremely attractive value for BAA Shareholders and BAA Convertible Bondholders respectively and hence is disappointed that BAA has chosen to reject such offers without further discussion. It remains the preference of the Board of the Offeror to proceed with the transaction on a recommended basis. However, given the unwillingness of the BAA Board to engage with the Offeror and the attractiveness of the Increased Offers, the Board of the Offeror has decided to announce the terms of the Increased Offers.

- The Increased Ordinary Offer will be made on the following basis:

    - 900 pence in cash for each BAA Share.

- Under the terms of the Increased Ordinary Offer, BAA Shareholders will not receive the proposed final dividend of 15.25 pence per BAA Share.

- The Increased Ordinary Offer values BAA's existing issued share capital at approximately £9.732 billion and provides BAA Shareholders with an opportunity to realise value in cash at a substantial premium to BAA's pre-bid speculation share price.

- The Increased Ordinary Offer represents:

    - a premium of 41 per cent. to the average share price of 637 pence for the 30 days ended on 6 February 2006, the day before speculation began about the possibility of an offer for BAA;
    - a premium of 46 per cent. to the average share price of 615 pence for the 12 months ended on 6 February 2006;
    - a multiple of 22.1x BAA's undiluted pre-exceptional earnings per share of 40.7 pence for the year ended 31 March 2006; and
    - an increase of 90 pence per BAA Share (amounting to an increase of 11 per cent.) on the Offeror's previous offer of 810 pence per BAA Share for the entire issued and to be issued share capital of BAA.

- The Increased Convertible Offers will be made on the following basis:

    - £1,374 for each £1,000 nominal of 2008 Convertible Bonds; and
    - £1,583 for each £1,000 nominal of 2009 Convertible Bonds.

  These values reflect the respective enhanced conversion prices of the BAA Convertible Bonds which apply in the event of a change of control of BAA (net of the proposed final dividend).

- The Consortium has made significant progress on various aspects of the transaction since 7 April 2006 (the date of the announcement of the Original Offers), including:

    - clearance (without conditions) from the European Commission in relation to the proposed transaction;
    - agreement with the BAA pension scheme trustees as to an appropriate and robust strategy (including a strengthened funding target and security) for the pension scheme in the event of an acquisition of BAA by the Offeror; and
    - an open and constructive dialogue with the Civil Aviation Authority and the UK Government as to the Offeror's business plan, proposed financial structure and ability to deliver its investment commitments.

- The Increased Ordinary Offer provides BAA Shareholders with an extremely attractive cash exit at a price which the Offeror believes would not be sustained in the absence of a bid.

- BAA Shareholders and BAA Convertible Bondholders are urged to accept the Increased Offers as soon as possible and, in any event, by no later than 1.00pm (London time) on 19 June 2006.

This summary should be read in conjunction with, and is subject to, the full text of the following announcement (including the Appendices). The Increased Offers will be subject to the Conditions and certain further terms set out in Appendix 1 and the terms and conditions set out in the Revised Offer Documentation when issued. Appendix 2 contains definitions of certain terms used in this summary and in the following announcement. Appendix 3 contains the sources and bases of certain information used in this summary and in the following announcement.

Enquiries:
Citigroup
David Wormsley + 44 20 7986 7692
Philip Robert-Tissot + 44 20 7986 7519
David James (Corporate Broking) + 44 20 7986 0732
Simon Alexander (Corporate Broking) + 44 20 7986 0963
Citigate
Ginny Pulbrook + 44 20 7282 2945
Grupo Albion
Alex Moore + 34 91 531 2388

Citigroup Global Markets Limited is acting for the Offeror, Ferrovial Infra, CDP and GIC SI Investor and no one else in connection with the Increased Offers and matters described in this announcement, and will not be responsible to anyone other than the Offeror, Ferrovial Infra, CDP and GIC SI Investor for providing the protections afforded to clients of Citigroup Global Markets Limited or for providing advice in relation to the Increased Offers and matters described in this announcement.

Macquarie Bank Limited is acting for the Offeror and no one else in connection with the Increased Offers and matters described in this announcement, and will not be responsible to anyone other than the Offeror for providing the protections afforded to clients of Macquarie Bank Limited or for providing advice in relation to the Increased Offers and matters described in this announcement.

HSBC Bank plc is acting for CDP and no one else in connection with the Increased Offers and matters described in this announcement, and will not be responsible to anyone other than CDP for providing the protections afforded to clients of HSBC Bank plc or for providing advice in relation to the Increased Offers and matters described in this announcement.

This announcement does not constitute or form part of any offer or invitation to sell or purchase any securities or solicitation of an offer to buy any securities pursuant to the Increased Offers or otherwise. The Increased Offers will be made solely by the Revised Offer Documentation, when issued, which will contain the full terms and conditions of the Increased Offers, including details of how the Increased Offers may be accepted.

Unless otherwise determined by the Offeror, the Increased Offers are not being, and will not be, made, directly or indirectly, in or into or by the use of the mails of, or by any other means (including, without limitation, electronic mail, facsimile transmission, telex,

telephone, internet or other forms of electronic communication) of interstate or foreign commerce of, or any facility of a national securities exchange of Canada or any jurisdiction where to do so would violate the laws of that jurisdiction and will not be capable of acceptance by any such use, means or facility or from within Canada or any such jurisdiction. Accordingly, unless otherwise determined by the Offeror, copies of this announcement are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or from Canada or any such jurisdiction and persons receiving this announcement (including, without limitation, custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from such jurisdiction, as doing so may invalidate any purported acceptance of the Increased Offers. Any person (including, without limitation, any custodian, nominee and trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or the Revised Offer Documentation and/or any other related document to any jurisdiction outside the United Kingdom and the United States should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

The Loan Notes that may be issued pursuant to the Loan Note Alternative will not be transferable and will not be listed on any stock exchange and, unless otherwise determined by the Offeror, have not been, and will not be, registered under the US Securities Act or under the securities laws of any jurisdiction of the United States nor have the relevant clearances been, nor will they be, nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be offered in compliance with applicable securities laws of Australia, Canada or Japan (or any province or territory thereof, if applicable) or any other jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction. Accordingly, unless otherwise determined by the Offeror and the relevant clearances are obtained or steps are taken, the Loan Notes may not be offered, sold, resold or delivered, directly or indirectly, in, into or from the United States (or to US Persons, as defined in Rule 902 of Regulation S under the US Securities Act), Australia, Canada or Japan (or to any residents thereof) or any other jurisdiction (or to residents in that jurisdiction) if to do so would constitute a violation of the relevant laws in such jurisdiction. Neither the US Securities and Exchange Commission ("the SEC") nor any US state securities commission has approved or disapproved of the Loan Notes, or determined if this announcement is accurate or complete. Any representation to the contrary is a criminal offence.

An offer for BAA Shares and offers for BAA Convertible Bonds would be for the securities of a corporation organised under the laws of England and would be subject to the procedure and disclosure requirements of England, which are different from those of the United States. The financial information included in the Original and Revised Offer Documentation has not been, and will not be, prepared in accordance with generally accepted accounting principles in the United States ("US GAAP") and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with US GAAP. Also, the settlement procedure with respect to the offers will be consistent with UK practice,

which differs from US domestic tender offer procedures in certain material respects, particularly with regard to date of payment.

It may be difficult for US holders of BAA securities to enforce their rights and any claim arising out of the US federal securities laws, since the Offeror and the Consortium (and their respective members) and BAA are located outside of the United States, and some or all of their officers and directors may be resident outside of the United States. US holders of BAA securities may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws. Further, it may be difficult to compel a foreign company and its affiliates to subject themselves to a US court's judgment.

To the extent permitted by applicable law, in accordance with normal UK practice and pursuant to exemptive relief granted by the Staff of the Division of Market Regulation of the SEC from Rule 14e-5 of the US Exchange Act, the Offeror and its members or their respective nominees, or brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, BAA securities other than pursuant to any such offer, such as in open market or privately negotiated purchases outside the United States during the period in which the offer remains open for acceptance. In accordance with the requirements of Rule 14e-5 and exemptive relief granted by the SEC, such purchases, or arrangements to purchase, must comply with English law, the City Code and the Listing Rules. In addition, in accordance with Rule 14e-5(b) of the US Exchange Act, Citigroup Global Markets Limited and HSBC Bank plc will continue to act as exempt market makers in BAA securities on the London Stock Exchange. HSBC Financial Products (France) SNC has been granted ad hoc Exempt Principal Trader status in relation to BAA. Any information about such purchases will be disclosed as required in the UK and will be available from the Regulatory News Service on the London Stock Exchange website, www.londonstockexchange.com. This information will also be publicly disclosed in the United States to the extent that such information is made public in the United Kingdom.

This announcement may contain various "forward-looking statements" within the meaning of section 27A of the US Securities Act and section 21E of the US Exchange Act relating to the Increased Offers, the Offeror, the Consortium or the BAA Group that are subject to risks and uncertainties, including those pertaining to the anticipated benefits to be realised from the proposed acquisition of BAA. Information in this announcement relating to the BAA Group has been compiled from public sources. The statements can be identified by the use of forward-looking terminology, such as "believe", "expects", "prospect", "estimated", "should", "may" or the negative thereof, or other variations thereof, or comparable terminology indicating the Offeror's and/or the Consortium's expectations or beliefs concerning future events. The Offeror cautions that such statements are qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements. Other factors could also cause actual results to differ materially from expected results included in the statements. These factors include changes in regulatory environment, foreign political,

economic and currency risks associated with the integration of recently acquired companies.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers (the "City Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of BAA, all "dealings" in any "relevant securities" of BAA (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Increased Ordinary Offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of BAA, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of BAA by the Offeror or BAA, or by any of its "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative reference to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

FOR IMMEDIATE RELEASE 30
May 2006

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO CANADA

INCREASED CASH OFFERS

by

AIRPORT DEVELOPMENT AND INVESTMENT LIMITED

a company held by

A CONSORTIUM FORMED AT THE DIRECTION OF FERROVIAL INFRAESTRUCTURAS, S.A., CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC AND GIC SPECIAL INVESTMENTS PTE LTD

for

BAA PLC

1. Introduction

On 7 April 2006, the board of Airport Development and Investment Limited (the "Offeror") announced the terms of an 810 pence per BAA Share cash offer to acquire the entire issued and to be issued share capital of BAA plc ("BAA") and the terms of cash offers to acquire all of the outstanding BAA Convertible Bonds on enhanced conversion terms.

The Offeror yesterday submitted to the Chairman of BAA the terms of a significantly increased cash offer of 900 pence per BAA Share to acquire the entire issued and to be issued share capital of BAA (the "Increased Ordinary Offer") and significantly increased cash offers to acquire all of the outstanding BAA Convertible Bonds (the "Increased Convertible Offers" and, together with the Increased Ordinary Offer, the "Increased Offers").

The BAA Board notified the Offeror that it had decided to reject the Increased Offers. The Board of the Offeror believes that the Increased Offers represent extremely attractive value for BAA Shareholders and BAA Convertible Bondholders respectively and hence is disappointed that BAA has chosen to reject such offers without further discussion. It remains the preference of the Board of the Offeror to proceed with the transaction on a recommended basis. However, given the unwillingness of the BAA Board to engage with the Offeror and the attractiveness of the Increased Offers, the Board of the Offeror has decided to announce the terms of the Increased Offers.

2. The Increased Ordinary Offer

The Increased Ordinary Offer, which is subject to the conditions and further terms set out below (and in Appendix 1) and the terms and conditions to be set out in the Revised Offer Documentation, will be made on the following basis:

900 pence in cash for each BAA Share

(increased from 810 pence in cash for each BAA Share under the Original Ordinary Offer)

- Under the terms of the Increased Ordinary Offer, BAA Shareholders will not receive the proposed final dividend of 15.25 pence per BAA Share as announced by BAA on 16 May 2006 (the "BAA Final Dividend").
- The Increased Ordinary Offer values BAA's existing issued share capital at approximately £9.732 billion and provides BAA Shareholders with an opportunity to realise value in cash at a substantial premium to BAA's pre-bid speculation share price. The Increased Ordinary Offer represents:
  - a premium of 41 per cent. to the average share price of 637 pence for the 30 days ended on 6 February 2006, the day before speculation began about the possibility of an offer for BAA;
  - a premium of 46 per cent. to the average share price of 615 pence for the 12 months ended on 6 February 2006;
  - a multiple of 22.1x BAA's undiluted pre-exceptional earnings per share of 40.7 pence for the year ended 31 March 2006; and
  - an increase of 90 pence per BAA Share (amounting to an increase of 11 per cent.) on the Offeror's previous offer of 810 pence per BAA Share for the entire issued and to be issued share capital of BAA.

The BAA Shares will be acquired by the Offeror fully paid and free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and any other third party rights or interests whatsoever and together with all rights existing as at 7 April 2006 (the date the Original Offers were announced) or thereafter attaching thereto, including the right to receive and retain, in full, all dividends and other distributions (if any) declared, made or paid or any other return of capital (whether by way of reduction of share capital or share premium account or otherwise) made on or after 7 April 2006.

A Loan Note Alternative to the Increased Ordinary Offer will be made available subject to certain limitations.

3. The Increased Convertible Offers

The Increased Convertible Offers, which are subject to the conditions and further terms set out below (and in Appendix 1) and the terms and conditions to be set out in the Revised Offer Documentation, will be made on the following basis:

£1,374 for each £1,000 nominal of 2008 Convertible Bonds

(increased from £1,258 in cash for each £1,000 nominal under the Original 2008 Convertible Offer)

£1,583 for each £1,000 nominal of 2009 Convertible Bonds

(increased from £1,449 in cash for each £1,000 nominal under the Original 2009 Convertible Offer)

These values reflect the respective enhanced conversion prices of the BAA Convertible Bonds which apply in the event of a change of control of BAA, provided that, for the purposes of determining the respective enhanced conversion prices only, the Increased Ordinary Offer price shall be deemed to be net of the BAA Final Dividend.

The BAA Convertible Bonds will be acquired by the Offeror fully paid and free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and any other third party rights or interests whatsoever and together with all rights existing as at 7 April 2006 or thereafter attaching thereto, including the right to receive and retain, in full, all interest payments and any other payments made on or after 7 April 2006 (other than pursuant to the Increased Convertible Offers).

The Increased Convertible Offers will not include a loan note alternative and will be conditional only on the Increased Ordinary Offer becoming or being declared unconditional in all respects.

As explained below, the Increased Ordinary Offer will be conditional upon, amongst other things, a certain level of acceptances having been received under the Increased Convertible Offers, which condition can be waived in whole or in part by the Offeror.

4. The Offeror's plans for BAA

Plans for BAA's business

The Offeror's aim is to maximize BAA's operational and financial efficiency, whilst also focusing on security, safety, good airline and passenger service and environmental issues. We are committed to the long-term ownership and continued development of BAA's business, and to the investment needs in the future.

The Offeror plans to keep together and to focus on BAA's UK airports. It will undertake a thorough review of BAA's other assets when it has access to detailed information about them following completion of the Increased Offers, with a view to determining whether to keep or sell these assets. The Offeror is willing to make such commitments in relation to BAA's Australian airport interests as will ensure compliance with the Australian Airports Act. The proceeds of any sale of BAA's non UK airport assets will primarily be used to repay acquisition debt.

The Offeror believes users will benefit materially from its commitment to cost-efficient and market demand driven investment, financing and operational efficiency and its focus on the UK airports. In particular, the Offeror believes that there are a number of possible ways to improve BAA's business which could deliver significant benefits to users in the medium to long-term. For example, the Offeror will look at reducing overheads, outsourcing certain functions where appropriate and improving procurement practices. The Offeror believes this would introduce both a higher degree of flexibility in the operations and best industry practices, resulting in higher service levels overall. Ferrovial's global experience of operating successful airports and infrastructure projects has helped the Offeror to identify these opportunities and is expected to assist it in implementing changes going forward.

Another area of focus for the Offeror will be the approach to users and other stakeholder relations. In particular, the Offeror is confident that consultation with users on investment plans and service levels can be improved. In addition, the Offeror believes that there are a number of areas where efficiency savings could be made. The Offeror believes that, historically, BAA has not focused sufficiently on ensuring all possible efficiencies are realised for the benefit of users.

Investment Plans

The Offeror has ensured that financing will be available to undertake the published capital expenditure programme of BAA in the UK. The need for terminal and runway capacity has been highlighted in the

ATWP and the Offeror recognises the importance of implementing its recommendations for the future development of the airports in South-East England in particular.

To assist in this process, the Offeror has arranged a £2.0 billion capital expenditure facility which is capable of being drawn for a five-year period. Should this funding source be fully utilised, the Offeror is confident it will be able to raise additional capital expenditure facilities to assist in funding further investment.

The Offeror is also aware of the current deadlock caused by BAA's investment plan for Stansted airport. In the Offeror's view, consultation with stakeholders in general, and users in particular, is of fundamental importance in developing new capacity. An alternative capital expenditure plan, already flagged to the CAA and the DfT, has been developed by the Offeror for Stansted. The Offeror believes that this plan, together with its fresh approach to stakeholder consultation, will allow BAA to meet the needs of all stakeholders within the current regulatory framework.

Overall, the Offeror believes its approach is strongly aligned with the interests of users while not materially transferring risk to them.

Refinancing

Shortly after the completion of the acquisition of BAA, the Offeror intends to refinance the Senior Acquisition Facilities with a longer term financing structure based upon proven techniques adopted by other regulated companies. This process is intended to provide the medium and long-term financing required to support the investment needs of BAA.

BAA Employees

The Offeror intends that the existing employment rights of all BAA Group employees would continue to be safeguarded and their accrued rights to pension benefits protected, in accordance with statutory requirements, notwithstanding its intention to review the future of BAA's non UK assets and look at possibilities for overhead reductions and outsourcings following the Increased Offers becoming unconditional. Any such steps would only be taken after consultation with the appropriate bodies in accordance with relevant law. The Offeror's plans do not involve any material change in the conditions of employment of BAA's employees, nor are there any current plans to change the principal locations of BAA's business.

5. Ferrovial Infra's arrangements with MAp

As announced on 29 March 2006, Ferrovial Infra has entered into an agreement with MAp in relation to conditional put and call options (the "Options") over Ferrovial Infra's interests in Sydney and Bristol airports. Under the terms of the agreement, the Options may only be exercised if the Offeror acquires, directly or indirectly, shares carrying more than 50 per cent. of the voting rights of the share capital of BAA.

If the condition is satisfied, consistent with MAp's December 2005 valuations, the price at which MAp has an option to acquire Ferrovial Infra's 20.9 per cent. interest in Sydney airport is approximately A$1,009 million (approximately £412 million) and the price at which MAp may acquire Ferrovial Infra's 50 per cent. interest in Bristol airport is approximately £106 million (in each case less any distributions paid by the relevant airport after 29 March 2006). Ferrovial Infra may exercise its put options at a 7.5 per cent. discount to the call option prices. Exercise of the Options is subject to the existing shareholder pre-emption arrangements. No fees have been paid for the Options, which expire after the earlier of 90 days from the date the Offeror acquires, directly or

indirectly, shares carrying more than 50 per cent. of the voting rights of the share capital of BAA and 365 days from the date of the agreement.

6. Pensions

As the Offeror announced on 24 May 2006, it has reached agreement with the trustee of the BAA pension scheme (the "Scheme") as to an appropriate and robust strategy (including a strengthened funding target and security) for the Scheme in the event of an acquisition of BAA by the Offeror.

7. Anti-trust and Regulatory

As the Offeror announced on 23 May 2006, its proposed acquisition of BAA has been reviewed and cleared by the European Commission, without conditions, and no other anti-trust notifications or processes are relevant in the EU or in any EU member state.

In relation to jurisdictions outside the EU in which BAA operates, the Offeror is confident that the implementation of the Increased Offers will not give rise to any material anti-trust or regulatory issues. In relation to Australia, the Consortium members would be willing to make such commitments as may be necessary to ensure compliance with the Australian Airports Act.

Separately, as the Offeror announced on 26 May 2006, it is aware that the OFT is considering looking into the market structure of the UK airport industry.
The Offeror is familiar with the UK regulatory framework and the various reviews that may take place. Indeed, the structure of the market has been considered at regular intervals since BAA was privatised. If the Offeror is successful in its offer for BAA, the Offeror will of course cooperate fully with any review, if the OFT does in due course decide to initiate one.

8. Civil Aviation Authority and UK Government

As the Offeror disclosed in its announcement of 15 May 2006, in recent weeks it has engaged in an open and constructive dialogue with the CAA and the UK Government.

The Offeror is committed to the long-term development of BAA's UK airports consistent with the recommendations of the ATWP. The required investment has been factored into the Offeror's business plan and has been taken into account in developing the Offeror's financing structure.

The Offeror is confident that it can deliver BAA a flexible, cost effective and robust financing structure that will ensure the investment set out in the ATWP is made consistent with the CAA's objectives.

9. The Loan Note Alternative

As an alternative to some or all of the cash consideration of 900 pence per BAA Share which would otherwise be receivable under the Increased Ordinary Offer, BAA Shareholders (other than, unless the Offeror otherwise determines, Restricted Overseas Persons and US Persons) who validly accept the Increased Ordinary Offer will, subject to the limitations and other provisions set out below and in the Revised Offer Documentation when issued, be able to elect to receive Loan Notes to be issued by the Offeror on the following basis:

£1 nominal of Loan Notes for every £1 of cash consideration

The Loan Notes, which will be governed by English law, will be unsecured obligations of the Offeror, guaranteed as to the principal amount only by The Royal Bank of Scotland plc.

The Loan Notes will bear interest at a rate of one half of one per cent. below LIBOR and payable in arrears. The Loan Notes will not be transferable and no application has been, or will be, made for them to be listed or dealt in on any stock exchange.

If valid elections for the Loan Note Alternative have not been received in respect of an aggregate of at least £50 million nominal value of Loan Notes by the time the Increased Ordinary Offer becomes or is declared unconditional in all respects, no Loan Notes will be issued, in which event BAA Shareholders who have elected for the Loan Note Alternative will then receive cash in accordance with the terms of the Increased Ordinary Offer.

Up to a maximum of £1 billion of Loan Notes in aggregate nominal amount will be available under the Loan Note Alternative. To the extent that BAA Shareholders validly elect to receive Loan Notes pursuant to the Loan Note Alternative which in aggregate nominal amount exceed such amount, the entitlement of each BAA Shareholder who so validly elects will be scaled down pro rata to the number of BAA Shares in respect of which he has elected for the Loan Note Alternative.

Unless otherwise determined by the Offeror, the Loan Notes that may be issued pursuant to the Increased Ordinary Offer are not, and will not be, registered under the US Securities Act or under the securities laws of any jurisdiction of the United States. Unless the Offeror otherwise determines, the relevant clearances have not been, nor will they be, sought, nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be offered in compliance with applicable securities laws of Australia, Canada or Japan (or any province or territory thereof, if applicable) or any other jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction. Accordingly, unless otherwise determined by the Offeror and the relevant clearances are obtained or steps are taken, the Loan Notes may not be offered, sold, resold or delivered, directly or indirectly, in, into or from the United States (or to US Persons, as defined in Rule 902 of Regulation S under the US Securities Act), Australia, Canada or Japan (or to any residents thereof) or any other jurisdiction (or to residents in that jurisdiction) if to do so would constitute a violation of the relevant laws in such jurisdiction. Neither the US Securities and Exchange Commission nor any US state securities commission has approved or disapproved of the Loan Notes, or determined if this announcement is accurate or complete. Any representation to the contrary is a criminal offence.

The Loan Note Alternative will be conditional upon the Increased Ordinary Offer becoming or being declared unconditional in all respects and will remain open for election for so long as the Increased Ordinary Offer remains open for acceptance. The Loan Note Alternative will not be available to BAA Convertible Bondholders in respect of their BAA Convertible Bonds.

A summary of the principal terms of the Loan Note Alternative was set out in the Original Offer Document.

10. BAA Share Schemes

The Increased Ordinary Offer will extend to any BAA Shares unconditionally allotted or issued and fully paid whilst the Increased Ordinary Offer remains open for acceptance pursuant to the exercise of options under any of the BAA Share Schemes or as a result of vesting pursuant to the BAA Share Schemes.

Participants in the BAA Share Schemes will be written to separately and appropriate proposals will be made to such participants in due course.

11. BAA American Depositary Receipts

As the Increased Ordinary Offer is not being specifically extended to BAA ADRs representing BAA Shares, BAA ADR Holders who wish to participate in the Increased Ordinary Offer should take steps to present their BAA ADRs to the US Depositary for cancellation in accordance with the terms of the Deposit Agreement, including as to payment of the US Depositary's fees and any applicable transfer fees. Any underlying BAA Shares received by BAA ADR Holders upon such cancellation may then be tendered in the Increased Ordinary Offer following the procedures to be set out in the Revised Offer Documentation when issued.

12. Conditionality of the Increased Offers

The Increased Offers will be subject to the conditions and further terms set out in Appendix 1 and the terms and conditions to be set out in the Revised Offer Documentation when issued.

The Offeror would like to draw your attention to the following Conditions upon which, amongst others, the Increased Ordinary Offer will be conditional (the full details of such Conditions are set out in Appendix 1 and will be set out in the Revised Offer Documentation):

- The Offeror receiving valid acceptances of the Increased Ordinary Offer in respect of not less than 90 per cent. (or such lower percentage as the Offeror may decide) of the BAA Shares to which the Increased Ordinary Offer relates, provided that this will not be satisfied unless the Offeror and/or any of its wholly-owned subsidiaries shall have acquired or agreed to acquire BAA Shares carrying in aggregate more than 50 per cent. of the voting rights then normally exercisable at a general meeting of BAA. The Offeror has agreed with the Banks that, unless the Banks so consent, it will not declare the Increased Ordinary Offer unconditional as to acceptances until it has received valid acceptances in respect of BAA Shares such that following acquisition of those BAA Shares it would hold more than 75 per cent. of the ordinary shares in BAA (assuming for this purpose that all options, warrants and Convertible Bonds, which, as at the relevant time

have not been assented to an Increased Convertible Offer, had been converted or exercised).

- Valid acceptances being received (and not, where permitted, withdrawn) in respect of (i) not less than 90 per cent. (or such lower percentage as the Offeror may decide) in nominal value of the 2008 Convertible Bonds to which the Increased 2008 Convertible Offer relates; and (ii) not less than 90 per cent. (or such lower percentage as the Offeror may decide) in nominal value of the 2009 Convertible Bonds to which the Increased 2009 Convertible Offer relates.

- Since 7 April 2006 (being the date of the announcement of the Original Offers), none of the following having occurred:

  - the Secretary of State for Transport ("SSfT") taking action in respect of traffic distribution, aircraft movement, allocating capacity or national security at any airport owned or managed by the Wider BAA Group ("a BAA Airport") (or threatening or announcing its intention to do any of the same);

  - the CAA or SSfT imposing or modifying any conditions in respect of airport charges levied at a BAA Airport (or threatening or announcing its intention to do any of the same);

  - the CAA having modified or revoked any of the licences in respect of a BAA Airport;

  - the CAA having imposed or modified any condition which could require the Wider BAA Group or the FGP Topco Group to maintain a certain credit rating which would affect BAA's ability to operate the business of the Wider BAA Group; or

  - any third party having proposed or otherwise indicated any intention to take any action referred to above or to enact a statute, order or other instrument with similar effect that is likely to have the same or similar effect on any member of the Wider BAA Group, in each case as that referred to in any of the preceding four sub-paragraphs,

  in each case, to the extent that: (i) it would or might be expected by the Offeror to have an adverse effect on the Wider BAA Group; or (ii) it would be expected to result in any member of the Wider FGP Topco Group being required to give, procure or arrange any guarantee, security, collateral, financial undertaking or other form of financial support whatsoever.

In addition to the Banks' rights in relation to the ability of the Offeror to declare the Increased Ordinary Offer unconditional as to acceptances in those certain circumstances described above, the Offeror has also agreed with the Banks that it will

not waive, amend or vary any other term or condition of any Increased Offer which is reasonably likely to be prejudicial to the interests of the Banks, unless it is required to do so by the Panel or a court of competent jurisdiction.

13. Disclosure of Interests in BAA

Save for the:

- 378 BAA Shares held by persons presumed by the Panel to be acting in concert (within the meaning of the City Code) with Ferrovial;
- 1,514,626 BAA Shares held by CDP and persons presumed to be acting in concert (within the meaning of the City Code) with CDP;
- 5,951,899 BAA Shares, £3,000,000 in nominal amount 2008 Convertible Bonds and £3,500,000 in nominal amount 2009 Convertible Bonds held by persons presumed to be acting in concert (within the meaning of the City Code) with GIC SI;
- 71,512 BAA Shares held by Citigroup and persons presumed to be acting in concert (within the meaning of the City Code) with Citigroup;
- 1,901,193 BAA Shares held by Macquarie or various entities either directly or indirectly controlled by Macquarie or by funds managed by or to which advisory services are provided by such entities; and
- 155,249 BAA shares held by HSBC and various affiliates presumed to be acting in concert (within the meaning of the City Code) with HSBC,

none of the Offeror (nor any of the Offeror Directors), Ferrovial Infra, Ferrovial Investor, CDP Investor, GIC SI Investor nor, so far as each of the Offeror, Ferrovial Infra, Ferrovial Investor, CDP Investor or GIC SI Investor is aware, any person deemed to be acting in concert with the Offeror, owns or controls or has borrowed or lent (save for any borrowed shares which have been either on-lent or sold) any BAA Shares or any securities convertible or exchangeable into BAA Shares (including pursuant to any long exposure or short position, whether conditional or absolute and whether in the money or otherwise, to changes in the prices of securities) or any rights to subscribe for or purchase the same, or holds any options (including traded options) in respect of, or has any option to acquire, any BAA Shares or has entered into any derivatives referenced to BAA Shares ("Relevant BAA Shares") which remain outstanding, nor does any such person have any arrangement in relation to Relevant BAA Shares. An "arrangement" also includes any indemnity or option arrangement, any agreement or understanding, formal or informal, of whatever nature (including any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery), relating to Relevant BAA Shares which may be an inducement to deal or refrain from dealing in such securities.

All of the interests referred to above comprise holdings of ordinary shares in the share capital of BAA, save that:

- The interests of Citigroup and the persons presumed to be acting in concert with Citigroup in the 71,512 BAA Shares referred to above comprise derivatives (being contracts for differences) referenced to such shares. Of these BAA Shares, 61,460 are under short positions and 10,052 are under long positions; and

- The interests of CDP and the persons presumed to be acting in concert with CDP in the 1,514,626 BAA Shares referenced to the above comprise holdings of 1,511,968 ordinary shares in the share capital of BAA and also a derivative (being an equity swap) referenced to 2,658 BAA Shares.

All of the interests of GIC SI and the persons presumed to be acting in concert with GIC SI in the 2008 Convertible Bonds and 2009 Convertible Bonds comprise holdings of the relevant Convertible Bonds.

14. Financing the Increased Offers

The cash consideration payable by the Offeror to BAA Shareholders and BAA Convertible Bondholders under the terms of the Increased Ordinary Offer and Increased Convertible Offers respectively will be funded by a combination of equity and debt.

Ferrovial Infra, Ferrovial Investor, CDP and GIC SI have committed to provide (either directly or through an intermediate vehicle) equity funding to FGP Topco Limited (the indirect holding company of Airport Development and Investment Limited) in the following proportions: Ferrovial Infra (approximately 51.0%), Ferrovial Investor (approximately 10.83%), CDP (28.17%) and GIC SI (10%). Ferrovial Infra and Ferrovial Investor may each elect to syndicate a portion of its participation (including through the introduction of one or more new investors to the Consortium and including during the period through to the funding of the cash consideration under the Increased Ordinary Offer), provided that Ferrovial Infra's participation will not be reduced to such an extent that it will cease to hold a majority of the ownership of FGP Topco..

In addition to the equity commitments from Ferrovial Infra, Ferrovial Investor, CDP and GIC SI, the Offeror has obtained committed debt financing from Citigroup, The Royal Bank of Scotland, Banco Santander, HSBC and Calyon for the Increased Offers. These debt facilities are conditional, *inter alia*, on the Increased Ordinary Offer becoming or being declared unconditional in all respects. Further information on the debt and equity financing of the Increased Offers will be set out in the Revised Offer Documentation when issued.

The Offeror is committed to safe long-term funding in the global bond markets and, as such, plans to consult with BAA's existing bondholders (through the Association of British Insurers) to help develop its long-term funding plans.

Citigroup confirms that the financial resources are available to the Offeror sufficient to enable it to satisfy full acceptance of the Increased Offers.

15. Overseas BAA Shareholders

The distribution of this announcement, and the availability of the Increased Offers, to persons who are not resident in the United Kingdom or the United States may be affected by the laws of their relevant jurisdiction. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction. Further details in relation to overseas shareholders and bondholders will be contained in the Revised Offer Documentation.

16. Delisting, compulsory acquisition and other post-acquisition steps

BAA Shares

If the Offeror receives acceptances of the Increased Ordinary Offer in respect of, or otherwise acquires, 90 per cent. or more of the BAA Shares to which the Increased Ordinary Offer relates and assuming all other conditions of the Increased Ordinary Offer have been satisfied or waived (if they are capable of being waived), the Offeror intends to exercise its rights pursuant to the provisions of sections 428 to 430F (inclusive) of the Companies Act to acquire compulsorily the remaining BAA Shares to which the Increased Ordinary Offer relates on the same terms as the Increased Ordinary Offer.

If, following the Increased Ordinary Offer becoming or being declared unconditional in all respects, the BAA Shares are delisted from the Official List of the UK Listing Authority and trading of BAA Shares on the London Stock Exchange's market for listed securities is cancelled, **this will significantly reduce the liquidity and marketability of any BAA Shares not assented to the Increased Ordinary Offer.**

BAA Convertible Bonds

If the Offeror receives acceptances of the relevant Increased Convertible Offer in respect of, or otherwise acquires, 90 per cent. or more of the 2008 Convertible Bonds and/or the 2009 Convertible Bonds (as the case may be) to which the relevant Increased Convertible Offer relates and assuming the Increased Ordinary Offer has become unconditional in all respects, the Offeror intends to exercise its rights pursuant to the provisions of sections 428 to 430F (inclusive) of the Companies Act to acquire compulsorily the remaining 2008 Convertible Bonds and / or the 2009 Convertible Bonds (as the case may be) on the same terms as the relevant Increased Convertible Offer.

If, following the Increased Convertible Offers becoming or being declared unconditional in all respects, the relevant BAA Convertible Bonds are delisted from the Official List of the UK Listing Authority and trading of those bonds on the London Stock Exchange's market for listed debt is cancelled, **this will significantly reduce the liquidity and**

marketability of any 2008 BAA Convertible Bonds or 2009 Convertible Bonds (as appropriate) not assented to the relevant Increased Convertible Offer.

17. General

This announcement does not constitute an offer to purchase or an invitation to sell any BAA Shares or BAA Convertible Bonds and any response to the Increased Offers should be made only on the basis of the information contained in the Revised Offer Documentation when issued.

The Increased Offers will be governed by English law and will be subject to the jurisdiction of the English courts. The Increased Offers will be subject to the applicable requirements of both the City Code and US federal securities laws, except to the extent that the SEC has granted exemptive relief from the US federal securities laws.

The Increased Offers will remain open until 1.00pm (London time) on Monday 19 June (unless agreed otherwise with the Panel).

The acquisitions of the BAA Shares and each class of the BAA Convertible Bonds are proposed to be implemented by way of takeover offers (within the meaning of section 428 of the Companies Act) but, in the event that the BAA Board recommends the Increased Ordinary Offer, the Offeror may, with the agreement of the BAA Board and the Panel, elect to implement all or any of those acquisitions by way of scheme(s) of arrangement pursuant to section 425 of the Companies Act.

The Increased Offers will be subject to the conditions and certain further terms set out in Appendix 1 and the terms and conditions set out in the Revised Offer Documentation when issued.

Appendix 1 sets out the Conditions and certain further terms to which the Increased Offers will be subject. Appendix 2 contains definitions of certain terms used in this announcement. Details of the sources and bases of certain information set out in this announcement are included in Appendix 3.

Enquiries:
Citigroup
David Wormsley + 44 20 7986 7692
Philip Robert-Tissot + 44 20 7986 7519
David James (Corporate Broking) + 44 20 7986 0732
Simon Alexander (Corporate Broking) + 44 20 7986 0963
Citigate
Ginny Pulbrook + 44 20 7282 2945
Grupo Albion
Alex Moore + 34 91 531 2388

Citigroup Global Markets Limited is acting for the Offeror, Ferrovial Infra, CDP and GIC SI Investor and no one else in connection with the Increased Offers and matters described in this announcement, and will not be responsible to anyone other than the Offeror, Ferrovial Infra, CDP and GIC SI Investor for providing the protections afforded

to clients of Citigroup Global Markets Limited or for providing advice in relation to the Increased Offers and matters described in this announcement.

Macquarie Bank Limited is acting for the Offeror and no one else in connection with the Increased Offers and matters described in this announcement, and will not be responsible to anyone other than the Offeror for providing the protections afforded to clients of Macquarie Bank Limited or for providing advice in relation to the Increased Offers and matters described in this announcement.

HSBC Bank plc is acting for CDP and no one else in connection with the Increased Offers and matters described in this announcement, and will not be responsible to anyone other than CDP for providing the protections afforded to clients of HSBC Bank plc or for providing advice in relation to the Increased Offers and matters described in this announcement.

This announcement does not constitute or form part of any offer or invitation to sell or purchase any securities or solicitation of an offer to buy any securities pursuant to the Increased Offers or otherwise. The Increased Offers will be made solely by the Revised Offer Documentation, when issued, which will contain the full terms and conditions of the Increased Offers, including details of how the Increased Offers may be accepted.

Unless otherwise determined by the Offeror, the Increased Offers are not being, and will not be, made, directly or indirectly, in or into or by the use of the mails of, or by any other means (including, without limitation, electronic mail, facsimile transmission, telex, telephone, internet or other forms of electronic communication) of interstate or foreign commerce of, or any facility of a national securities exchange of, Canada or any jurisdiction where to do so would violate the laws of that jurisdiction and will not be capable of acceptance by any such use, means or facility or from within Canada or any such jurisdiction. Accordingly, unless otherwise determined by the Offeror and the relevant clearances are obtained or steps are taken, copies of this announcement are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or from Canada or any such jurisdiction and persons receiving this announcement (including, without limitation, custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from such jurisdiction, as doing so may invalidate any purported acceptance of the Increased Offers. Any person (including, without limitation, any custodian, nominee and trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or the Revised Offer Documentation and/or any other related document to any jurisdiction outside the United Kingdom and the United States should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

The Loan Notes that may be issued pursuant to the Loan Note Alternative will not be transferable and will not be listed on any stock exchange and, unless otherwise determined by the Offeror, have not been, and will not be, registered under the US Securities Act or under the securities laws of any jurisdiction of the United States nor

have the relevant clearances been, nor will they be, nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be offered in compliance with applicable securities laws of Australia, Canada or Japan (or any province or territory thereof, if applicable) or any other jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction. Accordingly, unless otherwise determined by the Offeror, the Loan Notes may not be offered, sold, resold or delivered, directly or indirectly, in, into or from the United States (or to US Persons, as defined in Rule 902 of Regulation S under the US Securities Act), Australia, Canada or Japan (or to any residents thereof) or any other jurisdiction (or to residents in that jurisdiction) if to do so would constitute a violation of the relevant laws in such jurisdiction. Neither the US Securities and Exchange Commission ("the SEC") nor any US state securities commission has approved or disapproved of the Loan Notes, or determined if this announcement is accurate or complete. Any representation to the contrary is a criminal offence.

An offer for BAA Shares and offers for BAA Convertible Bonds would be for the securities of a corporation organised under the laws of England and would be subject to the procedure and disclosure requirements of England, which are different from those of the United States. The financial information included in the Original and Revised Offer Documentation has not been, and will not be, prepared in accordance with generally accepted accounting principles in the United States ("US GAAP") and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with US GAAP. Also, the settlement procedure with respect to the offers will be consistent with UK practice, which differs from US domestic tender offer procedures in certain material respects, particularly with regard to date of payment.

It may be difficult for US holders of BAA securities to enforce their rights and any claim arising out of the US federal securities laws, since the Offeror and the Consortium (and their respective members) and BAA are located outside of the United States, and some or all of their officers and directors may be resident outside of the United States. US holders of BAA securities may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws. Further, it may be difficult to compel a foreign company and its affiliates to subject themselves to a US court's judgment.

To the extent permitted by applicable law, in accordance with normal UK practice and pursuant to exemptive relief granted by the Staff of the Division of Market Regulation of the SEC from Rule 14e-5 of the US Exchange Act, the Offeror and its members or their respective nominees, or brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, BAA securities other than pursuant to any such offer, such as in open market or privately negotiated purchases outside the United States during the period in which the offer remains open for acceptance. In accordance with the requirements of Rule 14e-5 and exemptive relief granted by the SEC, such purchases, or arrangements to purchase, must comply with English law, the City Code and the Listing Rules. In addition, in accordance with Rule 14e-5(b) of the

US Exchange Act, Citigroup Global Markets Limited and HSBC Bank plc will continue to act as exempt market makers in BAA securities on the London Stock Exchange. HSBC Financial Products (France) SNC has been granted ad hoc Exempt Principal Trader status in relation to BAA. Any information about such purchases will be disclosed as required in the UK and will be available from the Regulatory News Service on the London Stock Exchange website, www.londonstockexchange.com. This information will also be publicly disclosed in the United States to the extent that such information is made public in the United Kingdom.

This announcement may contain various "forward-looking statements" within the meaning of section 27A of the US Securities Act and section 21E of the US Exchange Act relating to the Increased Offers, the Offeror, the Consortium or the BAA Group that are subject to risks and uncertainties, including those pertaining to the anticipated benefits to be realised from the proposed acquisition of BAA. Information in this announcement relating to the BAA Group has been compiled from public sources. The statements can be identified by the use of forward-looking terminology, such as "believe", "expects", "prospect", "estimated", "should", "may" or the negative thereof, or other variations thereof, or comparable terminology indicating the Offeror's and/or the Consortium's expectations or beliefs concerning future events. The Offeror cautions that such statements are qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements. Other factors could also cause actual results to differ materially from expected results included in the statements. These factors include changes in regulatory environment, foreign political, economic and currency risks associated with the integration of recently acquired companies.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers (the "City Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of BAA, all "dealings" in any "relevant securities" of BAA (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Increased Ordinary Offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of BAA, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of BAA by the Offeror or BAA, or by any of its "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative reference to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

APPENDIX 1

Conditions and certain further terms of the Increased Offers

1. The Increased Ordinary Offer

1.1 Conditions of the Increased Ordinary Offer

Subject as stated in paragraph 1.2 below, the Increased Ordinary Offer is conditional upon the following conditions:

(a) valid acceptances being received (and not, where permitted, withdrawn) by not later than 1.00 p.m. (London time) on 19 June 2006 (or such later time(s) and/or date(s) as the Offeror may, subject to the rules of the City Code, decide) in respect of not less than 90 per cent. (or such lower percentage as the Offeror may decide) in nominal value of the BAA Shares to which the Increased Ordinary Offer relates, provided that this condition will not be satisfied unless the Offeror and/or any of its wholly-owned subsidiaries shall have acquired or agreed to acquire (whether pursuant to the Increased Ordinary Offer or otherwise) BAA Shares carrying in aggregate more than 50 per cent. of the voting rights then normally exercisable at a general meeting of BAA and provided further that, unless the Offeror otherwise determines, this Condition 1.1(a) can only be treated as satisfied at a time when all of the other Conditions 1.1(b) to 1.1(r) inclusive are either satisfied or (if capable of waiver) waived. For the purpose of this Condition:

   (i) BAA Shares which have been unconditionally allotted but not issued before the Increased Ordinary Offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise, shall be deemed to carry the voting rights which they will carry upon issue;

   (ii) valid acceptances shall be deemed to have been received in respect of BAA Shares which are treated for the purposes of section 429(8) of the Companies Act as having been acquired or contracted to be acquired by the Offeror by virtue of acceptances of the Increased Ordinary Offer; and

   (iii) the expression "BAA Shares to which the Increased Ordinary Offer relates" shall be construed in accordance with sections 428 to 430F (inclusive) of the Companies Act;

(b) the European Commission indicating, in terms satisfactory to the Offeror, that it does not intend to initiate proceedings under Article 6(1)(c) of Council Regulation (EC) No 139/2004 (the "EC Merger Regulation") or to make a referral to a competent authority in the EEA under Article 9(1) of the EC Merger Regulation, in either case with respect to any of the Increased Offers or any other matter arising from the proposed acquisition of BAA by any member of the FGP Topco Group;

(c) in the event of a request pursuant to Article 9(2) of the EC Merger Regulation being made by the United Kingdom and the European Commission, in accordance with Article 9(3) of the EC Merger Regulation, referring the whole or part of any of the Increased Offers or any matter arising from the proposed acquisition of BAA by any member of the FGP Topco Group to the Office of Fair Trading (the "OFT") and the Offeror waiving Condition 1.1(b):

   (i) it being established, in terms satisfactory to the Offeror, that the OFT, or, as the case may be, the Secretary of State for Trade and Industry, does not intend to refer any of the Increased Offers or any matter arising from any of the Increased Offers or any other matter arising from the proposed acquisition of BAA by any member of the FGP Topco Group to the UK Competition Commission (the "Competition Commission") for investigation; and

   (ii) the European Commission issuing a decision referred to in Condition 1.1(b) above in respect of the part of the acquisition of BAA by any member of the FGP Topco Group under the Increased Offers not so referred;

(d) the initial waiting period, commencing upon the Offeror having filed its Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR") notification, if required, expiring or terminating without the US Regulatory Agencies having issued a Request for Additional Information and Documentary Materials in each case, in respect of any of the Increased Offers and any other matter arising from the proposed acquisition of BAA by any member of the FGP Topco Group;

(e) the Treasurer of the Commonwealth of Australia consenting (or is taken to have consented through the expiry of the relevant period or otherwise), in terms satisfactory to the Offeror, under the Foreign Acquisitions and Takeovers Act 1975 (Cth), to the Increased Offers and any other matter arising from the proposed acquisition of BAA by any member of the FGP Topco Group;

(f) it being established, in terms satisfactory to the Offeror, that neither the ACCC nor the relevant Minister has commenced or threatened to commence legal proceedings seeking orders to restrain the implementation of any of the Increased Offers or any other matter arising from the acquisition of BAA by the Offeror; or the ACCC advising in writing, in terms satisfactory to the Offeror, that it does not propose to take any action in relation to any of the Increased Offers or any other matter arising from the proposed acquisition of BAA by any member of the FGP Topco Group under the Trade Practices Act 1974 (Cth);

(g) it being established, in terms satisfactory to the Offeror, that neither the Increased Offers nor the implementation of the Increased Offers nor any other matter arising from the proposed acquisition of BAA by any member of the FGP Topco Group will result in the contravention of the provisions of the Airports Act 1996 (Cth);

(h) since 7 April 2006:

  (i) the Secretary of State has not given any directions, made any rules or orders, or approved, varied, revoked or terminated any scheme under Part III of the Airports Act 1986 (the "Airports Act") relating to traffic distribution, aircraft movement, allocating capacity, or national security at any airport owned or managed by any member of the Wider BAA Group or threatened or announced its intention to do any of the same;

  (ii) the CAA has not imposed or modified any conditions or made an order under Part IV of the Airports Act which could have an impact on airport charges levied at any airport owned or managed by any member of the Wider BAA Group or threatened or announced its intention to do any of the same;

  (iii) the Secretary of State has not made an order under Part IV of the Airports Act which could have an impact on airport charges levied at any airport owned or managed by any member of the Wider BAA Group or threatened or announced its intention to do any of the same;

  (iv) the CAA has not modified or revoked any of the aerodrome licences issued under section 128 of the Air Navigation Order 2005 to any member of the Wider BAA Group or threatened or announced its intention to do any of the same;

  (v) the Secretary of State has not given directions or made an order under sections 93 or 94 of the Transport Act 2000 in relation to any member of the Wider BAA Group or threatened or announced its intention to do any of the same;

  (vi) the CAA has not, as a result of any of the Increased Offers or any other matter arising from the proposed acquisition of BAA by any member of the FGP Topco Group, imposed or modified any conditions or made an order under Part IV of the Airports Act which could require the Wider BAA Group or the FGP Topco Group to maintain a certain credit rating which would affect BAA's ability to operate the business of the Wider BAA Group; and

  (vii) no Third Party has proposed or otherwise indicated any intention to take any action referred to in paragraphs (h)(i) to (h)(vi) above or to enact a statute, order or other instrument with similar effect that is likely to have the same or similar effect on any

member of the Wider BAA Group, in each case as that referred to in any of the paragraphs (h)(i) to (h)(vi) above,

in each case to the extent that, (A) it would or might be expected by the Offeror to have an adverse effect on the Wider BAA Group; or (B) it would be expected to result in any member of the Wider FGP Topco Group being required to give, procure or arrange any guarantee, security, collateral, financial undertaking or other form of financial support whatsoever;

(i) valid acceptances being received (and not, where permitted, withdrawn) in respect of (i) not less than 90 per cent. (or such lower percentage as the Offeror may decide) in nominal value of the 2008 Convertible Bonds to which the Increased 2008 Convertible Offer relates; and (ii) not less than 90 per cent. (or such lower percentage as the Offeror may decide) in nominal value of the 2009 Convertible Bonds to which the Increased 2009 Convertible Offer relates. For the purposes of this condition:

(i) valid acceptances shall be deemed to have been received in respect of BAA Convertible Bonds which are treated for the purposes of section 429(8) of the Companies Act as having been acquired or contracted to be acquired by the Offeror by virtue of acceptances of the relevant Increased Offer or Convertible Bonds;

(ii) the expression "2008 Convertible Bonds to which the Increased 2008 Convertible Offer relates" shall be construed in accordance with sections 428 to 430F (inclusive) of the Companies Act; and

(iii) the expression "2009 Convertible Bonds to which the Increased 2009 Convertible Offer relates" shall be construed in accordance with sections 428 to 430F (inclusive) of the Companies Act;

(j) all Authorisations issued or granted by a Third Party, which are necessary or are considered necessary or appropriate by the Offeror in any relevant jurisdiction for or in respect of the carrying on by any member of the Wider BAA Group of its business, remaining in full force and effect and there being no notice or intimation of any intention to revoke, suspend, restrict, modify or not to renew any of the same in connection with any of the Increased Offers or any other matter arising from the proposed acquisition of BAA by any member of the FGP Topco Group;

(k) all Authorisations, which are necessary or are considered necessary or appropriate by the Offeror in any relevant jurisdiction for or in respect of the Increased Offers or the acquisition or proposed acquisition of any shares or other securities in, or control or management of, any member of the Wider BAA Group by any member of the FGP Topco Group or the carrying on by any member of the Wider BAA Group of its business, having been obtained, in terms and in a form satisfactory to the Offeror, from all appropriate Third Parties or from any persons or bodies with whom any member of the Wider BAA Group has entered into contractual arrangements, in each case where the absence of such Authorisation would have a material adverse effect on the Wider BAA Group taken as a whole;

(l) all appropriate waiting and other time periods under applicable laws or regulations of any relevant jurisdiction having expired, lapsed or been terminated (as appropriate) and all regulatory clearances in any relevant jurisdiction having been obtained (including any consents or approvals required by the United States Federal Aviation Administration), in each case in respect of the Increased Offers or any matter arising from the proposed acquisition of BAA by any member of the FGP Topco Group, unless otherwise waived by the Offeror, and no temporary restraining order, preliminary or permanent injunction or other order threatened or issued and being in effect by a court or other Third Party of competent jurisdiction which has the effect of making any of the Increased Offers illegal or otherwise prohibiting the consummation of any of the Increased Offers or any matter arising from the proposed acquisition of BAA by any member of the FGP Topco Group;

(m) no Third Party having intervened (as defined below) and there not continuing to be outstanding any statute, regulation or order of any Third Party in each case which would or might be expected by the Offeror to:

(i) make any of the Increased Offers or their implementation or the acquisition or proposed acquisition by any member of the FGP Topco Group of any shares or other securities in, or control or management of, BAA or any member of the Wider BAA Group void, illegal or unenforceable in any jurisdiction, or otherwise directly or indirectly restrain, prevent, prohibit, restrict or delay the same or impose additional conditions or obligations with respect to any of the Increased Offers or such acquisition, or otherwise impede, challenge or interfere with any of the Increased Offers or such acquisition, or require amendment to the terms of any of the Increased Offers or such acquisition;

(ii) limit or delay, or impose any limitations on, the ability of any member of the Wider FGP Topco Group or any member of the Wider BAA Group to acquire or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership in respect of shares or other securities in, or to exercise voting or management control over, any member of the Wider FGP Topco Group or any member of the Wider BAA Group;

(iii) require, prevent or delay the divestiture or alter the terms envisaged for any proposed divestiture by any member of the FGP Topco Group of any shares or other securities in BAA;

(iv) require, prevent or delay the divestiture or alter the terms envisaged for any proposed divestiture by any member of the Wider FGP Topco Group or by any member of the Wider BAA Group of all or any portion of their respective businesses, assets or properties or limit the ability of any of them to conduct any of their respective businesses or to own or control any of their respective businesses, assets or properties or any part thereof;

(v) require any member of the Wider FGP Topco Group or any member of the Wider BAA Group to acquire, or to offer to acquire, any shares or other securities (or the equivalent) in any member of either group owned by any third party;

(vi) limit the ability of any member of the Wider FGP Topco Group or any member of the Wider BAA Group to conduct or integrate or coordinate its business, or any part of it, with the businesses or any part of the businesses of any other member of the Wider FGP Topco Group or any other member of the Wider BAA Group;

(vii) result in any member of the Wider FGP Topco Group or any member of the Wider BAA Group ceasing to be able to carry on business under any name under which it presently does so; or

(viii) otherwise adversely affect any or all of the business, assets, profits, financial or trading position or prospects of any member of the Wider FGP Topco Group or any member of the Wider BAA Group,

and all applicable waiting and other time periods (including any extensions of such waiting and other time periods) during which any Third Party could intervene under any applicable legislation or regulation of any relevant jurisdiction having expired, lapsed or been terminated (as appropriate);

(n) since 31 March 2005 and except as disclosed in BAA's annual report and accounts for the year then ended or as publicly announced by BAA prior to 29 May 2006 (by the delivery of an announcement to a Regulatory Information Service), there being no provision of any arrangement, agreement, licence, permit, franchise or other instrument to which any member of the Wider BAA Group is a party, or by or to which any such member or any of its assets is or are or may be bound, entitled or subject or any circumstance, which, in each case as a consequence of any of the Increased Offers or the acquisition or proposed acquisition of any shares or other securities in, or control or management of, BAA or any other member of the

Wider BAA Group by any member of the FGP Topco Group or otherwise, could or, in the opinion of the Offeror, might result in:

(i) any monies borrowed by or any other indebtedness or liabilities (actual or contingent) of, or any grant available to, any member of the Wider BAA Group being or becoming repayable or capable of being declared repayable immediately or prior to its stated repayment date or the ability of any member of the Wider BAA Group to borrow monies or incur any indebtedness being withdrawn or inhibited or becoming capable of being withdrawn;

(ii) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property, assets or interests of any member of the Wider BAA Group or any such mortgage, charge or other security interest (wherever created, arising or having arisen) becoming enforceable;

(iii) any such arrangement, agreement, licence, permit, franchise or other instrument, or the rights, liabilities, obligations or interests of any member of the Wider BAA Group thereunder, being, or becoming capable of being, terminated or adversely modified or affected or any adverse action being taken or any obligation or liability arising thereunder;

(iv) any asset or interest of any member of the Wider BAA Group being or falling to be disposed of or ceasing to be available to any member of the Wider BAA Group or any right arising under which any such asset or interest could be required to be disposed of or could cease to be available to any member of the Wider BAA Group otherwise than in the ordinary course of business;

(v) any member of the Wider BAA Group ceasing to be able to carry on business under any name under which it presently does so;

(vi) the creation of liabilities (actual or contingent) by any member of the Wider BAA Group;

(vii) the rights, liabilities, obligations or interests of any member of the Wider BAA Group under any such arrangement, agreement, licence, permit, franchise or other instrument or the interests or business of any such member in or with any other person, firm, company or body (or any arrangement or arrangements relating to any such interests or business) being terminated or adversely modified or affected or any adverse action taken; or

(viii) the financial or trading position or the prospects or the value of any member of the Wider BAA Group being prejudiced or adversely affected,

and no event having occurred which, under any provision of any such arrangement, agreement, licence, permit, franchise or other instrument, could, in the opinion of the Offeror, result in any of the events or circumstances which are referred to in paragraphs (i) to (viii) of this Condition 1.1(n);

(o) since 31 March 2005 and except as disclosed in BAA's annual report and accounts for the year then ended or as otherwise publicly announced by BAA prior to 29 May 2006 (by the delivery of an announcement to a Regulatory Information Service), no member of the Wider BAA Group having:

(i) issued or agreed to issue, or authorised the issue of, additional shares of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities or transferred or sold any shares out of treasury, other than as between BAA and wholly owned subsidiaries of BAA;

(ii) purchased or redeemed or repaid any of its own shares or other securities or reduced or made any other change to any part of its share capital;

(iii) recommended, declared, paid or made any dividend or other distribution whether payable in cash or otherwise or made any bonus issue (other than to BAA or a wholly owned subsidiary of BAA);

(iv) except as between BAA and its wholly-owned subsidiaries or between such wholly-owned subsidiaries, made or authorised any change in its loan capital;

(v) (other than a transaction between BAA and a wholly owned subsidiary of BAA or between such wholly-owned subsidiaries) merged with, demerged or acquired any body corporate, partnership or business or acquired or disposed of or transferred, mortgaged, charged or created any security interest over any assets or any right, title or interest in any assets (including shares in any undertaking and trade investments) or authorised the same;

(vi) issued, agreed to issue or authorised the issue of, or made any change in or to, any debentures or (except as between BAA and its wholly-owned subsidiaries or between such wholly-owned subsidiaries) incurred or increased any indebtedness or liability (actual or contingent);

(vii) entered into, varied, or authorised any contract, agreement, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) which:

(A) is of a long term, onerous or unusual nature or magnitude or which could involve an obligation of such nature or magnitude; or

(B) could restrict the business of any member of the Wider BAA Group; or

is other than in the ordinary course of business;

(viii) except as between BAA and its wholly-owned subsidiaries or between such wholly-owned subsidiaries, entered into, implemented, effected or authorised any merger, demerger, reconstruction, amalgamation, scheme, commitment or other transaction or arrangement in respect of itself or another member of the Wider BAA Group;

(ix) entered into or varied the terms of, any contract, agreement, commitment, transaction or arrangement with any of the directors or senior executives of any member of the Wider BAA Group;

(x) taken any corporate action or had any legal proceedings instituted or threatened against it or petition presented or order made for its winding up (voluntarily or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any part of its assets and revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction;

(xi) been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

(xii) waived or compromised any claim;

(xiii) made any alteration to its memorandum or articles of association;

(xiv) made or agreed or consented to:

(A) any change to:

(I) the terms of the trust deeds constituting the pension scheme(s) established for its directors, employees or their dependants; or

(II) the benefits which accrue or to the pensions which are payable thereunder; or

(III) the basis on which qualification for, or accrual or entitlement to, such benefits or pensions are calculated or determined; or

(IV) the basis upon which the liabilities (including pensions) of such pension schemes are funded or made; or

(B) any change to the trustees including the appointment of a trust corporation;

(xv) proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme or other benefit relating to the employment or termination of employment of any person employed by the Wider BAA Group; or

(xvi) entered into any contract, agreement, commitment, transaction or arrangement or passed any resolution or made any offer (which remains open for acceptance) or proposed or announced any intention with respect to any of the transactions, matters or events referred to in this Condition 1.1(o);

(p) since 31 March 2005 and except as disclosed in BAA's annual report and accounts for the year then ended or as otherwise publicly announced by BAA prior to 29 May 2006 (by the delivery of an announcement to a Regulatory Information Service):

(i) there having been no adverse change or deterioration in the business, assets, financial or trading position or profit or prospects of any member of the Wider BAA Group;

(ii) no contingent or other liability of any member of the Wider BAA Group having arisen or become apparent or increased;

(iii) no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider BAA Group is or may become a party (whether as plaintiff, defendant or otherwise) having been threatened, announced, implemented or instituted by or against or remaining outstanding against or in respect of any member of the Wider BAA Group; and

(iv) (other than as a result of the Increased Offers) no enquiry or investigation by, or complaint or reference to, any Third Party having been threatened, announced, implemented, instituted by or against or remaining outstanding against or in respect of any member of the Wider BAA Group;

(q) no member of the FGP Topco Group having discovered:

(i) that any financial or business or other information concerning the Wider BAA Group disclosed at any time by or on behalf of any member of the Wider BAA Group is misleading or contains any misrepresentation of fact or omits to state a fact necessary to make any information contained therein not misleading and which was not subsequently corrected before the date of this announcement by disclosure either publicly or otherwise to the Offeror to any extent;

(ii) that any member of the Wider BAA Group is subject to any liability (actual or contingent) which is not disclosed in BAA's annual report and accounts for the financial year ended 31 March 2005; or

(iii) any information which affects the import of any information disclosed at any time by or on behalf of any member of the Wider BAA Group; and

(r) no member of the FGP Topco Group having discovered:

(i) that any past or present member of the Wider BAA Group has not complied with any applicable legislation or regulations of any jurisdiction with regard to the use, treatment, handling, storage, transport, release, disposal, discharge, spillage, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health, or otherwise relating to environmental matters or the health and safety of any person, or that there has otherwise been any such use, treatment, handling, storage, transport, release, disposal, discharge, spillage, leak or emission (whether or not this constituted a non compliance by any person with any legislation or regulations and wherever the same may have taken place) which, in any case, would be likely to give rise to any liability (whether actual or contingent) or cost on the part of any member of the Wider BAA Group;

(ii) that there is, or is likely to be, any liability, whether actual or contingent, to make good, repair, reinstate or clean up any property now or previously owned, occupied or made use of by any past or present member of the Wider BAA Group or any other property or any controlled waters under any environmental legislation, regulation, notice, circular,

order or other lawful requirement of any relevant authority or third party or otherwise; or

(iii) that circumstances exist whereby a person or class of persons would be likely to have a claim in respect of any product or process of manufacture or materials used therein now or previously manufactured, sold or carried out by any past or present member of the Wider BAA Group.

For the purpose of these Conditions, a Third Party shall be regarded as having "intervened" if it has decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or made, proposed or enacted any statute, regulation, decision or order or taken any measures or other steps or required any action to be taken or information to be provided or otherwise having done anything and "intervene" shall be construed accordingly.

1.2 Certain further terms of the Increased Ordinary Offer

(a) To the extent permitted by law and subject to the requirements of the Panel, the Offeror reserves the right to waive all or any of the Conditions, in whole or in part, except Condition 1.1(a).

(b) Conditions 1.1(b) to 1.1(r) (inclusive) must be fulfilled, be determined by the Offeror to be or remain satisfied or (if capable of waiver) be waived, by midnight on the 21st day after the date on which Condition 1.1(a) is fulfilled (or such later date as the Offeror may, with the consent of the Panel, decide), failing which the Increased Ordinary Offer will lapse. The Offeror shall be under no obligation to waive (if capable of waiver), to determine to be or remain satisfied or to treat as fulfilled any of Conditions 1.1(b) to 1.1(r) (inclusive) by a date earlier than the latest date specified above for the fulfilment of that Condition, notwithstanding that the other Conditions may at such earlier date have been waived or fulfilled and that there are, at such earlier date, no circumstances indicating that any condition may not be capable of fulfilment.

(c) If the Offeror is required by the Panel to make an offer for any BAA Shares under Rule 9 of the City Code, the Offeror may make such alterations to the above Conditions as are necessary to comply with that Rule.

(d) The Increased Offers will lapse if the European Commission initiates proceedings under Article 6(1)(c) of Council Regulation (EC) No 139/2004 (the "EC Merger Regulation") or makes a referral to a competent authority in the EEA under Article 9(1) of the EC Merger Regulation, in either case with respect to any of the Increased Offers or any other matter arising from the proposed acquisition of BAA by any member of the FGP Topco Group and, in either case, before the time and date when the Increased Ordinary Offer becomes or is declared unconditional as to acceptances.

(e) The Offeror reserves the right to elect to implement any of all of the elements of the Increased Ordinary Offer by way of a scheme of arrangement as it may determine in its absolute discretion. In such event, such offer will be implemented on the same terms (subject to appropriate amendments), so far as applicable, as those which would apply to that or those elements of the Increased Ordinary Offer.

(f) If the Increased Ordinary Offer lapses, it will cease to be capable of further acceptance. BAA Shareholders who have accepted the Increased Ordinary Offer and the Offeror shall then cease to be bound by acceptances delivered on or before the date on which the Increased Ordinary Offer lapses.

(g) The BAA Shares will be acquired by the Offeror fully paid and free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and any other third party rights or interests whatsoever and together with all rights existing as at 7 April 2006 or thereafter attaching thereto, including the right to receive and retain all dividends and other distributions (if any) declared, made or paid or any other return of capital (whether by way of reduction of share capital or share premium account or otherwise) made on or after 7 April 2006. Accordingly, insofar as a dividend and/or distribution and/or return of capital is proposed, declared, made, paid or payable by BAA in respect of a BAA Share as at 7 April 2006 or will become so proposed, declared, made, paid or payable after such date, the price payable under

the Increased Ordinary Offer in respect of BAA Shares will be reduced by the amount of the dividend and/or distribution and/or return of capital, except insofar as the BAA Share is or will be transferred pursuant to the Increased Ordinary Offer on a basis which entitles the Offeror alone to receive the dividend and/or distribution and/or return of capital and to retain it. The amount of any dividend and/or distribution and/or return of capital which the Offeror is entitled to recover from a BAA Shareholder in respect of a BAA Share pursuant to the Increased Ordinary Offer will be reduced by the amount of any such reduction of the price payable pursuant to the Increased Ordinary Offer in respect of that BAA Share. To the extent that such a reduction in the price payable pursuant to the Increased Ordinary Offer in respect of a BAA Share is permitted in respect of a dividend and/or distribution and/or return of capital but not made, the person to whom the Increased Ordinary Offer price is paid in respect of that BAA Share will be obliged to account to the Offeror for the amount of such dividend or distribution or return of capital.

(h) The Increased Ordinary Offer and the Loan Note Alternative will be on the terms and will be subject to the conditions which are set out in this announcement and in this Appendix 1 (save for Condition 2.1), those terms which will be set out in the Revised Offer Documentation and such further terms as may be required to comply with the Listing Rules and the provisions of the City Code. This announcement does not constitute an offer or invitation to purchase BAA Shares or any other securities.

(i) The availability of the Increased Ordinary Offer (including, outside the United States, the Loan Note Alternative) in jurisdictions other than the United Kingdom and the United States may be affected by law. Accordingly, persons into whose possession this announcement comes should inform themselves about, and observe, any applicable legal or regulatory requirements of their jurisdiction.

(j) The Increased Ordinary Offer, the Loan Note Alternative and any acceptances and elections will be governed by English law and be subject to the jurisdiction of the English courts. The City Code, so far as appropriate, applies to the Increased Ordinary Offer.

2. The Increased Convertible Offers

2.1 Condition of the Increased Convertible Offers

Each Increased Convertible Offer is conditional upon the Increased Ordinary Offer becoming or being declared unconditional in all respects.

2.2 Certain further term of the Increased Convertible Offers

(a) If an Increased Convertible Offer lapses, it will cease to be capable of further acceptance. BAA Convertible Bondholders who have accepted such Increased Convertible Offer and the Offeror shall then cease to be bound by acceptances delivered on or before the date on which such Increased Convertible Offer lapses.

(b) The Offeror reserves the right to elect to implement any or all of the elements of the Increased Convertible Offers by way of scheme(s) of arrangement as it may determine in its absolute discretion. In such event, such offer(s) will be implemented on the same terms (subject to appropriate amendments), so far as applicable, as those that would apply to that or those elements of the relevant Increased Convertible Offer.

(c) The BAA Convertible Bonds will be acquired by the Offeror fully paid and free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and any other third party rights or interests whatsoever and together with all rights existing as at 7 April 2006 or thereafter attaching thereto, including the right to receive and retain, in full, all interest payments and any other payments made on or after 7 April 2006 (other than pursuant to the Increased Convertible Offers). Accordingly, insofar as an interest payment and/or any other payment is proposed, declared, made, paid or payable by BAA in respect of a BAA Convertible Bond as at 7 April 2006 or will become so proposed, declared, made, paid or payable after such date, the price payable under the relevant Increased Convertible Offer in respect of BAA Convertible Bonds will be reduced by the amount of the interest payment or other payment, except insofar as the

BAA Convertible Bond is or will be transferred pursuant to the relevant Increased Convertible Offer on a basis which entitles the Offeror alone to receive the interest payment or other payment and to retain it. The amount of any interest payment or other payment which the Offeror is entitled to recover from a BAA Convertible Bondholder in respect of a BAA Convertible Bond pursuant to the relevant Increased Convertible Offer will be reduced by the amount of any such reduction of the price payable pursuant to the relevant Increased Convertible Offer in respect of that BAA Convertible Bond. To the extent that such a reduction in the price payable pursuant to the relevant Increased Convertible Offer in respect of a BAA Convertible Bond is permitted in respect of an interest payment or other payment but not made, the person to whom the relevant Increased Convertible Offer price is paid in respect of that BAA Convertible Bond will be obliged to account to the Offeror for the amount of such interest payment or other payment.

(d) The Loan Note Alternative will not be available to BAA Convertible Bondholders accepting the Increased Convertible Offers.

(e) The Increased Convertible Offers will be on the terms and will be subject to the Condition 2.1, those terms which will be set out in the Revised Offer Document and such further terms as may be required to comply with the terms of the BAA Convertible Bonds, the Listing Rules and the provisions of the City Code. This announcement does not constitute an offer or invitation to purchase the BAA Convertible Bonds or any other securities.

(f) The availability of the Increased Convertible Offers in jurisdictions other than the United Kingdom and the United States may be affected by law. Accordingly, persons into whose possession in this announcement comes should inform themselves about, and observe, any applicable legal or regulatory requirements of their jurisdiction.

(g) The Increased Convertible Offers and any acceptances will be governed by English law and be subject to the jurisdiction of the English courts. The City Code, so far as appropriate, applies to the Increased Convertible Offers.

APPENDIX 2

Definitions

The following definitions apply throughout this announcement, unless the context requires otherwise:

2008 Convertible Bonds	comprises: (a) the issued and outstanding 2.94 per cent. convertible bonds due 2008 issued by BAA, pursuant to a prospectus dated 20 March 2002; and (b) any further 2.94 per cent. convertible bonds due 2008 issued and forming a single series with the foregoing bonds which are unconditionally allotted or issued and fully paid, in any case, before the date on which the Increased 2008 Convertible Bond Offer closes or before such earlier date as the Offeror (subject to the City Code) may determine not being earlier than the date on which the Increased Ordinary Offer is declared unconditional as to acceptances;
2009 Convertible Bonds	comprises: (a) the issued and outstanding 2.625 per cent. convertible bonds due 2009 issued by BAA, pursuant to a prospectus dated 13 August 2003; and (b) any further 2.625 per cent. convertible bonds due 2009 issued and forming a single series with the foregoing bonds which are unconditionally allotted or issued and fully paid, in any case, before the date on which the Increased 2009 Convertible Bond Offer closes or before such earlier date as the Offeror (subject to the City Code) may determine not being earlier than the date on which the Increased Ordinary Offer is declared unconditional as to acceptances;
ACCC	the Australian Competition and Consumer Commission;
ADI Finance 1	ADI Finance 1 Limited, a company incorporated under the laws of England and Wales with registered number 5723977 and whose registered office is as 20-22 Bedford Row, London WC1R 4JS;
ADI Finance 2	ADI Finance 2 Limited, a company incorporated under the laws of England and Wales with registered number 5723973 and whose registered office is as 20-22 Bedford Row, London WC1R 4JS;
ATWP	the Air Transport White Paper;
Australia	the Commonwealth of Australia, its territories and possessions;
Australian Airports Act	the Australian Airports Act 1996;
Authorisations	authorisations, orders, directions, rules, grants, recognitions, determinations, certificates, confirmations, consents, licenses, clearances, provisions and approvals;
BAA	BAA plc, a public limited company incorporated under the laws of England and Wales with registered number 01970855 and whose registered office is at 130 Wilton Road, London SW1V 1LQ;
BAA ADR	an American depositary receipt evidencing a BAA American depositary share, which represents one BAA Share;
BAA ADR Holders	holders of BAA ADRs, from time to time;
BAA Convertible Bondholders	holders of BAA Convertible Bonds, from time to time;
BAA Convertible Bonds	the 2008 Convertible Bonds and the 2009 Convertible Bonds;

BAA Final Dividend	the proposed final dividend of 15.25 pence per BAA Share as announced by BAA on 16 May 2006;
BAA Group	BAA and its subsidiary undertakings, from time to time;
BAA Share Schemes	the BAA Deferred Annual Bonus Plan, the BAA Performance Share Plan, the BAA 1996 Executive Share Option Scheme, the BAA 1996 Sharesave Scheme, the BAA Share Incentive Plan and any other arrangements for involving employees of BAA and/or members of the BAA Group in the capital of BAA;
BAA Shareholders	holders of BAA Shares, from time to time;
BAA Shares	comprises: (a) the existing unconditionally allotted or issued fully paid ordinary shares of 100 pence each in the capital of BAA; and (b) any further ordinary shares of 100 pence each in the capital of BAA which are unconditionally allotted or issued and fully paid (including, without limitation, any such shares unconditionally allotted or issued and fully paid pursuant to any exercise of any rights arising pursuant to the 2008 Convertible Bonds, the 2009 Convertible Bonds or the BAA Share Schemes), in any case before the date on which the Increased Ordinary Offer closes or before such earlier date as the Offeror (subject to the City Code) may determine not being earlier than the date on which the Increased Ordinary Offer becomes or is declared unconditional as to acceptances, but excludes any shares held as treasury shares on such date as the Offeror may determine before the date on which the Increased Ordinary Offer closes;
Banks	The Royal Bank of Scotland plc, Banco Santander Central Hispano, S.A. (London Branch), Citigroup, HSBC and Calyon Sucursal en España;
Board of the Offeror, Offeror Directors or **the Board**	the board of directors of the Offeror for the time being, including a duly constituted committee thereof;
Board of BAA or **BAA Board**	the board of directors of BAA;
CAA	the United Kingdom Civil Aviation Authority;
Canada	Canada, its provinces and territories and all areas under its *jurisdiction and political sub-divisions thereof*;
CDP	Caisse de dépôt et placement du Québec;
CDP Investor	Airport Infrastructure Fund, L.P., a limited partnership established under the laws of Québec, number #3363630602;
Citigroup	Citigroup Global Markets Limited, a company incorporated under the laws of England and Wales with registered number 1763297 and whose registered office is at Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB;
City Code	the City Code on Takeovers and Mergers;
Companies Act	the Companies Act 1985;
Conditions	the conditions to the Increased Ordinary Offer which are set out in paragraph 1.1 of Appendix 1 or the condition to each of the Increased Convertible Offers set out in paragraph 2.1 of Appendix 1, as the case may be;

Consortium	the consortium formed at the direction of Ferrovial Infra, CDP and GIC SI;
Daily Official List	the Daily Official List of the London Stock Exchange;
Deposit Agreement	the deposit agreement between the US Depository, BAA and owners, holders and beneficial holders of BAA ADRs;
DfT	The Department for Transport of the UK Government;
Directors of BAA or **BAA Directors**	the directors of BAA, as at the date of this announcement;
Directors of the Offeror or **the Directors**	the directors of the Offeror, as at the date of this announcement;
EEA	the European Economic Area;
European Commission	the Commission of the European Communities;
Ferrovial	Grupo Ferrovial, S.A., a company incorporated under the laws of Spain;
Ferrovial Infra	Ferrovial Infraestructuras, S.A., a company incorporated under the laws of Spain;
Ferrovial Investor	Lernamara S.L., a company incorporated under the laws of Spain;
FGP Topco	FGP Topco Limited, a company incorporated under the laws of England and Wales with registered number 5723961 and whose registered office is at 20-22 Bedford Row, London, WC1R 4JS;
FGP Topco Group	FGP Topco, ADI Finance 1, ADI Finance 2, the Offeror and, after successful completion of the Increased Offers, all of the members of the BAA Group (unless stated otherwise);
FSMA	the Financial Services and Markets Act 2000;
GIC SI	GIC Special Investments Pte Ltd, a company incorporated under the laws of Singapore;
GIC SI Investor	Baker Street Investment Pte Ltd, a company incorporated under the laws of Singapore;
HSBC	HSBC Bank plc, a company incorporated under the laws of England and Wales;
Increased 2008 Convertible Offer	the offer to be made by the Offeror on the terms and Condition set out or referred to in this announcement, to acquire the 2008 Convertible Bonds (other than those 2008 Convertible Bonds which the Offeror holds or has contracted to acquire within the meaning of section 428(5) of the Companies Act at 20 April 2006);
Increased 2009 Convertible Offer	the offer to be made by the Offeror on the terms and Condition set out or referred to in this announcement, to acquire the 2009 Convertible Bonds (other than those 2009 Convertible Bonds which the Offeror holds or has contracted to acquire within the meaning of section 428(5) of the Companies Act at 20 April 2006);
Increased Convertible Offers	the Increased 2008 Convertible Offer and the Increased 2009 Convertible Offer;
Increased Offers	the Increased Ordinary Offer and the Increased Convertible Offers;
Increased Ordinary Offer	the offer to be made by the Offeror on the terms and Conditions set out or referred to in this announcement, to acquire the entire issued and to be issued share capital of BAA (other than those BAA Shares which the Offeror holds or has contracted to acquire within the meaning of section 428(5) of the Companies Act at 20 April 2006);

Listing Rules	the rules and regulations made by the Financial Services Authority in its capacity as the UK Listing Authority under the FSMA, and contained in the UK Listing Authority's publication of the same name;
Loan Note Alternative	the loan note alternative whereby BAA Shareholders (other than, unless otherwise determined by the Offeror, Restricted Overseas Persons and US Persons) validly accepting the Increased Ordinary Offer may elect, subject to certain limitations and conditions, to receive Loan Notes instead of all or part of the cash consideration to which they would otherwise be entitled under the Increased Ordinary Offer;
Loan Notes	the loan notes of the Offeror to be issued pursuant to the Loan Note Alternative and to be guaranteed by The Royal Bank of Scotland plc;
London Stock Exchange	London Stock Exchange plc, a company incorporated under the laws of England and Wales with registered number 02075721 and whose registered office is at 10 Paternoster Square, London EC4M 7LS (or its successor);
Macquarie	Macquarie Bank Limited, a company incorporated under the laws of Australia, acting through its London Branch, which is registered in England and Wales under Branch Number BR002678;
MAp	a listed airport fund, comprising three entities managed or advised by wholly owned subsidiaries of Macquarie;
Offeror	Airport Development and Investment Limited, a company incorporated under the laws of England and Wales with registered number 5757208 and whose registered office is at 20-22 Bedford Row, London WC1R 4JS;
Official List	the Official List of the UK Listing Authority;
OFT	The Office of Fair Trading;
Original 2008 Convertible Offer	the offer for 2008 Convertible Bonds made outside the United States by Citigroup and Macquarie on behalf of the Offeror (and, in the United States, by the Offeror) to acquire the 2008 Convertible Bonds on the terms and subject to the conditions set out in the Original Offer Document and the relevant Original Form of Acceptance;
Original 2009 Convertible Offer	the cash offer for 2009 Convertible Bonds made outside the United States by Citigroup and Macquarie on behalf of the Offeror (and, in the United States, by the Offeror) to acquire the 2009 Convertible Bonds on the terms and subject to the conditions set out in the Original Offer Document and the relevant Original Form of Acceptance;
Original and Revised Offer Documentation	the Original Offer Documentation and the Revised Offer Documentation;
Original Convertible Offers	the Original 2008 Convertible Offer and the Original 2009 Convertible Offer;
Original Forms of Acceptance	the forms of acceptance, election and authority despatched together with the Original Offer Document on (or around) 20 April 2006;
Original Offer Document	the offer document despatched on (or around) 20 April 2006 by Citigroup and Macquarie on behalf of the Offeror (and, in the United States, by the Offeror);

Original Offer Documentation	the Original Offer Document, the Original Forms of Acceptance and any other documentation related to the Original Offers;
Original Offers	the Original Ordinary Offer and the Original Convertible Offers;
Original Ordinary Offer	the cash offer for BAA Shares made outside the United States by Citigroup and Macquarie on behalf of the Offeror (and, in the United States, by the Offeror) to acquire the BAA Shares on the terms and subject to the conditions set out in the Original Offer Document and the relevant Original Form of Acceptance;
Panel	the Panel on Takeovers and Mergers;
Regulatory Information Service or **RIS**	any of the regulatory information services set out in Appendix 3 to the Listing Rules;
Restricted Overseas Person	a person (including an individual, partnership, unincorporated syndicate, limited liability company, unincorporated organisation, trust, trustee, executor, administrator or other legal representative) in, or resident in, or any person whom the Offeror believes to be in, or resident in, Australia, Canada or Japan and persons in any other jurisdiction (other than persons in the UK or the US) whom the Offeror is advised to treat as restricted overseas persons in order to observe the laws of such jurisdiction or to avoid the requirement to comply with any governmental or other consent or any registration, filing or other formality which the Offeror regards as unduly onerous;
Revised Form of Acceptance	the revised form of acceptance, election and authority relating to the Increased Ordinary Offer accompanying the Revised Offer Document, which is to be completed by holders of BAA Shares in certificated form;
Revised Offer Document	the revised offer document relating to the Increased Offers and the accompanying Revised Form of Acceptance to be posted to BAA Shareholders and (other than the Revised Form of Acceptance) made available to BAA Convertible Bondholders following the date of this announcement;
Revised Offer Documentation	the Revised Offer Document, the Revised Form of Acceptance and any other documentation related to the Increased Offers;
SEC or **Securities Exchange Commission**	the US Securities and Exchange Commission;
Senior Acquisition Facilities	the facilities which are available to the Offeror partially to fund the Increased Offers and which rank ahead of other acquisition facilities which are available to the Offeror;
Substantial Interest	a direct or indirect interest in 10 per cent. or more of the voting equity capital of an undertaking;
Third Party	any central bank, ministry, governmental, quasi governmental (including the European Union), supranational, statutory, regulatory or investigative body or authority (including any national or supranational anti trust or merger control authority), national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof), private body exercising any regulatory, taxing, importing or other authority, trade agency, association, institution or professional or environmental body or any other person or body whatsoever in any relevant jurisdiction, including for the avoidance of doubt the Panel;

UK or **United Kingdom**	the United Kingdom of Great Britain and Northern Ireland (and its dependent territories);
United States or **US**	the United States of America, its territories and possessions, any state of the United States and the District of Columbia and all other areas subject to its jurisdiction;
US Depositary	The Bank of New York, 101 Barclay Street, 22nd Floor, New York, New York 10286, United States as depositary under the Deposit Agreement;
US Exchange Act	the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;
US Person	a US person, as defined in Regulation S under the Securities Act;
US Securities Act	the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;
White Paper	the UK Government White Paper entitled ''The Future of Air Transport'', published on 16 December 2003;
Wider BAA Group	BAA and the subsidiaries and subsidiary undertakings of BAA and associated undertakings (including any joint venture, partnership, firm or company in which any member of the BAA Group is interested or any undertaking in which BAA and such undertakings (aggregating their interests) have a Substantial Interest); and
Wider FGP Topco Group	Ferrovial, GIC SI and CDP and the subsidiaries and subsidiary undertakings of Ferrovial, GIC SI and CDP, respectively, and associated undertakings of Ferrovial, GIC SI and CDP, respectively (including any joint venture, partnership, firm or company in which Ferrovial, GIC SI or CDP, respectively has a Substantial Interest) and including any member of the FGP Topco Group but excluding any member of the Wider BAA Group.

All references to legislation in this announcement are to English legislation, unless the contrary is indicated. Any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof.

For the purposes of this announcement, "subsidiary", "subsidiary undertaking", "parent undertaking", "undertaking" and "associated undertaking" have the respective meanings given to them by the Companies Act (but for this purpose ignoring paragraph 20(1)(b) of Schedule 4A of the Companies Act). Words importing the singular shall include the plural and vice versa, and words importing the masculine gender shall include the feminine or neutral gender.

APPENDIX 3

Sources and bases of information

1. General

Unless otherwise stated, financial information relating to BAA has been extracted or derived, without material adjustment, from the audited financial statements of BAA for the year ended 31 March 2005, the unaudited interim results for the six months ended 30 September 2005 and BAA's annual report and accounts for the year ended 31 March 2006.

Unless otherwise stated, information relating to the Offeror has been provided by the Offeror Directors.

2. Share prices

Unless otherwise stated, all prices quoted for BAA Shares have been derived from the Daily Official List of the London Stock Exchange and represent closing middle market prices on the relevant date.

3. Value of the Increased Ordinary Offer

The value placed by the Increased Ordinary Offer on the entire existing issued share capital, and other statements made by reference to the existing issued share capital, of BAA are based on, as applicable, the Increased Ordinary Offer price of 900 pence per BAA Share and 1,081,367,719 BAA Shares being in issue (as sourced from the Regulatory Information Service announcement released by BAA on 25 May 2006 in accordance with Rule 2.10 of the City Code).

4. Exchange rates

The exchange rates for the conversion of Australian dollars (A$) into pounds sterling (£) have been derived from WM Reuters figures from Datastream and are based on the exchange rates as at 29 May 2006.



In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following

REGULATORY DISCLOSURE

Airport Development and Investment Limited is the company formed by the members of the consortium comprising Ferrovial Infraestructuras, S.A., a wholly-owned subsidiary of Grupo Ferrovial, S.A., with Caisse de dépôt et placement du Québec and an investment company managed by GIC Special Investments Pte Ltd to make the offers to acquire all of the capital issued and to be issued by BAA plc (BAA) and all the bonds that are convertible into shares of BAA (the Offers).

Airport Development and Investment Limited announced today, through the London Stock Exchange Regulatory Information System, that, as provided in Rule 17.1 of the City Code, at the end of the day on 29 May 2006, it had received valid acceptances of the Offers with respect to:

- A total of 3,900,385 shares of BAA, which represent approximately 0.36% of BAA's issued capital.
- A total of 42,272,000 pounds sterling nominal value of 2008 Convertible Bonds, representing approximately 9.96% of the issued 2008 Convertible Bonds.
- A total of 17,117,000 pounds sterling nominal value of 2009 Convertible Bonds, representing approximately 4.02% of the issued 2009 Convertible Bonds.

Attached is the original text which Airport Development and Investment Limited released through the London Stock Exchange Regulatory Information System, with a translation for information purposes.

Madrid, 30 May 2006.

José María Pérez Tremps
Director and Secretary of GRUPO FERROVIAL, S.A.

FOR IMMEDIATE RELEASE 30 May 2006

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO CANADA

INCREASED CASH OFFERS

by

AIRPORT DEVELOPMENT AND INVESTMENT LIMITED

a company held by

A CONSORTIUM FORMED AT THE DIRECTION OF FERROVIAL INFRAESTRUCTURAS, S.A., CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC ("CDP") AND GIC SPECIAL INVESTMENTS PTE LTD ("GIC SI")

for

BAA PLC

LEVELS OF ACCEPTANCES OF ORIGINAL OFFERS

On 7 April 2006, Airport Development and Investment Limited ("ADI") announced the terms a cash offer to acquire the entire issued and to be issued share capital of BAA (the "Original Ordinary Offer") and cash offers to acquire all of the outstanding 2008 BAA Convertible Bonds (the "Original 2008 Convertible Offer") and 2009 BAA Convertible Bonds (the "Original 2009 Convertible Offer") (together the "Original Offers").

Earlier today, ADI announced that its firm intention to revise the terms of the Original Offers. The revised terms comprise a significantly increased cash offer of 900 pence per BAA Share and significantly increased cash offers for the outstanding BAA Convertible Bonds (together the "Increased Offers").

In accordance with Rule 17.1 of the City Code, ADI announces that, in relation to the Original Offers, as at close of business on 29 May 2006, valid acceptances had been received in respect of:

- a total of 3,900,385 BAA Shares, representing approximately 0.36 per cent. of BAA's issued share capital, and that such acceptances may be counted towards the satisfaction of acceptances to the Original Ordinary Offer. None of these acceptances were received from persons acting in concert with ADI;
- a total of £42,272,000 nominal of 2008 Convertible Bonds, representing approximately 9.96 per cent. of the 2008 Convertible Bonds in issue, and that such acceptances may be counted towards the satisfaction of acceptances to the Original 2008 Convertible Offer. None of these acceptances were received from persons acting in concert with ADI; and

- a total of £17,117,000 nominal of 2009 Convertible Bonds, representing approximately 4.02 per cent. of the 2009 Convertible Bonds in issue, and that such acceptances may be counted towards the satisfaction of acceptances to the Original 2009 Convertible Offer. None of these acceptances were received from persons acting in concert with ADI.

Notes

Save as set out below, as at close of business on 29 May 2006, neither ADI nor any person acting in concert with it has an interest in, or right to subscribe for, relevant securities of BAA:

Name	**Number and percentage of BAA relevant securities**[1]
Mr. Bil Lala (a person presumed to be acting in concert with Ferrovial)	378 BAA Shares (-%)
CDP and persons presumed to be acting in concert with CDP	1,514,626 BAA Shares (0.14%)
GIC SI and persons presumed to be acting in concert with GIC SI	5,951,899 BAA Shares (0.55%) £3,000,000 in nominal value of 2008 Convertible Bonds (0.71%) £3,500,000 in nominal value of 2009 Convertible Bonds (0.82%)
Citigroup and persons presumed to be acting in concert with Citigroup	71,512 BAA Shares (0.01%)
Macquarie or various entities either directly or indirectly controlled by Macquarie or funds managed by or to which advisory services are provided by such entities	1,901,193 BAA Shares (0.18%)
HSBC and persons presumed to be acting in concert with HSBC	155,249 BAA Shares (0.01%)

(1) All of the interests in BAA Shares referred to above comprise holdings of ordinary shares in the share capital of BAA, save that:

- the interests of Citigroup and the persons presumed to be acting in concert with Citigroup in the 71,512 BAA Shares referred to above comprise derivatives (being contracts for differences) referenced to such shares. Of these BAA Shares, 61,460 are under short positions and 10,052 are under a long position; and
- the interests of CDP and the persons presumed to be acting in concert with CDP in the 1,514,626 BAA Shares referred to above comprise holdings of 1,511,968 ordinary shares in the share capital of BAA and also a derivative (being an equity swap) referenced to 2,658 BAA Shares.

All of the interests of GIC SI and the persons presumed to be acting in concert with GIC SI in the 2008 Convertible Bonds and the 2009 Convertible Bonds comprise holdings of the relevant Convertible Bonds.

Unless otherwise defined in this announcement, capitalised words and phrases used in this announcement shall have the same meanings given to them in ADI's announcement of the Increased Offers on 30 May 2006. The terms "acting in concert" and "relevant securities" shall have the same meanings as in the City Code.

Enquiries:

Citigroup

David Wormsley	+ 44 20 7986 7692
Philip Robert-Tissot	+ 44 20 7986 7519
David James (Corporate Broking)	+ 44 20 7986 0732
Simon Alexander (Corporate Broking)	+ 44 20 7986 0963

Citigate

Ginny Pulbrook	+ 44 20 7282 2945

Grupo Albion

Alex Moore	+ 34 91 531 2388

Citigroup Global Markets Limited is acting for ADI, Ferrovial Infra, CDP and GIC SI Investor and no one else in connection with the Increased Offers and matters described in this announcement, and will not be responsible to anyone other than ADI, Ferrovial Infra, CDP and GIC SI Investor for providing the protections afforded to clients of Citigroup Global Markets Limited or for providing advice in relation to the Increased Offers and matters described in this announcement.

Macquarie Bank Limited is acting for ADI and no one else in connection with the Increased Offers and matters described in this announcement, and will not be responsible to anyone other than ADI for providing the protections afforded to clients of Macquarie Bank Limited or for providing advice in relation to the Increased Offers and matters described in this announcement.

HSBC Bank plc is acting for CDP and no one else in connection with the Increased Offers and matters described in this announcement, and will not be responsible to anyone other than CDP for providing the protections afforded to clients of HSBC Bank plc or for providing advice in relation to the Increased Offers and matters described in this announcement.

This announcement does not constitute or form part of any offer or invitation to sell or purchase any securities or solicitation of an offer to buy any securities pursuant to the Offers or otherwise. The Increased Offers will be made solely by the Revised Offer Documentation, when issued, which will contain the full terms and conditions of the Increased Offers, including details of how the Increased Offers may be accepted.

Unless otherwise determined by ADI, the Increased Offers have not been, are not being, and will not be, made, directly or indirectly, in or into or by the use of the mails of, or by any other means (including, without limitation, electronic mail, facsimile transmission, telex, telephone, internet or other forms of electronic communication) of interstate or foreign commerce of, or any facility of a national securities exchange of, Canada or any jurisdiction where to do so would violate the laws of that jurisdiction and will not be capable of acceptance by any such use, means or facility or from within Canada or any such jurisdiction. Accordingly, unless otherwise determined by ADI, copies of this announcement have not been, are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or

from, Canada or any such jurisdiction and persons receiving this announcement (including, without limitation, custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from such jurisdiction, as doing so may invalidate any purported acceptance of the Increased Offers. Any person (including, without limitation, any custodian, nominee and trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or the Revised Offer Documentation and/or any other related document to any jurisdiction outside the United Kingdom and the United States should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

The Loan Notes that may be issued pursuant to the Loan Note Alternative will not be transferable and have not been and will not be listed on any stock exchange and have not been, and will not be, registered under the US Securities Act or under the securities laws of any jurisdiction of the United States nor have the relevant clearances been, nor will they be, nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be offered in compliance with applicable securities laws of Australia, Canada or Japan (or any province or territory thereof, if applicable) or any other jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction. Accordingly, unless otherwise determined by ADI and the relevant clearances are obtained or steps are taken, the Loan Notes may not be offered, sold, resold or delivered, directly or indirectly, in, into or from the United States (or to US Persons, as defined in Rule 902 of Regulation S under the US Securities Act), Australia, Canada or Japan (or to any residents thereof) or any other jurisdiction (or to residents in that jurisdiction) if to do so would constitute a violation of the relevant laws in such jurisdiction. Neither the US Securities and Exchange Commission nor any US state securities commission has approved or disapproved of the Loan Notes, or determined if this announcement is accurate or complete. Any representation to the contrary is a criminal offence.

US holders of BAA Shares and/or BAA Convertible Bonds should be aware that (i) the Increased Offers are for the securities of a corporation organised under the laws of England and are subject to the procedure and disclosure requirements of England, including with respect to financial reporting, withdrawal rights, offer timetable, settlement procedures and timing of payments that are different from those applicable under US domestic tender offer procedures and law; (ii) ADI and BAA are located outside of the United States, some or all of their officers and directors may be resident outside of the United States and, accordingly, it may not be possible to sue such entities, their officers or directors in a non-US court for violations of the US securities laws, and it may be difficult to compel them to subject themselves to a US court's judgment; (iii) ADI and its members or their respective nominees, or brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, BAA securities other than pursuant to the Increased Offers, such as in open market or privately negotiated purchases outside the United States during the period in which the Increased Offers remain open for acceptance; and (iv) Citigroup Global Markets Limited will continue to act as an exempt market maker in BAA securities on the London Stock Exchange.

Information about such purchases will be disclosed as required in the UK and will be available from the Regulatory News Service on the London Stock Exchange website,

www.londonstockexchange.com. This information will also be publicly disclosed in the United States to the extent that such information is made public in the United Kingdom.

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following

REGULATORY DISCLOSURE

Airport Development and Investment Limited (ADI) is the company formed by the members of the consortium comprising Ferrovial Infraestructuras, S.A., a wholly-owned subsidiary of Grupo Ferrovial, S.A., with Caisse de dépôt et placement du Québec and an investment company managed by GIC Special Investments Pte Ltd to make the offers to acquire all of the capital issued and to be issued by BAA plc (BAA) and all the bonds that are convertible into shares of BAA (the Offers).

Today, ADI issued, through the London Stock Exchange Regulatory Information System, a report responding to the defence document issued by BAA on 25 May 2006 and questioning the valuation of BAA sustained in that defence document.

Attached as an Annex to this communiqué is the original report by ADI in English.

Madrid, 30 May 2006.

José María Pérez Tremps
Director and Secretary of GRUPO FERROVIAL, S.A.

FOR IMMEDIATE RELEASE 30 May 2006

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO CANADA

AIRPORT DEVELOPMENT AND INVESTMENT LIMITED ("ADI")

THE CHOICE FOR BAA SHAREHOLDERS

900 PENCE PER BAA SHARE IN CASH NOW

VS.

UNCERTAIN PROSPECTS AND SHARE PRICE

In its defence document of 25 May 2006 (the "BAA Document"), BAA aspires to persuade shareholders that it is worth 940 pence per BAA share or more. ADI believes that this is not credible, as BAA's valuation is based on a number of highly questionable assumptions. As set out below, there are many good reasons why BAA Shares traded around 637 pence per share in the month prior to ADI's interest becoming public* and recent evidence suggests the BAA share price would be likely to fall significantly from its current level if ADI's offer is unsuccessful.

1) BAA has consistently failed to deliver

- ***Underperformed key benchmarks:***
  - BAA has underperformed the FTSE Utilities, FTSE 100 and FTSE All Share indices, on a Total Shareholder Return basis, over the last 1, 3 and 10 years.
  - A shareholder who invested £100 in the FTSE Utilities index 10 years before the recent speculation about the possibility of an offer began for BAA would have had a holding worth £381 on 6 February 2006. A £100 investment in the FTSE 100 or FTSE All Share index over the same period would have grown to £210 or £217 respectively. In comparison, a shareholder who invested £100 in BAA over the same period would have had a holding worth only £184.

- ***Failed to convert RAB growth into comparable growth in shareholder value:***
    - Between 1999/00 and 2004/05, in a period of 64 per cent. growth in its average RAB, BAA has only created 12 per cent. in additional regulatory operating profits and only generated 28 per cent. in shareholder returns over this five year period.
- ***Failed to generate profits and returns up to the levels allowed by the regulator:***
    - BAA has significantly underperformed Civil Aviation Authority ("CAA") forecasts in both 2003/04 and 2004/05, thereby failing to generate the profits and returns that BAA was allowed.
    - Underperformance has occurred at Heathrow, Gatwick and Stansted in this period.
- ***Failed to reduce costs:***
    - BAA claims in the BAA Document that its "Delivering Excellence" programme is on track to realise annual benefits of £45m from 2008/09.
    - However, BAA has made no overall progress in reducing costs as a proportion of revenue over the last five years. Why believe that BAA will reduce them now?
    - Given its timing, even if the programme is successful, the benefits may be clawed back by the regulator in the next review rather than benefiting BAA shareholders.
- ***Failed to deliver its own UK passenger growth forecasts:***
    - BAA's business is subject to significant traffic risk.
    - BAA undershot its own and the CAA's forecasts for passenger levels in 2003/04, 2004/05 and 2005/06 for the three London airports as a whole.
    - Furthermore, BAA also revised down passenger growth forecasts on two occasions in 2005/06 in the UK.

- ***Failed to grow real retail revenue:***

    - BAA claims to lead the world in airport retailing, yet in real terms net retail income per passenger at its UK airports has declined over the last two years.

- ***Failed to deliver a value-enhancing balance sheet:***

    - BAA has announced in the BAA Document a proposed £750 million return of capital (69 pence per share) and an increased dividend, action that seems to have been taken only in response to ADI's offer.

    - Average year end gearing levels at BAA of 52 per cent. over the last six years have been significantly below current gearing levels at comparable UK utility companies.

    - BAA's proposed return of capital and increased dividends are too little, too late.

2) Under BAA's approach, future value is limited and uncertain

- ***The three London airports are heavily regulated and there is no hard evidence that today's regulatory burden will get any lighter:***

    - 80 per cent. of BAA's business is heavily regulated.

    - There is no hard evidence that the regulatory regime is likely to be loosened.

- ***The OFT's statement is just one example of future uncertainty:***

    - The OFT has recently announced that it is considering a review of the structure of the UK airports market.

- ***Airlines will not accept excessive investment and certainly will resist paying for it:***

    - Airlines have been vigorous in their opposition to the excessive cost of new projects.

    - Stansted is a perfect example of why growth in RAB may not be as large, may take longer and may not benefit shareholder value in the way BAA has suggested.

- The CAA is likely to heavily scrutinise all BAA's investment plans.

- ***Changes in the amount and delays to the timing of BAA's forecast RAB growth are almost inevitable:***
  - The UK planning system is complex and delays are inevitable.
  - Heathrow Terminal 5 will have taken 15 years to deliver.
  - The timing of other projects is also uncertain – for example, the second runway at Stansted has already been delayed from 2012 to 2015/16.

- ***BAA is exposed to significant construction risk on major projects:***
  - The Chairman of BAA acknowledged this with respect to Heathrow Terminal 5 on an investor conference call on 26 May 2006 when he said "the risks going into it were very, very real and very, very large".

- ***BAA is exposed to significant traffic risk due to external shocks:***
  - The CAA has noted that BAA faces more volume risk than UK water companies.
  - One-off events have consistently impacted BAA's business – September 11 attacks, Iraq war, SARS, July 7 bombings, industrial action and the Buncefield oil depot fire.

3) Shareholders should not believe BAA will create value from diversification:

- Regulated UK utilities have a poor record of diversifying.
- BAA's diversification attempts have resulted in the past in value destruction – for example, it bought World Duty Free Americas for £423 million, but sold it four years later for only £107 million.
- And now, with the acquisition of Budapest airport, BAA is again diversifying away from its core UK airports business.

4) BAA's questionable approach to valuation:

- In trying to persuade shareholders of its value, BAA has used a series of highly questionable assumptions, for example:

Budapest airport

- In the BAA Document, BAA justified the acquisition of Budapest airport at a purchase valuation of £1.35 billion by using an 8.0% p.a. (post-tax nominal) discount rate, a remarkably low rate in view of a threat at the time of re-nationalisation.

- BAA now claims that Budapest airport is worth £300 million (or 28p per share) more than it paid for it because it believes that a 7.25% p.a. (post-tax nominal) discount rate should apply – a reduction of 0.75% p.a.

- The discount rate that BAA is now using for valuing Budapest airport is similar to that used by the regulator in setting allowed returns for Heathrow, Gatwick and Stansted.

- In addition, the reduction in the discount rate to 7.25% p.a. has been made at a time of increasing volatility in emerging markets.

- BAA's revised valuation for Budapest airport of £1.65 billion represents a multiple of 35.5x 2005 EBITDA, some 2.3x the average multiple of comparable airport transactions – and BAA is also claiming that a control premium on top may be appropriate.

Valuation of regulated London airports

- BAA has focussed on RAB growth as a key determinant of future value and yet it has historically failed to translate its RAB growth into comparable growth in profits and shareholder returns.

- Furthermore, on top of this failure, in the BAA Document BAA uses a comparison with regulated water companies to justify its aspirational value, despite:

    - the regulator acknowledging that BAA is a riskier business than water businesses; and

    - the average take-out price (i.e. including a control premium) for recent regulated water companies being approximately 0.98x RAB.

- Applying this average take-out multiple, rather than the RAB multiple used by BAA in the BAA Document, would reduce BAA's valuation by 166 pence per share.

Dilutive effect of BAA's Convertible Bonds and share options

- In the BAA Document, BAA's aspirational value of 940 pence per share does not reflect the dilutive effect of its Convertible Bonds or share options.
- BAA acknowledges that the impact of the Convertible Bonds would be to reduce value by 28 pence per ordinary share. In addition, however, the Convertible Bonds would enjoy enhanced conversion rights in the event of a change of control of BAA. This has not been reflected in BAA's calculations.
- Furthermore, on a comparable basis, the impact of the exercise of BAA share options would be to reduce value by 12 pence per ordinary share.

5) In contrast, ADI's offer of 900 pence per share represents full and fair value:

- The average takeover premia for cash offers in the UK has been just under 34 per cent. for the last three years.
- ADI's offer represents a premium of 41 per cent. to BAA's one month average share price pre bid speculation.

ADI's cash offer of 900 pence per BAA share represents full value. There are many good reasons why BAA's average share price for the month prior to bid speculation was 637 pence per share. Recent evidence suggests that BAA's share price would be likely to fall significantly from its current level if ADI's offer is unsuccessful.

Attention is drawn to the press release dated today and issued by ADI setting out the terms of its increased offers for BAA.

**Based on the one month average BAA share price prior to 6 February 2006, being the day before speculation began about the possibility of an offer for BAA.*

Enquiries:

Citigroup

David Wormsley + 44 20 7986 7692
Philip Robert-Tissot + 44 20 7986 7519
David James (Corporate Broking) + 44 20 7986 0732
Simon Alexander (Corporate Broking) +44 20 7986 0963

Citigate

Ginny Pulbrook + 44 20 7282 2945

Grupo Albion

Alex Moore + 34 91 531 2388
Citigroup Global Markets Limited is acting for the Offeror, Ferrovial Infra, CDP and GIC SI Investor and no one else in connection with the Increased Offers and matters described in this announcement, and will not be responsible to anyone other than the Offeror, Ferrovial Infra, CDP and GIC SI Investor for providing the protections afforded to clients of Citigroup Global Markets Limited or for providing advice in relation to the Increased Offers and matters described in this announcement.

Macquarie Bank Limited is acting for the Offeror and no one else in connection with the Increased Offers and matters described in this announcement, and will not be responsible to anyone other than the Offeror for providing the protections afforded to clients of Macquarie Bank Limited or for providing advice in relation to the Increased Offers and matters described in this announcement.

HSBC Bank plc is acting for CDP and no one else in connection with the Increased Offers and matters described in this announcement, and will not be responsible to anyone other than CDP for providing the protections afforded to clients of HSBC Bank plc or for providing advice in relation to the Increased Offers and matters described in this announcement.

This announcement does not constitute or form part of any offer or invitation to sell or purchase any securities or solicitation of an offer to buy any securities pursuant to the Increased Offers or otherwise. The Increased Offers will be made solely by the Revised Offer Documentation, when issued, which will contain the full terms and conditions of the Increased Offers, including details of how the Increased Offers may be accepted.

Unless otherwise determined by the Offeror, the Increased Offers are not being, and will not be, made, directly or indirectly, in or into or by the use of the mails of, or by any other means (including, without limitation, electronic mail, facsimile transmission, telex, telephone, internet or other forms of electronic communication) of interstate or foreign commerce of, or any facility of a national securities exchange of Canada or any jurisdiction where to do so would violate the laws of that jurisdiction and will not be capable of acceptance by any such use, means or facility or from within Canada or any such jurisdiction. Accordingly, unless otherwise determined by the Offeror, copies of this announcement are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or from Canada or any such jurisdiction and persons receiving this announcement (including, without limitation, custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from such jurisdiction, as doing so may invalidate any purported acceptance of the Increased Offers. Any person

(including, without limitation, any custodian, nominee and trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or the Revised Offer Documentation and/or any other related document to any jurisdiction outside the United Kingdom and the United States should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

The Loan Notes that may be issued pursuant to the Loan Note Alternative will not be transferable and will not be listed on any stock exchange and, unless otherwise determined by the Offeror, have not been, and will not be, registered under the US Securities Act or under the securities laws of any jurisdiction of the United States nor have the relevant clearances been, nor will they be, nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be offered in compliance with applicable securities laws of Australia, Canada or Japan (or any province or territory thereof, if applicable) or any other jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction. Accordingly, unless otherwise determined by the Offeror and the relevant clearances are obtained or steps are taken, the Loan Notes may not be offered, sold, resold or delivered, directly or indirectly, in, into or from the United States (or to US Persons, as defined in Rule 902 of Regulation S under the US Securities Act), Australia, Canada or Japan (or to any residents thereof) or any other jurisdiction (or to residents in that jurisdiction) if to do so would constitute a violation of the relevant laws in such jurisdiction. Neither the US Securities and Exchange Commission ("the SEC") nor any US state securities commission has approved or disapproved of the Loan Notes, or determined if this announcement is accurate or complete. Any representation to the contrary is a criminal offence.

An offer for BAA Shares and offers for BAA Convertible Bonds would be for the securities of a corporation organised under the laws of England and would be subject to the procedure and disclosure requirements of England, which are different from those of the United States. The financial information included in the Original and Revised Offer Documentation has not been, and will not be, prepared in accordance with generally accepted accounting principles in the United States ("US GAAP") and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with US GAAP. Also, the settlement procedure with respect to the offers will be consistent with UK practice, which differs from US domestic tender offer procedures in certain material respects, particularly with regard to date of payment.

It may be difficult for US holders of BAA securities to enforce their rights and any claim arising out of the US federal securities laws, since the Offeror and the

Consortium (and their respective members) and BAA are located outside of the United States, and some or all of their officers and directors may be resident outside of the United States. US holders of BAA securities may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws. Further, it may be difficult to compel a foreign company and its affiliates to subject themselves to a US court's judgment.

To the extent permitted by applicable law, in accordance with normal UK practice and pursuant to exemptive relief granted by the Staff of the Division of Market Regulation of the SEC from Rule 14e-5 of the US Exchange Act, the Offeror and its members or their respective nominees, or brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, BAA securities other than pursuant to any such offer, such as in open market or privately negotiated purchases outside the United States during the period in which the offer remains open for acceptance. In accordance with the requirements of Rule 14e-5 and exemptive relief granted by the SEC, such purchases, or arrangements to purchase, must comply with English law, the City Code and the Listing Rules. In addition, in accordance with Rule 14e-5(b) of the US Exchange Act, Citigroup Global Markets Limited and HSBC Bank plc will continue to act as exempt market makers in BAA securities on the London Stock Exchange. HSBC Financial Products (France) SNC has been granted ad hoc Exempt Principal Trader status in relation to BAA. Any information about such purchases will be disclosed as required in the UK and will be available from the Regulatory News Service on the London Stock Exchange website, www.londonstockexchange.com. This information will also be publicly disclosed in the United States to the extent that such information is made public in the United Kingdom.

This announcement may contain various "forward-looking statements" within the meaning of section 27A of the US Securities Act and section 21E of the US Exchange Act relating to the Increased Offers, the Offeror, the Consortium or the BAA Group that are subject to risks and uncertainties, including those pertaining to the anticipated benefits to be realised from the proposed acquisition of BAA. Information in this announcement relating to the BAA Group has been compiled from public sources. The statements can be identified by the use of forward-looking terminology, such as "believe", "expects", "prospect", "estimated", "should", "may" or the negative thereof, or other variations thereof, or comparable terminology indicating the Offeror's and/or the Consortium's expectations or beliefs concerning future events. The Offeror cautions that such statements are qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements. Other factors could also cause actual results to differ materially from expected results

included in the statements. These factors include changes in regulatory environment, foreign political, economic and currency risks associated with the integration of recently acquired companies.

Definitions

Convertible Bonds	Means the issued and outstanding 2.94 per cent. convertible bonds due 2008 and the 2.625 per cent. convertible bonds due 2009, in each case issued by BAA
RAB	Means the regulatory asset base, being the asset base of the London airports defined and valued by the CAA for the purposes of setting airport charges under section 40 of the Airports Act 1986

Sources and Bases
BAA share price prior to ADI approach:

The statement that BAA shares traded consistently around 637 pence per share prior to ADI's offer becoming public is substantiated by averaging daily closing BAA share prices between 7 January 2006 and 6 February 2006, sourced from Datastream. The average BAA share price over this one month period was 637 pence.

As set out below, there are many good reasons to suggest that that BAA's share price is likely to fall if ADI's offer is unsuccessful. This is supported by recent evidence, when BAA's share price fell 6% on the 25 May 2006, the day that the OFT announced that it was considering an investigation of the UK airports market. BAA's share prices of 834p on 24 May 2006 and 787.5p on 25 May 2006 are sourced from Datastream. The percentage fall of 5.6% over this period is calculated by dividing 787.5 by 834.0, multiplying by 100 and subtracting 1.

1) BAA has consistently failed to deliver

- ***Underperformed key benchmarks***

The statement that BAA has underperformed the FTSE Utilities, FTSE 100 and FTSE All Share indices, on a Total Shareholder Return ("TSR") basis, over the last 1, 3 and 10 years is substantiated by the following.
The ten year total shareholder return percentages for the FTSE Utilities, FTSE 100, FTSE All Share indices and BAA are calculated using the Datastream return index ("RI") over the period from 7 February 1996 to 6 February 2006, being the last business day prior to speculation about a possible offer for BAA.

Total shareholder return is the theoretical growth in value of a shareholding over a specified period, assuming that dividends are reinvested to purchase additional units of an equity at the closing price applicable on the ex-dividend date. FTSE Utilities' total shareholder return of 281 per cent. is calculated as 3585.0, being FTSE Utilities' RI on 6 February 2006 divided by 940.5, being FTSE Utilities' RI on the 7 February 1996, subtracting 1 and multiplying by 100 (in order to express solely the increase as a percentage). FTSE 100's total shareholder return of 110 per cent. is calculated as 3,137.3, being FTSE 100's RI on 6 February 2006 divided by 1,492.7, being FTSE 100's RI on the 7 February 1996, subtracting 1 and multiplying by 100 (in order to express solely the increase as a percentage). FTSE All Share's total shareholder return of 117 per cent. is calculated as 3,308.9, being FTSE All Share's RI on 6 February 2006 divided by 1,526.1, being FTSE All Share's RI on the 7 February 1996, subtracting 1 and multiplying by 100 (in order to express solely the increase as a percentage). BAA's total shareholder return of 84 per cent. is calculated as 963.3, being BAA's RI on 6 February 2006 divided by 523.4, being BAA's RI on the 7 February 1996, subtracting 1 and multiplying by 100 (in order to express solely the increase as a percentage).

Hence, as stated, a shareholder who invested £100 in the FTSE Utilities on 6 February 1996 would have had a holding worth £381 on 6 February 2006. This is calculated by multiplying £100 by 2.81, the percentage increase over the period, and then adding the initial £100 investment. Similarly, a shareholder who invested £100 in the FTSE 100 over the same period would have a holding worth £210. This is calculated by multiplying £100 by 1.10, the percentage increase over the period, and then adding the initial £100 investment. Likewise a shareholder who invested £100 in both the FTSE All Share and BAA on 6 February 1996 would have holdings worth £217 and £184 respectively on 6 February 2006.

The three year total shareholder return percentages for the FTSE Utilities, FTSE 100, FTSE All Share indices and BAA are calculated using the Datastream return index ("RI") over the period from 7 February 2003 to 6 February 2006, being the last business day prior to speculation about a possible offer for BAA. FTSE Utilities' total shareholder return of 106 per cent. is calculated as 3,585.0, being FTSE Utilities' RI on 6 February 2006 divided by 1,742.8, being FTSE Utilities' RI on the 7 February 2003, subtracting 1 and multiplying by 100 (in order to express solely the increase as a percentage). FTSE 100's total shareholder return of 78 per cent. is calculated as 3,137.3, being FTSE 100's RI on 6 February 2006 divided by 1,761.4, being FTSE 100's RI on the 7 February 2003, subtracting 1 and multiplying by 100 (in order to express solely the increase as a percentage). FTSE All Share's total shareholder return of 87 per cent. is calculated as 3,308.9, being FTSE All Share's RI on 6 February 2006 divided by 1,767.5, being FTSE All Share's RI

on the 7 February 2003, subtracting 1 and multiplying by 100 (in order to express solely the increase as a percentage). BAA's total shareholder return of 63 per cent. is calculated as 963.3, being BAA's RI on 6 February 2006 divided by 592.1, being BAA's RI on the 7 February 2003, subtracting 1 and multiplying by 100 (in order to express solely the increase as a percentage).

The year total shareholder return percentages for the FTSE Utilities, FTSE 100, FTSE All Share indices and BAA are calculated using the Datastream return index ("RI") over the period from 7 February 2005 to 6 February 2006, being the last business day prior to speculation about a possible offer for BAA. FTSE Utilities' total shareholder return of 31 per cent. is calculated as 3,585.0, being FTSE Utilities' RI on 6 February 2006 divided by 2,745.1, being FTSE Utilities' RI on the 7 February 2002, subtracting 1 and multiplying by 100 (in order to express solely the increase as a percentage). FTSE 100's total shareholder return of 20 per cent. is calculated as 3,137.3, being FTSE 100's RI on 6 February 2006 divided by 2,615.7, being FTSE 100's RI on the 7 February 2005, subtracting 1 and multiplying by 100 (in order to express solely the increase as a percentage). FTSE All Share's total shareholder return of 21 per cent. is calculated as 3,308.9, being FTSE All Share's RI on 6 February 2006 divided by 2,727.2, being FTSE All Share's RI on the 7 February 2005, subtracting 1 and multiplying by 100 (in order to express solely the increase as a percentage). BAA's total shareholder return of 8 per cent. is calculated as 963.3, being BAA's RI on 6 February 2006 divided by 892.2, being BAA's RI on the 7 February 2005, subtracting 1 and multiplying by 100 (in order to express solely the increase as a percentage).

- ***Failed to convert RAB growth into comparable growth in shareholder value***

The growth in average RAB, average regulatory operating profit and average TSR between the financial years ended March 2000 and March 2005 are 63.9 per cent., 11.7 per cent. and 28.1 per cent. respectively. The March 2005 financial year has been selected as the end year due to the fact that BAA's regulatory accounts for the financial year ended 31 March 2006 are not publicly available. For the financial year ended March 2000, the average RAB (£4,922.9m), defined as summation of opening and closing RAB, divided by 2, and regulatory operating profit (£463.8m) figures have been sourced from page 307 Table 10.3 "BAA plc: a report on the economic regulation of the London airports companies (Heathrow Airport Ltd, Gatwick Airport Ltd and Stansted Airport Ltd)" by the Competition Commission dated November 2001.

For the financial year ended 31 March 2005, the average RAB (£8,070.7m) and regulatory operating profit (£518.2m) figures have been sourced from BAA's regulatory accounts for the financial year for Heathrow Airport Limited, Gatwick Airport Limited and Stansted Airport Limited. The figures used are the summation of:

(i) For Heathrow Airport Limited, £5,866.5m for average RAB (summation of opening RAB of £5,405.5m and closing RAB of £6,327.5m, then divided by 2) and £393.2m for regulatory operating profit;
(ii) For Gatwick Airport Limited, £1,336.3m for average RAB (summation of opening RAB of £1,308.5m and closing RAB of £1,364.1m, then divided by 2) and £83.2m for regulatory operating profit; and
(iii) For Stansted Airport Limited, £867.9m for average RAB (summation of opening RAB of £873.7m and closing RAB of £862.0m, then divided by 2) and £41.8m for regulatory operating profit.
The growth in average RAB between financial years ended March 2000 and March 2005 of 63.9 per cent. is derived from the division of £8,070.7m by £4,922.9m, subtracting 1 and multiplying by 100 (in order to express solely the increase as a percentage).
The growth in regulatory operating profit between financial years ended March 2000 and March 2005 of 11.7 per cent. is derived from the division of £518.2m by £463.8m, subtracting 1 and multiplying by 100 (in order to express solely the increase as a percentage).
The average RI values for the financial years ended March 2000 (634.1) and March 2005 (812.1) have been calculated as a summation of the daily closing RI values (excluding Saturdays and Sundays), sourced from Datastream for each financial year, divided by the number of observations in each financial year. The growth in average RI value of 28.1 per cent. is derived from the division of 812.1 by 634.1, subtracting 1 and multiplying by 100 (in order to express solely the increase as a percentage).

- ***Failed to generate profits and returns up to the levels allowed by the regulator***

BAA has significantly underperformed the forecast return on the regulatory asset base (RAB) in the current quinquennium. The outperformance/underperformance of the return on the RAB (or equivalent) in each financial year is calculated as the difference between actual returns and projected returns. The actual/projected (as appropriate) return on RAB (or equivalent) is defined as the actual/projected regulatory operating profit (as defined by the regulator, the Civil Aviation Authority (CAA)) divided by the actual/projected average RAB and multiplied by 100 (in order to express solely the return as a percentage) for each financial year.
The figures for BAA's actual and CAA's projected return on RAB figures for the financial years ended March 2004 and March 2005 are sourced from BAA's regulatory accounts for Heathrow Airport Limited (HAL), Gatwick Airport Limited (GAL) and Stansted Airport Limited (SAL) for each of the financial years.
For the financial year ended March 2004, BAA's actual return on weighted average basic RAB of 6.6 per cent. is derived from the summation of actual regulatory operating profits of £358.0m, £71.7m and £34.7m divided by the

summation of actual weighted average basic RAB of £4,848.7m, £1,262.0m and £868.6m for HAL, GAL and SAL respectively, and multiplying by 100 (in order to express solely the return as a percentage).

For the financial year ended March 2004, the CAA's projected return on weighted average basic RAB of 7.5 per cent. is derived from the summation of projected regulatory operating profits of £381.1m, £78.0m and £54.7m divided by the summation of projected weighted average basic RAB of £4,705.8m, £1,239.8m and £876.0m for HAL, GAL and SAL respectively, and multiplying by 100 (in order to express solely the return as a percentage).

The underperformance for the financial year ended March 2004 of 0.9 per cent. is the difference between BAA's actual return on weighted average basic RAB of 6.6 per cent. and the CAA's projected return on weighted average basic RAB of 7.5 per cent.

For the financial year ended March 2005, BAA's actual return on weighted average basic RAB of 6.4 per cent. is derived from the summation of actual regulatory operating profits of £393.2m, £83.4m and £41.8m divided by the summation of actual weighted average basic RAB of £5,857.9m, £1,335.8m and £868.0m for HAL, GAL and SAL respectively, and multiplying by 100 (in order to express solely the return as a percentage).

For the financial year ended March 2005, CAA's projected return on weighted average basic RAB of 7.3 per cent. is derived from the summation of projected regulatory operating profits of £409.1m, £94.2m and £67.0m divided by the summation of projected weighted average basic RAB of £5,552.0m, £1,295.9m and £924.1m for HAL, GAL and SAL respectively, and multiplying by 100 (in order to express solely the return as a percentage).

The underperformance for financial year ended March 2005 of 0.9 per cent. is the difference between BAA's actual return on weighted average basic RAB of 6.4 per cent. and CAA's projected return on weighted average basic RAB of 7.3 per cent. Any differences between numbers calculated from reports and RAB percentages in report are due to rounding.

BAA has significantly underperformed CAA forecasts in both 2003/04 and 2004/05, thereby failing to generate profits and returns that BAA was allowed. This underperformance has occurred at all 3 London airports over this period and is substantiated by the following:

The net differences between CAA forecasted returns on weighted average basic RAB and actual returns on weighted average basic RAB for Heathrow, Gatwick and Stansted airports for 2004 and 2005.

The CAA forecasted a return on weighted average basic RAB for Heathrow of 8.1 per cent. for the year ended 31 March 2004. Actual return on weighted average basic RAB for Heathrow for the year ended 31 March 2004 was 7.4 per cent. The difference of -0.7 per cent. between the forecasted and actual figure is calculated by subtracting 8.1 per cent. from 7.4 per cent.

The CAA forecasted a return on weighted average basic RAB for Heathrow of 7.4 per cent. for the year ended 31 March 2005. Actual return on weighted average basic RAB for Heathrow for the year ended 31 March 2005 was 6.7 per cent. The difference of -0.7 per cent. between the forecasted and actual figure is calculated by subtracting 7.4 per cent. from 6.7 per cent.

These figures are extracted from the Heathrow Airport Limited Regulatory Accounts Performance Reports for the year ended 31 March 2004 and the year ended 31 March 2005.

The CAA forecasted a return on weighted average basic RAB for Gatwick of 6.3 per cent. for the year ended 31 March 2004. Actual return on weighted average basic RAB for Gatwick for the year ended 31 March 2004 was 5.7 per cent. The difference of -0.6 per cent. between the forecasted and actual figure is calculated by subtracting 6.3 per cent. from 5.7 per cent.

The CAA forecasted a return on weighted average basic RAB for Gatwick of 7.3 per cent. for the year ended 31 March 2005. Actual return on weighted average basic RAB for Gatwick for the year ended 31 March 2005 was 6.2 per cent. The difference of -1.1 per cent. between the forecasted and actual figure is calculated by subtracting 7.3 per cent. from 6.2 per cent.
These figures are extracted from the Gatwick Airport Limited Regulatory Accounts Performance Reports for the year ended 31 March 2004 and the year ended 31 March 2005.

The CAA forecasted a return on weighted average basic RAB for Stansted of 6.2 per cent. for the year ended 31 March 2004. Actual return on weighted average basic RAB for Stansted for the year ended 31 March 2004 was 4.0 per cent. The difference of -2.2 per cent. between the forecasted and actual figure is calculated by subtracting 6.2 per cent. from 4.0 per cent.

The CAA forecasted a return on weighted average basic RAB for Stansted of 7.3 per cent. for the year ended 31 March 2005. Actual return on weighted average basic RAB for Stansted for the year ended 31 March 2005 was 4.8 per cent. The difference of -2.5 per cent. between the forecasted and actual figure is calculated by subtracting 7.3 per cent. from 4.8 per cent.

These figures are extracted from the Stansted Airport Limited Regulatory Accounts Performance Reports for the year ended 31 March 2004 and the year ended 31 March 2005.

- ***Failed to reduce costs***

The statement BAA has made no overall progress in reducing costs as a proportion of revenue over the last five years is based upon the fact that BAA's operating costs (excluding depreciation and amortisation) as a percentage of Group revenue have not fallen overall over the financial years ended March 2002 to March 2006.

Group revenue for the year ended 31 March 2002 was £1,987 million. Operating costs, excluding depreciation and amortisation, from continuing operations totalled £1,068 million. This is calculated by subtracting depreciation of £247 million, and amortisation of £2 million, from total continuing operations costs of £1,317 million. By dividing £1,068m by £1,987m, and multiplying by 100, we calculate that costs excluding depreciation and amortisation from continuing operations are equal to 53.7 per cent. of revenue for year ended March 2002. The figures used are sourced from pages 41 and 50 of BAA's Annual Report 2001/02.

Group revenue for the year ended 31 March 2006 was £2,275 million. Operating costs, excluding depreciation and amortisation, from continuing operations totalled £1,223 million. This is calculated by subtracting depreciation and amortisation of £299 million, from total continuing operations costs (excluding capitalised costs) of £1,522 million. By dividing £1,223m by £2,275m, and multiplying by 100, we calculate that costs excluding depreciation and amortization from continuing operations are equal to 53.8 per cent. of revenue. The figures used are sourced from pages 19 and 25 of BAA's Preliminary results 2005/06.

Consequently, this demonstrates that BAA has made no real progress in reducing costs as a percentage of revenue over the 2001/02 – 2005/06 financial years.

- ***Failed to deliver its own UK passenger growth forecasts***

BAA failed to meet the CAA's passengers forecasts for the regulated London airports as a whole for the years ended 31 March 2004, 31 March 2005 and 31 March 2006.

Terminal passenger levels for the three regulated London airports for the years ended 31 March 2004, 31 March 2005 and 31 March 2006 were 1.8 per cent., 1.0 per cent. and 3.0 per cent. below CAA forecasts.

2004 total terminal passengers of 113.7 million for the three London airports is calculated by summing Heathrow terminal passengers of 64.3 million, Gatwick terminal passengers of 30.1 million, and Stansted terminal passengers of 19.4 million. These figures are sourced from the Heathrow Airport Limited regulatory accounts for the year ended 31 March 2004, the Gatwick Airport Limited regulatory accounts for the year ended 31 March 2004, and the Stansted Airport Limited regulatory accounts for the year ended 31 March 2004.

Similarly, the CAA forecasted 2004 total terminal passengers of 115.8 million for the three London airports. This is calculated by summing forecasted Heathrow terminal passengers of 67.1 million, forecasted Gatwick terminal passengers of 31.2 million, and forecasted Stansted terminal passengers of 17.5 million. These figures are also sourced from the regulatory accounts as detailed above.
By dividing actual total terminal passengers of 113.7 million by the CAA forecasted total terminal passengers of 115.8 million, subtracting 1 and multiplying by 100, we calculate that actual total terminal passengers in 2004 was 1.8 per cent. lower than the CAA forecasted.
2005 total terminal passengers of 120.8 million for the three London airports is calculated by summing Heathrow terminal passengers of 67.7 million, Gatwick terminal passengers of 32.0 million, and Stansted terminal passengers of 21.2 million. These figures are sourced from the Heathrow Airport Limited regulatory accounts for the year ended 31 March 2005, the Gatwick Airport Limited regulatory accounts for the year ended 31 March 2005, and the Stansted Airport Limited regulatory accounts for the year ended 31 March 2005.
Similarly, the CAA forecasted 2005 total terminal passengers of 122.1 million passengers for the three London airports. This is calculated by summing forecasted Heathrow terminal passengers of 69.0 million, forecasted Gatwick terminal passengers of 33.8 million, and forecasted Stansted terminal passengers of 19.3 million. These figures are also sourced from the regulatory accounts as detailed above.
By dividing actual total terminal passengers of 120.8 million by the CAA forecasted total terminal passengers of 122.1 million, subtracting 1 and multiplying by 100, we calculate that actual total terminal passengers in 2005 was 1.0 per cent. lower than the CAA forecasted.
2006 total terminal passengers of 122.4 million for the three London airports is calculated by summing Heathrow terminal passengers of 67.4 million, Gatwick terminal passengers of 32.8 million, and Stansted terminal passengers of 22.2 million. These figures are sourced from page 38 of the BAA Annual Report 2005/06.
Similarly, the CAA forecasted 2006 total terminal passengers of 126.2 million passengers for the three London airports. This is calculated by summing forecasted Heathrow terminal passengers of 69.9 million, forecasted Gatwick terminal passengers of 36.0 million, and forecasted Stansted terminal passengers of 20.3 million. These figures are sourced from "BAA plc: a report on the economic regulation of the London airports companies (Heathrow Airport Ltd, Gatwick Airport Ltd and Stansted Airport Ltd)" by the Competition Commission dated November 2001 (page 307 Table 10.3).
By dividing actual total terminal passengers of 122.4 million by the CAA forecasted total terminal passengers of 126.2 million, subtracting 1 and

multiplying by 100, we calculate that actual total terminal passengers in 2006 was 3.0 per cent. lower than the CAA forecasted.

BAA failed to meet its own passenger forecasts for the regulated London airports for the financial years ended March 2004, March 2005 and March 2006. The forecast number of passengers for the regulated London airports for the financial year ended March 2004 was 114.3m, sourced from Page 35 of the annual report for the financial year ended March 2003. The actual number of passengers for the regulated London airports for the financial year ended March 2004 was 113.8m, being the summation of 64.3m passengers at Heathrow, 30.1m passengers at Gatwick and 19.4m passengers at Stansted - these figures are sourced from Page 3 of the annual report for the financial year ended March 2004. Actual number of passengers was -0.4 per cent. below forecast, derived from the actual passengers of 113.8m divided by the forecast number of passengers of 114.3m, less one and multiplied by 100 (to express solely the underperformance as a percentage).

The forecast number of passengers for the regulated London airports for the financial year ended March 2005 was 121.5m, sourced from Page 37 of the annual report for the financial year ended March 2004. The actual number of passengers for the regulated London airports for the financial year ended March 2005 was 120.9m, sourced from BAA's press release dated 28 April 2005. Actual number of passengers was -0.5 per cent. below forecast, derived from the actual passengers of 120.9m divided by the forecast number of passengers of 121.5m, less one and multiplied by 100 (to express solely the underperformance as a percentage).

The forecast number of passengers for the regulated London airports for the financial year ended March 2006 was 125.1m, sourced from BAA's press release dated 28 April 2005. The actual number of passengers for the regulated London airports for the financial year ended March 2006 was 122.4m, being the summation of 67.4m passengers at Heathrow, 32.8m passengers at Gatwick and 22.2m passengers at Stansted - these figures are sourced from Page 38 of the annual report for the financial year ended March 2006. Actual number of passengers was -2.2 per cent. below forecast, derived from the actual passengers of 122.4m divided by the forecast number of passengers of 125.1m, less one and multiplied by 100 (to express solely the underperformance as a percentage).

The statements that BAA has revised down passenger growth forecasts on two occasions in 2005/06 in the UK and that BAA also undershot the CAA forecasts for UK passenger levels in 2003/04 and 2004/05 are substantiated by the following:

BAA's Half-year Trading Update, dated 20 September 2005, forecasted passenger growth of 3.0 per cent. for the year ended March 2006:

"In the five months to the end of August, BAA's seven UK airports handled a total of 66 million passengers, up 2.6% on the prior year. Traffic growth of around 3% is forecast for the full year."

BAA maintained its 3 per cent. UK traffic growth forecast for the full year to March 2006 in its Interim Results 2005/06, published 1 November 2005:

Mike Clasper, Chief Executive Officer of BAA commented:

"Our clear strategic focus, supported by skilful innovation, has once again demonstrated its value in today's results. We have turned a traffic increase of 2.5% into an underlying 6.4% increase in revenue and a 9.6% rise in operating profit. We have delivered this performance despite a slowing UK economy and the impact of this summer's London bombings and the Gate Gourmet dispute. These results demonstrate the strength of our business, our assets and our management."

"We remain confident of delivering a good retail performance, maintaining tight control of costs and, as announced on September 2005, we anticipate around 3% traffic growth for our UK airports this year."

BAA forecasted UK passenger growth of 2.5 per cent. for the financial year to the end of March 2006 in its December traffic figures press release dated 11 January 2006:

"For the financial year to date, traffic at BAA's seven UK airports is running 2.4 per cent. higher than in the same period of the previous year. BAA now expects the total for the full financial year to the end of March to be around 2.5 per cent., rather than the approximately 3 per cent. estimated at the time of the company's interim results on November 1."

BAA forecasted passenger growth of just over 2.0 per cent. for the financial year to the end of March 2006 in its Full-Year Trading Update released 28 March 2006:

"*In the eleven months to 28 February, BAA's nine airports handled a total of 145.1 million passengers, up 3.1% on the prior year, including 133.2 million for the seven UK airports. Allowing for the later Easter holiday this year, the current trend indicates growth for the UK airports of just over 2% for the full year."*

BAA reported passenger traffic growth of 2.0 per cent. for the year ended March 2006 in its preliminary results published 16 May 2006:

"UK airports' passenger traffic up 2.0% to 144.6 million (2004/05: 141.7 million) and Naples broadly flat at 4.6 million passengers for the year. Budapest Airport passenger grew 9% to 1.6 million for the first three months of ownership."

- ***Failed to grow real retail revenue***

The statement that BAA claims to lead the world in airport retailing is extracted from BAA's 2004/05 Annual Report:

"Understanding the demands of passengers, retailers, brands and space at our different airports is vital to our success. This knowledge, combined with our 'value' proposition and strong entrepreneurial drive, has allowed BAA to lead the world in airport retailing, as our results once again demonstrate."

The following calculations illustrate that in real terms, net retail revenue per passenger has declined over the last two years:
Net retail income per passenger in real terms has declined 2.6 per cent. at BAA's London airports between financial years ended March 2004 and March 2006. Net retail revenue per passenger for the financial year ended March 2006 has been adjusted for the effects of inflation to achieve comparability in real terms. These figures are sourced from page 8 of the BAA Document. To express net retail income per passenger for the year ended 31 March 2006 in average prices for the year ended 31 March 2004, the nominal net retail income per passenger of £4.31 is multiplied by the average Retail Price Index (RPI) of 182.5 in the year ended 31 March 2004 and divided by the average RPI of 193.1 for the year ended 31 March 2006 year, which gives a real net retail income per passenger of £4.07. The RPI data is sourced from the Office for National Statistics.
The percentage fall of 2.6 per cent. in real retail income from March 2004 to March 2006 is calculated by dividing real actual net retail income per passenger in 2006 by real actual net retail income per passenger in 2004, subtracting 1 and multiplying by 100.

- ***Failed to deliver a value-enhancing balance sheet***

The statement that BAA has announced a proposed £750m return of capital and an increased dividend is extracted from page 3 of the BAA Document:
"We are proposing to raise the dividend per share for the coming financial year (2006/07) by 40%, with a further increase of 7% in the following year. Subject to the outcome of the current CAA review (for the period 2008–13), the Board also intends to pursue a progressive dividend policy beyond 2008, showing growth in real terms. Conditional upon shareholder approval and the Ferrovial Consortium's or any other offer lapsing, we will also return £750 million of capital to shareholders through a tender offer."

The statement that the return of capital is equivalent to 69 pence per share is calculated dividing £750m, being the return of capital extracted from page 3 of the BAA Document by 1,081m, being the number of shares outstanding. This is extracted from page 36 of the BAA Document.

The statement that the average historic year end gearing levels at BAA of 52 per cent. over the last six years is sourced from page 17 of BAA's Document

and is calculated by summing the gearing ratios from 2001 to 2006 and dividing by six.

The statement that BAA's gearing has been significantly below current gearing levels at comparable UK utility companies is based upon the following calculations:

- Pennon Group's net debt to net assets of 171 per cent. is calculated by dividing £1,198.8m, being the net debt at 30 September 2005 by £701.6m, being the net assets at 30 September 2005, and multiplying by 100. Pennon Group's net debt was extracted from page 20 of the Interim results for the half year ended 30 September 2005, with Pennon Group's net assets extracted from page 14 of the Interim results for the half year ended 30 September 2005.

- United Utilities net debt to net assets of 168 per cent. is calculated by dividing £4,106.0m, being the net debt at 30 September 2005 by £2,441.0m, being the net assets at 30 September 2005, and multiplying by 100. United Utilities net debt was extracted from page 6 of Interim results for the six months ended 30 September 2005, with United Utilities net assets extracted from page 13 of Interim results for the six months ended 30 September 2005.

- Severn Trent's net debt to net assets of 166 per cent. is calculated by dividing £3,017.0m, being the net debt at 30 September 2005 by £1,821.7m, being the net assets at 30 September 2005, and multiplying by 100. Severn Trent's net debt was extracted from page 8 of the Interim results for the six months to 30 September 2005, with Severn Trent's net assets extracted from page 12 of the Interim results for the six months to 30 September 2005.

- Kelda's net debt to net assets of 134 per cent. is calculated by dividing £1,954.0m, being the net debt at 31 March 2006 by £1,457.0m, being the net assets at 31 March 2006, and multiplying by 100. Kelda's net debt and net assets are both extracted from Kelda's preliminary results for the year ended 31 March 2006.

- Scottish and Southern Energy net debt to net assets of 105 per cent. is calculated by dividing £1,989.5m, being the net debt at 30 September 2005 by £1,888.9m, being the net assets at 30 September 2005, and multiplying by 100. Scottish and Southern Energy's net debt was extracted from page 10 of the Interim results for the six months to 30 September 2005, with Scottish and Southern Energy's net assets extracted from page 16 of the Interim results for the six months to 30

September 2005.

2) Under BAA's approach, future value is limited and uncertain

- ***The three London airports are heavily regulated and there is no hard evidence that today's regulatory burden will get any lighter***

The statement that 80 per cent. of BAA's business is regulated is extracted from page 4 of the BAA Document:

"BAA's three London airports, Heathrow, Gatwick and Stansted, represent around 80% of our profits."

The statement that there is no hard evidence that the regulatory regime is likely to loosen is based upon statements by the CAA, sourced from the 'Airports Review – policy update', published 15 May 2006:

"Accordingly, at this early stage, when these and other factors have still to be reviewed and considered, there can be no certainty that the CAA will maintain allowed returns at the existing level of 7.75% per annum. All parties need to be conscious of the possibility that, even where the CAA allows for different returns at different airports, the resulting overall cost of capital allowance could be lower in Q5 than in Q4."

"In summary, while the airports price control review is still in its early stages, there is scope for the CAA to introduce new (and/or strengthen existing) regulatory conditions in order to protect users from higher prices than would otherwise obtain or from unjustified deferral of capital expenditure."

- ***The OFT's statement is just one example of future uncertainty***

On 25 May 2006, the OFT announced that it is considering a review of the structure of the UK airports market:

"Competition in air transport is an extremely important part of the UK economy, with a significant impact on UK consumers and business alike. For these and other reasons, we have decided to look more closely at how the airport markets work with the aim of establishing whether the current market structure delivers best value for air travellers."

- ***Airlines will not accept excessive investment and certainly will resist paying for it***

The statement that airlines have been vigorous in their opposition to the excessive cost of the second runway at Stansted is based upon statements made by Ryanair and easyJet.
Ryanair released several press releases in response to the proposed runway at Stansted, with the following statements sourced from the Ryanair website, www.ryanair.com.

News release, 18 May 2005

"Only 24 hours after reporting a profit jump of 19% to £637m, BAA has dropped a bombshell on the UK airline industry by announcing a further raid on its customers – charges at Stansted Airport will increase by almost 300% and passengers at Heathrow and Gatwick will be expected to chip-in up to £1 per passenger to pay for it."

David O'Brien Ryanair's director of Operations said:

"The proposals by the BAA airport monopoly to blow £4bn on a second runway which even they confirm should cost only £200m is just the latest example of the gold-plating rip-off of consumers practiced by the BAA airport monopoly. Ordinary passengers should not be forced to pay higher air fares just to finance another BAA Taj Mahal. Ryanair will continue to fight – with easyJet – for lower cost airports and lower fares."

Ed Winter, easyJet's Chief Operating Officer and Chairman of the Stansted Airport Consultative Committee, said:

"BAA has today announced the Great Consumer Rip-Off and it should send a shiver down the spine of every airline passenger in the UK. It is planning to build a folly on the grandest scale that is unnecessary and unwanted. Before sensible low airport charges attracted the likes of easyJet to Stansted, it was little more than a white elephant in an Essex field with a single runway; BAA seems determined to make it a white elephant in an Essex field with two runways."

News release, 9 December 2005

"The unveiling of this gold plated folly by BAA, with no supporting business plan, is testament to the failure of the current regulatory regime to restrain this out of control monopoly. The production of the plan alone has already cost over £50m, and will cost £110m – the price of a complete runway anywhere else, without a

single sod being turned. BAA have confirmed to users that the announced £2.7bn figure excludes hidden costs, bringing the total bill to around £4.0bn."

The statement that Airlines and the CAA are likely to heavily scrutinise all investment plans, is substantiated by comments regarding Stansted in the CAA's Airports Review, dated 15 May 2006:

"At Stansted, the CAA has started its own scrutiny of the airport's capital investment plans, focusing to date on projects associated with making the best use of the current runway. In the coming months, the CAA will scrutinise the efficiency of BAA's plans for the second runway, when issued, following its own consultation earlier this year on a range of options. The CAA will also take account of BAA's and airlines' views on traffic forecasts and prospective operating and capital efficiency in reaching an initial view later this year on price control proposals for Stansted."

- ***Changes in the amount and delays to the timing of RAB growth are almost inevitable***

The statement that Heathrow Terminal 5 will have taken 15 years to deliver is substantiated by the following.
BAA applied for planning approval on Wednesday 17 February 1993 as confirmed by the articles below:

Investors Chronicle, 19 February 1993

"Airports operator BAA made a formal planning application on Wednesday for its pounds 900m fifth passenger terminal at London's Heathrow airport. BAA's proposed development is likely to encounter stiff opposition from a number of parties on environmental and noise pollution grounds. A public inquiry, likely to last at least a year, should begin late in 1994, which means that a government decision is unlikely before 1997."

Flight International, 24 February 1993

"BAA applied for planning approval for the proposed fifth terminal at London Heathrow Airport on 17 February. The UK Government will call a public inquiry into Terminal 5, which is likely to cost almost £1bn and cater for 30m passengers a year. A Government decision to proceed is likely in 1997."

The Dow Jones news service confirmed the public enquiry ended on Wednesday 17 March 1999:

"A public inquiry into whether Heathrow Airport needs a fifth terminal ended Wednesday, but a final decision is still more than two years away. The investigation into the issue has been the U.K's longest public inquiry. It lasted four years, with hearings calling witnesses at total cost of GBP80 million, of which GBP50 million was spent by the BAA PLC, the owner operator of Heathrow Airport".

BAA announced in their results for the year ended 31 March 2006 that Terminal 5 is due to open on 30 March 2008:

"BAA invested £1,517 million in 2005/06 to build capacity and improve facilities at its airports and related businesses. £977 million of this investment was spent on Heathrow Terminal 5 which remains on budget and on schedule to open 30 March 2008. The first phase (being the main terminal building and Satellite 1) is now nearly 80% complete."

The statement that the second runway at Stansted has already been delayed from 2012 to 2015/16 is substantiated by Mike Clasper's statement from BAA's Annual Report 2004/05:
"We've always said 2012 was a very challenging deadline and, to be honest, we're not going to meet it. A number of things in the last 18 months have gone more slowly than we'd hoped: the emergence of a regional planning framework; and Government agency progress with the road and rail plans to support an enlarged Stansted are two areas that spring to mind. These things have cost us at least a year and there are many hurdles ahead."

This is further supported by the BAA press release, dated 18 May 2005:

"The second runway and phase 1 of the associated infrastructure at Stansted (Generation 2) is available from 2015/16. This reflects our views of the most likely timing of completion of phase 1 of this development, although we are still targeting and working towards an earliest possible opening date of late 2013."

- ***BAA is exposed to significant construction risk on major projects***

This statement made by the Chairman of BAA acknowledging the risk associated with Heathrow Terminal 5 is sourced from a transcript produced by Thompson Financial of a BAA investor conference call on 26 May 2006:
"So far as the dividend is concerned, again the time is important because, if you go back a few years, and I remember being on the Board considering these things, we were very, very focused on the development of Terminal Five. And although as we stand here today that project is 80% complete, it's on time and

on budget, the fact that we can now view that with hindsight doesn't mean to say that the risks going into it were very, very real and very, very large, as we observed them. And we had no idea, even though it was obviously our intention and we delivered on it, we had no idea that things would work out as well as they had done."

- ***BAA is exposed to significant traffic risk due to external shocks***

The CAA has noted that BAA faces more volume risk than UK water companies in its Decision Document, dated February 2003:

"However, in the view of the CAA great care should be taken when making these types of comparisons. For example, the regulated UK water companies currently face little volume risk compared with BAA and hence such a comparison is not appropriate. Also, comparisons with other airports which do not face investment projects on a scale such as Terminal 5 or do not face a regulatory environment such as BAA are unlikely to be appropriate. Moreover, in the case of BAA market data is available, i.e. data is available on its equity beta and debt premium. Therefore the need for and value of comparators is significantly reduced: the designated BAA airports representing the major part of BAA's value."

3) Shareholders should not believe BAA will create value from diversification

The statement regarding the acquisition of Duty Free International, renamed Duty Free Americas, for £423m in August 1997 is confirmed in BAA's results for the six months ended 30 September 1997:

"The acquisition of Duty Free International in August 1997 at a cost of £423m and increased capital expenditure of £289m (£226m) affected gearing, which increased to 46% (33%). These factors were the principal cause of the increase in net debt of £486m (£50m)."

WDF Americas sold its export division for £23 million in June 2001, as outlined in the Regulatory News Service announcement dated 26 June 2001:

"BAA plc subsidiary World Duty Free Americas today announced the completion of the sale of its Export Division to Motta International. Assets totaling circa £23m ($US 33m) were sold for a small premium."

The subsidiary, WDF Americas, was sold for £84 million in October 2001, as outlined in the Regulatory News Service announcement dated 11 October 2001:

"BAA plc, the international airport group, today announced the sale of its World Duty Free Americas subsidiary to Duty Free Acquisition Corp., a Florida corporation. The total consideration was $US121m (£84m), of which $US115m (£80m) represents the World Duty Free Americas 7% Bond due 2004, which remains with the transferring business. BAA will continue to own World Duty Free Europe, the specialist duty-free retailer at the company's UK airports."

4) BAA's questionable approach to valuation

- ***Budapest airport***

In the BAA Document, BAA disclosed that it applied a discount rate of 8% (post-tax nominal) to value Budapest airport:

"When BAA acquired Budapest Airport in December 2005, we recognised that we were taking on board significant risks, particularly in the early days. With a general election imminent, the main opposition party was doing well in the polls and threatening to renationalise the airport. There were also threats of strike action. The 8% discount rate (post-tax nominal) we used to support the purchase valuation of £1.35 billion reflected these and other risks."

BAA now claim in the BAA Document that Budapest airport has now increased in value by £300m because of a lower discount rate:

"This progress makes us more confident in the value of Budapest Airport. Indeed the Board now believes that a discount rate of 7.25% should be applied given the changed risk profile of the business. On our acquisition assumptions, reducing the discount rate by 0.75% in this way would increase the purchase valuation of Budapest by approximately £300 million. This is another piece of value upside in the BAA story."

The statement that the discount rate used for valuing Budapest airport is now similar to that used by the regulator in setting allowed returns for Heathrow, Gatwick and Stansted is sourced from the CAA's Decision report, dated February 2003.
"The CAA is satisfied that these decisions are best calculated to meet the CAA's statutory objectives under the Act. Following Competition Commission advice the price caps reflect full allowance for assets in the course of construction, a cost of capital of 7.75% pre-tax real at each airport, and revenue advancement at Heathrow to permit a smooth price profile."
BAA refers to a nominal pre-tax allowed rate of return, which is equivalent to its allowed cost of capital and discount rate for valuation purposes, of "around 10 per cent." on page 6 in its circular to shareholders dated 3 May 2006.

Based on the formulas set out in the CAA's position paper on the cost of capital dated June 2001 for pre-tax and post-tax cost of capital, BAA's nominal post tax cost of capital of around 7 per cent. can be derived by multiplying BAA's nominal pre-tax cost of capital of around 10 per cent. by 70 per cent., being 1 minus the UK corporate tax rate of 30 per cent.

BAA's nominal post-tax cost of capital of around 7.0 per cent. is therefore similar to the new discount rate of 7.25 per cent. that BAA has used for its increased valuation of Budapest airport on page 15 of the BAA Document.

The statement that under BAA's revised valuation for Budapest airport, the multiple 35.5x EBITDA is some 2.3x the average multiple of recent, comparable airport transactions is based on the average of the following multiples, the calculations for which are set out below:

Rome I/Leonardo Consortium:

The firm value to EBITDA multiple of 17.2x paid by the Leonardo Consortium for the ADR Group was calculated by dividing €2,733m, being the firm value of the ADR group by €158.5m, being the EBITDA of the ADR group for the last 12 months.

The firm value of €2,733m is calculated by adding ADR group's equity value of €2,592m, net debt of €76m and minority interests of €64m.

Equity value of €2,592m is calculated by dividing 2,570,000m being the equity value in Italian Lira by 1,936.2, being the exchange rate for Italian Lira into Euros. This is then divided by 0.512, representing the 51.2% of the total equity value that the Leonardo consortium acquired. The equity value in Italian Lira is extracted from a Reuters news article on 15 June 2000, *"Il Punto- Gemina batte Shipol e Benetton per Adr"*. The exchange rate for Italian Lira into Euros is extracted from Datastream. The percentage of the total equity value that the Leonardo Consortium acquired is extracted from a news article by Reuters from 15 June 2000, *"Leonardo Group wins Rome Airport Bid"*.

Net debt of €76m is calculated by dividing 146,806m, being the net financial position at 31 December 2000 in Italian Lira by 1,936.2, being the exchange rate for Lira into Euros. ADR Group's net financial position was extracted from page 220 of ADR Group's Consolidated Report on operation and Consolidated Financial Statements as of 31 December 2000.

Minority Interests of €64m are calculated by dividing 124,486m, being the minority interests at 31 December 2000 in Italian Lira by 1,936.2, being the exchange rate for Lira into Euros. ADR Group's minority interests are extracted from page 249 of ADR Group's Consolidated Report on Operations and Consolidated Financial Statements as of 31 December 2000.

The EBITDA of €158.4 is calculated for the last 12 months by adding 211,055, being the operating income in Italian Lira for the year ended 31 December 2000 to 57,393, being the amortisation of intangible fixed assets in Italian Lira for the year ended 31 December 2000 and then adding 38,302, being the depreciation of tangible fixed assets for the year ended 31 December 2000. This is then divided by 1,936.2, being the exchange rate for Lira into Euros. ADR Group's

operating income, amortisation and depreciation for the year ended 31 December 2000 are all extracted from page 251 of ADR Group's Consolidated Report on Operations and Consolidated Financial Statements as of 31 December 2000.

Bristol/Ferrovial–Macquarie:
The firm value to EBITDA multiple of 18.3x paid by Ferrovial–Macquarie for Bristol International Airport Limited was calculated by dividing £234m, being the firm value of Bristol International Airport limited by £12.8m, being the EBITDA for Bristol International Airport Limited for the last 12 months.

The firm value of £234m is extracted from a news article by the Yorkshire Post on 21 December 2000, *"FirstGroup agrees airport sale"*.

EBITDA of £12.8m is calculated for the last 12 months by multiplying £11.4m, being the EBITDA for the year ended 31 March 2000, by 3 and then dividing by 12. This is added to £13.2m, being the EBITDA for the year ended 31 March 2001 multiplied by 9, and then divided by 12.

EBITDA for the year ended 31 March 2000 is calculated by adding £1.6m, being the depreciation and other amounts written off for the year ended 31 March 2000 to £9.9m, being the operating profit for the year ended 31 March 2000. Depreciation for the year ended 31 March 2000 is extracted from page 6 of Bristol International Airport Limited's Financial Statements for 31 March 2001, with the operating profit for the year ended 31 March 2000 also extracted from page 6.

EBITDA for the year ended 31 March 2001 is calculated by adding £2.7m, being the depreciation and other amounts written off for the year ended 31 March 2001 to £10.5m, being the operating profit for the year ended 31 March 2001. Depreciation for the year ended 31 March 2001 is extracted from page 6 of Bristol International Airport Limited's Financial Statements for 31 March 2001, with the operating profit for the year ended 31 March 2001 also extracted from page 6.

Sydney/Southern Cross Consortium:
The firm value to EBITDA multiple of 17.7x paid by the Southern Cross Consortium for Sydney Airports Corporation Limited was calculated by dividing AUD 5,588m, being the firm value of Sydney Airports Corporation Limited by AUD 316.3m, being the EBITDA for Sydney Airports Corporation Limited for the last 12 months.

The firm value of AUD 5,588m is extracted from the Sydney Airports Corporation Limited / Southern Cross Group deal summary produced by Merger Market (http://www.mergermarket.com).

The EBITDA for the last 12 months of AUD 316.3m is extracted from page 3 of Sydney Airports Corporation Limited's 2002 Annual Report.

Rome / Macquarie Airports Consortium:
The firm value to EBITDA multiple of 14.7x paid by the Macquarie Airports Group for Aeroport Di Roma ("ADR") was calculated by dividing the firm value of €2,725m by €186m, being EBITDA for the last 12 months.

The firm value of €2,725m is calculated by adding the ADR's equity value of €1,074m, net debt of €1,692m, minority interests of €48.1m and then subtracting equity investments of €89.6m.

Equity value of €1,074m is calculated by dividing €480m by 0.447, representing the 44.7% of the total equity value that the consortium acquired. The equity value for Aeroport Di Roma and percentage of the total equity value that the Macquarie airports group acquired are extracted from page 3 of a news article by The Australian Stock Exchange Company on the 15 July 2002: *"Macquarie Airports to acquire 28% of Rome's Aeroport Di Roma for $542M".*

Net debt of €1,692m is calculated by subtracting €17.1, being the cash and cash equivalents at 31 December 2001 from €1,637.7m, being the payables due to banks at 31 December 2001 and adding €71.0m, being payables due to other financial institutions. ADR group's cash and cash equivalents are extracted from page 273 of ADR's Annual Report 2002, with ADR group's payables due to banks and payables due to other financial institutions extracted from page 253 ADR's Annual Report 2002.

Minority interests of €48.1m, being the minority interests at 31 December 2001 are extracted from page 253 of ADR Group's Annual Report 2002.

Equity Investments €89.6m, being the equity investments at 31 December 2001 are extracted from page 252 of ADR Group's Annual Report 2002.

The EBITDA for the last 12 months of €186m calculated by adding €96.5m, being the amortisation and depreciation charge for the year ended 31 December 2001 to €89.6m, being the operating income for the 12 months to 31 December 2001. ADR group's amortisation and depreciation charge is extracted from page 244 of ADR Group's Annual Report 2002, with ADR group's operating income extracted from page 223 ADR Group's Annual Report 2002.

Belfast City/Ferrovial:
The firm value to EBITDA multiple of 17.8x paid by Ferrovial for Belfast City Airport Limited was calculated by dividing the Firm Value of £43m by the EBITDA £2.4m.

Firm value of £43m is extracted from a news article by the Financial times on 24 May 2003, *"Ferrovial lands £43m Belfast airport deal"*

EBITDA of £2.4m is calculated by adding £1.3m, being the depreciation charge for the year ended 31 January 2002 to £1.1m, being the operating profit for the year ended 31 January 2002. The depreciation charge for the year ended 31 January 2002 and the operating profit for the year 31 January 2002 are both extracted from page 7 of the Belfast City Airport Limited Report and Financial Statements at 31 January 2003. These financials were used as they are believed to represent a normalised level of operating profit, with a loss having been recorded for the year ended 31 January 2003.

Brussels/Macquarie:
The firm value to EBITDA multiple of 12.3x paid by the Macquarie Consortium for Brussels International Airport Company was calculated by dividing €1,635m,

being the firm value of Brussels International Airport Company by €133m, being Brussels International Airport Company's EBITDA for the last 12 months.

Firm value of €1,635m is extracted from page 1 of a news release by Macquarie on the 9 November 2004, *"Map Consortium successful in bid for Brussels Airport"*.

EBITDA for the last 12 months of €133m is extracted from page 1 of a news release by Macquarie on the 9 November 2004, *"Map Consortium successful in bid for Brussels Airport"*.

TBI/Abertis:
Firm value to EBITDA multiple of 14.6x paid by Abertis for TBI was calculated by dividing the firm value of £711m by £48.8m, being EBITDA for the last 12 months.

Firm value of £711m is extracted from page 15 of a press release by Abertis on 14 November 2004 relating to the acquisition of TBI.

The EBITDA for the last 12 months of £48.8m is adjusted for sale of airport services and extracted from a press release published by Abertis on 14 November 2004 relating to the acquisition of TBI.

Copenhagen/Macquarie:
The firm value to EBITDA multiple of 10.2x paid by Macquarie for Copenhagen Airports was extracted from page 5 of a document published by Macquarie Airports on 24 October 2005, *"Recommended Tender Offer – Copenhagen Airports"*.

Consequently, the average of the firm value to EBITDA multiples based on precedent transactions above is 15.3x.

- ***BAA / Budapest***

The firm value to EBITDA multiple of 35.5x, based upon BAA's revised valuation for Budapest, is calculated by dividing BAA's estimate of firm value of £1,650m by £46.5m, being EBITDA for the last 12 months.

The firm value of £1,650m is calculated by adding £300m, being the increase in the purchase valuation of Budapest, to £1,350m, being the purchase valuation at the time of the acquisition. The purchase price at the time of the acquisition and the increase in the purchase valuation of Budapest are extracted from the BAA Document.

In the year ended 31 December 2005, Budapest airport expected to generate earnings before interest, tax, depreciation and amortisation of €68m. The EBITDA of £46.5m is calculated by dividing €68m, being the expected EBITDA for the year ended 31 December 2005 for Budapest Airport by 1.4624, being the average exchange rate for Euros into GBP for calendar year 2005. The EBITDA for the year ended 31 December 2005 for Budapest is extracted from page 2 of the news release on 18 December 2005 by BAA, "BAA agrees acquisition of Budapest Airport". The average exchange rate for Euros into GBP is extracted

from Datastream and is calculated by taking the average of the respective exchange rates from 1 January 2005 through to 31 December 2005.

The statement that the EBITDA multiple derived from the revised valuation of Budapest is 2.3x the average multiple of comparable airport transactions is calculated by dividing 35.5x, being the firm value to EBITDA multiple based upon BAA's revised valuation for Budapest, by 15.3x, being the average of the precedent transactions.

- ***Valuation of regulated London airports***

The statement that BAA has failed historically to translate RAB growth into comparable growth in profits and shareholder returns has been sourced earlier in this document. Similarly, the regulator's acknowledgment that BAA is a riskier investment than UK water companies as outlined earlier. The statements that BAA is exposed to significant construction risk on major projects and traffic is subject to external shocks are set out in the sources and bases.

The statement that acquisitions of regulated UK water companies have been valued at an average multiple of approximately 0.98x RAB is supported by the implied average of the following transactions:

- The acquisition of Southern Water Services by First Aqua Ltd in March 2002 at 0.98x RAB
- The acquisition of Wessex Water by YTL Utilities Ltd in March 2002 at 1.05x RAB
- The acquisition of Northumbrian Water by Aquavit PLC in May 2003 at 0.92x RAB.

These transactions were chosen as they are recent, large and involved UK Water and Sewerage companies. They have been sourced from an analyst note published by Cazenove, dated 13 February 2006.

Applying this average take-out multiple of 0.98x rather than the RAB multiple used by BAA in the BAA Document, would reduce BAA's valuation by 166p per BAA share. This is substantiated by the following calculations:

The value of BAA's regulated asset base using the average take-out price is calculated by multiplying £9,963m, being the value of BAA's RAB as calculated from the BAA Document by 0.98x, being the average multiple calculated earlier, to value BAA's regulated asset base at £9,763. The value per share derived from BAA's RAB of 903p is therefore calculated by dividing £9,763, being BAA's regulated asset base by 1,081m, being the number of shares outstanding.

The total value reduction of 166p is therefore calculated by subtracting 903p, being the take-out value of the regulated London airports, from 1069p, being BAA's valuation set out in the BAA Document.

- ***Dilutive effect of Convertible Bonds and share options***

The impact of the exercise of BAA share options at 940 pence per share would be to dilute the value by 12 pence per share. This is calculated by multiplying the number of options over shares of 27.9m (as sourced from page 90 of the 2005/06 annual report) by 940 pence to give £262m and dividing the result by the cash cancellation cost of the options of £136m (as calculated from the 2005/06 annual report). This gives rise to a net cost of £126m which when divided by the number of shares in issue gives a value of 12 pence per share.

5) In contrast, ADI's offer of 900 pence per share represents full and fair value

The data to substantiate the statement that the average takeover premium for cash offers in the UK has been just under 34 per cent. for the last three years is sourced from M&A Monitor (http://www.m-a-monitor.co.uk/intro.htm) by specifying the following search criterion:

- Target – UK
- Deal Status – Completed & Pended
- Announced between 23 May 2001 and 22 May 2006
- Equity Value greater than £100 million
- All Public transactions
- Consideration – Cash
- Multiples – Bid premia

The 3 year average of 33.7 per cent. is calculated by averaging the pre-bid speculation premia of those transactions announced between 23 May 2003 and 22 May 2006.

M&A Monitor specify that "the pre-bid speculation date is normally a date which the bidder and/or target have specifically highlighted as relevant for bid premia calculation purposes precisely because such date represented the last date prior to which the target company's share price might have been affected by bid speculation (e.g. the pre-bid speculation date often corresponds to the business day prior to an announcement by the target company that it was involved in takeover discussions). If there were no such bid speculation identified by the parties, the pre-bid speculation date will normally correspond to the last business day before the official announcement of the offer terms. It should be noted that M&A Monitor does not independently infer the existence of bid speculation from trends in a target company's share price and that it is

(typically) only where there has been a prior announcement about a possible transaction and/or where the parties themselves have highlighted a specific date for bid premia calculation purposes, that the pre-bid speculation date might differ from the last business day prior to the announcement of the transaction." The offer price of 900 pence per share represents a 41% premium to the average BAA closing share price for the month prior to 6 February 2006, being the day before speculation began. The daily BAA closing share prices between 7 February 2005 and 6 February 2006 are sourced from Datastream and averaged to yield an average monthly share price of 637 pence. Hence the premium of 41% is calculated by the division of 900p by 637p.